NI 43-101 Technical Report
for the Del Toro Silver Mine,
Zacatecas State, México

Prepared for

August 20, 2012 DE-00248 Updated and Restated

NI 43-101 Technical Report for
the Del Toro Silver Mine,
Zacatecas State, México

Prepared for

First Majestic Silver Corp.

August 20, 2012

DE-00248

Updated and Restated

Prepared by

Pincock, Allen & Holt

Leonel López, C.P.G.

CONTENTS			Page

1.0	EXECUTIVE SUMMARY		1.1

	1.1	Property	1.1
	1.2	Geology	1.2
	1.3	Mineralization	1.2
	1.4	Exploration	1.3
	1.5	Mining	1.4
	1.6	Mineral Processing	1.7
	1.7	Recovery Methods	1.10
	1.8	Environmental	1.11
	1.9	Market Studies and Contracts	1.12
	1.10	Mine Closure, Remediation and Reclamation	1.12
	1.11	Community Relations	1.12
	1.12	Conclusions	1.13
	1.13	Recommendations	1.14

2.0	INTRODUCTION		2.1

	2.1	Technical Report	2.1
	2.2	Purpose of Technical Report	2.1
	2.3	Sources of Information	2.1
	2.4	Participants in the preparation of This Technical Report	2.1
	2.5	Terms and Definitions	2.2
	2.6	Units	2.3

3.0	RELIANCE ON OTHER EXPERTS		3.1

4.0	PROPERTY DESCRIPTION AND LOCATION		4.1

	4.1	Property Description	4.1
	4.2	Location	4.1
	4.3	Property Coverage	4.1
	4.4	Mineral Tenure	4.3
	4.5	Mining Concessions	4.4
	4.6	Claim Boundaries and Mineralized Zones	4.4
	4.7	Royalties, Back-in Rights, Agreements, and Other Encumbrances	4.6

	4.8	Environmental Status	4.6
	4.9	Permitting	4.6
	4.10	Factors or Risks That May Affect the Property	4.7

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CONTENTS (Continued)				Page

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			5.1

	5.1	Accessibility		5.1
	5.2	Climate and Vegetation		5.1
	5.3	Local Resources		5.1
	5.4	Infrastructure		5.2
	5.5	Physiography and Hydrology		5.2

6.0	HISTORY			6.1

7.0	GEOLOGICAL SETTING			7.1

	7.1	Regional Geology, Structural		7.1
	7.2	Local Geology		7.2
	7.3	Deposit Geology		7.4
	7.4	Mineralization		7.7
		7.4.1	Mineralization at the San Juan Deposit	7.11
		7.4.2	Mineralization at the Perseverancia Deposit	7.11

8.0	DEPOSIT TYPES			8.1

9.0	EXPLORATION			9.1

	9.1	Introduction		9.1
	9.2	Exploration Programs		9.2
		9.2.1	Geophysical Exploration	9.2
		9.2.2	Geochemical Exploration	9.2
	9.3	Drilling		9.5
	9.4	Opinion		9.8

10.0	DRILLING			10.1

	10.1	Drilling Method		10.1
	10.2	Interpretation		10.3
	10.3	Sampling intervals, True Thickness		10.3
	10.4	PAH Opinion		10.6

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CONTENTS (Continued)			Page

11.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY		11.1

	11.1	Channel Sampling	11.1
	11.2	Drill Core Samples	11.2
	11.3	Opinion	11.2

12.0	DATA VERIFICATION		12.1

	12.1	Production – Bulk Samples	12.1
	12.2	PAH Opinion	12.5

13.0	METALLURGICAL TESTING		13.1

	13.1	Summary	13.1
	13.2	General	13.2
	13.3	Cyanidation Testing	13.3
	13.4	Flotation Testing	13.4

14.0	MINERAL RESOURCE ESTIMATE		14.1

	14.1	Introduction	14.1
	14.2	Methodology	14.2
	14.3	Density Determinations	14.3
	14.4	Cutoff Grade Calculation	14.3
		14.4.1 Oxides	14.4
		14.4.2 Sulfides	14.4
	14.5	Resource Estimation	14.5
	14.6	Additional Geologic Potential	14.9
	14.7	Conclusion	14.11

15.0	MINERAL RESERVE ESTIMATE		15.1

	15.1	Introduction	15.1
	15.2	Mineable Reserves	15.1
	15.3	Metal Prices	15.1

16.0	MINING METHODS		16.1

	16.1	Introduction	16.1
	16.2	Mine Design and Production Planning	16.2

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CONTENTS (Continued)				Page

		16.2.1	Major mine Development	16.2
		16.2.2	Stoping methods and production Planning	16.11
		16.2.3	Life of Mine Production Plan	16.13
		16.2.4	Geotechnical and Ground Control	16.14
		16.2.5	Major Mine Equipment	16.23
		16.2.6	Mine Manpower	16.23
		16.2.7	Ventilation	16.24
		16.2.8	Mine Dewatering	16.28
		16.2.9	Mine Electrical System	16.31
	16.3	Mine Capital and Operating Costs		16.36

17.0	RECOVERY METHODS			17.1

	17.1	General		17.1
	17.2	Ore-Processing Plant		17.1
		17.2.1	Oxide-Ore Cyanide-Leach Circuit	17.2
		17.2.2	Sulfide-Ore Flotation Circuit	17.7
		17.2.3	Tailings Storage	17.7

18.0	INFRASTRUCTURE			18.1

	18.1	Accessibility and Resources		18.1
	18.2	Electric Power		18.2
	18.3	Water		18.2
	18.4	Other Facilities		18.4

19.0	MARKET STUDIES AND CONTRACTS			19.1

	19.1	Summary		19.1
	19.2	General		19.1

20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT			20.1

	20.1	Environmental Studies		20.1
	20.2	Permitting		20.2
	20.3	Mine Closure, Remediation and Reclamation		20.3
	20.4	Social or Community Impact		20.4

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CONTENTS (Continued)			Page

21.0	CAPTIAL AND OPERATING COSTS		21.1

	21.1	Capital Costs	21.1
	21.2	Operating Costs	21.3

22.0	ECONOMIC ANALYSIS		22.1
	22.1	Assumptions	22.1
	22.2	NPV, IRR, and Payback Period	22.2
	22.3	Taxes, Royalties, and Other Encumbrances	22.2
	22.4	Sensitivity	22.2

23.0	ADJACENT PROPERTIES		23.1

24.0	OTHER RELEVANT DATA AND INFORMATION		24.1

25.0	INTERPRETATION AND CONCLUSIONS		25.1

	25.1	Interpretation	25.1
	25.2	Conclusions	25.3

26.0	RECOMMENDATIONS		26.1

27.0	REFERENCES		27.1

28.0	STATEMENT OF QUALIFIED PERSON		28.1

TABLES

1-1	Summary of Mineral Resources “In Situ” Prepared by FMS		1.5
1-2	Summary by Year of LOM Development Plan		1.6
1-3	Life of Mine Production Plan		1.8
1-4	Mineral Reserves		1.9
1-5	Economic Analysis		1.14
2-1	List of Contributors to This Technical Report		2.2
4-1	List of Mining Concessions		4.3
4-2	List of Land Holdings		4.4
6-1	Estimated Historical Production		6.2
9-1	Drilling programs Completed to March 31, 2012		9.8
9-2	Exploration program 2012		9.8

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CONTENTS (Continued)		Page

13-1	Metallurgical Testing, Head Assays of Test Samples and Optimal Treatment Method	13.3
13-2	Metallurgical Testwork, Best Treatment Conditions & Ag Extractions for the Cyanidation of Oxide and Mixed Zones Samples	13.4
13-3	Metallurgical Testwork, Bulk Flotation of San Juan Orebodies 1 and 2, Sample #6	13.5
13-4	Metallurgical Testwork, Locked-Cycle Tests on Four Sulfide Samples	13.6
14-1	Density Determinations by SGS 15-08	14.4
14-2	Summary of Mine Cutoff Grades & NSR Value	14.5
14-3	Mineral Resources “In Situ” for Measured + Indicated for Sulfides, Prepared by FMS, Reviewed by PAH	14.7
14-4	Mineral Resources “In Situ” for Measured + Indicated for Oxides, Prepared by FMS, Reviewed by PAH	14.8
14-5	Mineral Resources “In Situ” for Inferred for Sulfides and Oxides, Prepared by FMS, Reviewed by PAH	14.10
15-1	Summary of Mineable Reserves for Mine Plan	15.2
15-2	Summary of Metal Prices for Cutoff and Economic Analysis	15.3
16-1	Life of Mine Production Plan	16.15
16-2	FM Plata Actual Del Toro Pre-production Mine Development	16.16
16-3	Summary by Year of LOM Development Plan	16.16
16-4	Pre-Production San Francisco Shaft & Ventilation Boreholes	16.17
16-5	Summary of Pre-Production Mine Equipment and Installations	16.24
16-6	Summary of Personnel Plan for LOM	16.25
16-7	LOM Mine Staffing Plan, Including Technical Support & Mine Maintenance	16.26
16-8	Summary of pre-Production mine Capital Expenditures	16.39
16-9	LOM Sustaining Capital	16.40
16-10	Summary of Unit Mine Operating Costs	16.40
17-1	Ore-Processing, Ore Sources	17.1
17-2	Ore-Processing, Principal Parameters	17.3
17-3	Ore-Processing, principal Equipment List at Start-Up	17.4
19-1	Product Marketing: Freight, Smelting, and Refining (FSR) Terms	19.2
21-1	Pre-Production Capital Expenditure Estimates	21.1
21-2	LOM Sustaining Capital Expenditure Estimate	21.2
21-3	Estimated Unit Operating Costs	21.3
22-1	Cash Flow Analysis	22.3
26-1	Exploration Program	26.1

FIGURES

4-1	Location Map	4.2
4-2	Mining Concessions	4.5
5-1	General Location and Access Map	5.3
7-1	Regional Geology	7.3

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CONTENTS (Continued)		Page

7-2	Modeled San Juan Deposits	7.5
7-3	Interpretation of Perseverancia Deposits	7.6
7-4	San Juan Deposit 1 Oxides	7.8
7-5	San Juan Deposit 2 Sulfides	7.9
7-6	San Juan Deposit 3 Intercept	7.10
7-7	San Juan DH-28 Deposit 1 Sulfides Intercept	7.12
8-1	Typical Chalchihuites Deposits Interpretation FMS	8.2
9-1	Geophysical Outline of Skarn Zone	9.3
9-2	Geochemical Anomalies Lead	9.4
9-3	Geochemical Anomalies Zinc	9.6
9-4	Geochemical Anomalies Copper	9.7
9-5	Surface Drilling Map	9.9
9-6	Underground Drilling Map	9.10
9-7	Geophysics Exploration	9.12
10-1	Channel Sampling Cpo 1 San Juan	10.2
10-2	Channel Sampling Perseverancia Mine Level 25	10.4
10-3	Channel Sampling San Juan Mine Stope 050	10.5
12-1	Silver Assays Comparison Channel Samples vs. Duplicates	12.2
12-2	Lead Assay Comparison Channel Samples vs. Duplicates	12.3
12-3	Silver Assays Comparison Channel Samples vs. Duplicates	12.4
14-1	Mineral Resource/Reserve Blocks San Juan Deposit 1	14.12
14-2	Mineral Resource/Reserve Blocks San Juan Inter-Section Deposit 1, 2, 3	14.13
14-3	Mineral Resource/Reserve Blocks San Juan Deposit 3	14.14
14-4	Mineral Resource/Reserve Block San Juan Zinc Deposit	14.15
14-5	Mineral Resource/Reserve Blocks Perseverancia Deposit	14.16
14-6	Mineral Resource/Reserve Blocks San Nicolas Deposit	14.17
14-7	Mineral Resource/Reserve Block Dolores Deposit	14.18
16-1	Pre-Production Mine Development Schedule	16.3
16-2	San Juan Mine Orebody 3 Sulfides Stoping Process	16.5
16-3	San Nicolas – Perseverancia Mines Current and Projected Major Mine Development	16.6
16-4	Delores Mine Current and Projected Major Mine Development	16.7
16-5	San Francisco Shaft Configuration Plan View	16.8
16-6	Longitudinal Section of San Francisco Shaft	16.9
16-7	Development and Construction Schedule for San Francisco Shaft San Juan Mine	16.10
16-8	Isometric View of Cut and Fill Stoping with Pillars	16.12
16-9	San Juan Mine – Orebody 1 Oxides Stoping Progress	16.18
16-10	San Juan Mine – Orebody 2 Oxides Annual Stoping Progress	16.19
16-11	San Juan Mine – Orebody 3 Sulfides Annual Stoping Progress	16.20
16-12	San Nicolas and Perseverancia Mines – Sulfides Annual Stoping Progress	16.21
16-13	Dolores Mine – Sulfides Annual Stoping Progress	16.22
16-14	Vertical Longitudinal Section of Proposed San Juan Ventilation System	16.27
16-15	Proposed San Nicolas and Perseverancia Ventilation Circuits	16.29
16-16	Schematic Diagram of Dolores Mine Proposed Ventilation Circuit	16.30
16-17	San Juan Mine Schematic Diagram of Current and Future Mine Dewatering System	16.32
16-18	San Nicolas – Perseverancia Mines Schematic Diagram of Proposed Mine Dewatering Systems	16.33

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CONTENTS (Continued)		Page

16-19	Dolores Mine Schematic Diagram of Proposed Mine Dewatering System	16.34
16-20	Line Diagram of Projected San Juan Mine Electrical System	16.35
16-21	Line Diagram of Projected San Nicolas – Perseverancia Mine Electrical System	16.37
16-22	Line Diagram of Projected Dolores Mine Electrical System	16.38
17-1	General Site Plan	17.5
17-2	Plant Layout	17.6
17-3	Oxide and Sulfide Tailings Layout	17.8
18-1	Water Treatment Plant	18.3
22-1	NPV Sensitivity Graph	22.4
23-1	Del Toro Silver Regional Mining District	23.2

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1.0	SUMMARY

1.1	Property

First Majestic Silver Corp. (FMS) retained Pincock, Allen and Holt (PAH) to prepare a Pre Feasibility Technical Report for the Del Toro Silver Mine (Del Toro) located in the Municipality of Chalchihuites, Zacatecas State, México. The objective of this Technical Report (TR) is to provide FMS with a report that will comply with existing regulations in Canada. This report meets the requirements for NI 43-101 and conforms to form 43-101F1 for technical reports under the new guidelines and regulations in effect since June 30, 2011.

This TR is an Updated and Restated Technical Report for the Del Toro Silver Mine TR dated on May 18, 2012 and it includes additional drilling and assays completed to June 30, 2012.

The Del Toro Silver Mine is an advanced property in development stage owned by FMS through its wholly-owned Mexican subsidiary, First Majestic Del Toro, S.A. de C.V. (FM Del Toro) and it contains hydrothermal polymetallic deposits of silver in oxides in the upper parts and silver/lead/zinc sulfides at depth. FMS’s exploration, preparation and development program for Del Toro is focused on the investigation of four main mineral deposits within the mining district; San Juan which includes four mineralized areas (Deposits 1, 2, 3 and Zinc), Perseverancia including two mineralized breccia zones, Dolores vein deposit and San Nicolás, which appears to show evidences of one breccia zone and disseminated mineralization associated with the main vein deposit. Other areas of interest within the project’s concessions will be explored in future programs.

FM Del Toro owns mining rights that cover 399 hectares (986 acres) within 22 titled concessions. Duration of the mineral rights concessions is 50 years with renewable periods of similar time.

As stated above, FM Del Toro is an advanced-stage property for which pre-feasibility studies have been completed. The Project’s Environmental Impact Study (EIS) has been approved and permits for change of the use of land have been granted. Development and construction of the San Juan, San Nicolás, Perseverancia and Dolores mines, a common mill and processing plant, and ancillary facilities for Del Toro are in progress. The processing plant is scheduled to initiate operations at a rate of 1,000 tonnes per day by year end 2012 and ramp up to 4,000 tonnes per day by mid-2014. Mineral Resources and Reserves are estimated based on pre-feasibility investigations. Del Toro estimated Mineral Resources are inclusive of the estimated Mineral Reserves for which only Measure and Indicated Resources have been considered in this TR.

PAH notes that:

“CIM Definition Standards requires the completion of a Preliminary Feasibility Study as the minimum prerequisite for the conversion of Mineral Resources to Mineral Reserves.

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A Preliminary Feasibility Study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.”

1.2	Geology

Del Toro is located in the Chalchihuites silver mining district in the north-western part of México, at the border zone between the physiographic provinces of Sierra Madre Occidental and Mesa Central. It is enclosed by the sub-province of Sierras y Llanuras de Durango. It is located within a 15 km-long N60°W anticline on the western side of a regional contact zone between a 7 km by 1 km long granodioritic intrusive stock and a sequence of Cretaceous sedimentary rocks. The sedimentary rocks sequence consists of Cretaceous calcareous rocks. These rocks are represented by a 500 m column of Cuesta del Cura Formation (Albian – Cenomanian age) which is the oldest outcropping sedimentary rock formation in the area, and which is composed of dark-gray re-crystallized thin to medium-grained limestone strata of 10 cm to 90 cm in thickness. The Cuesta del Cura rocks show occasional dissemination of Pb/Zn sulfides and copper carbonate stains within the Project area.

1.3	Mineralization

Del Toro mineralization occurs as an assemblage of metasomatic and hydrothermal mineral deposits with high-grade silver content including veins, replacement concentrations, stockworks and breccia zones.

The main minerals contained in these assemblages are:

Pyrite
Sphalerite
Galena
Chalcopyrite
Argentite, and
Other silver sulfosalts associated with calcite and quartz as gangue minerals.

The upper parts of the mineral deposits have been affected by oxidation and secondary enrichment processes, as the Cuerpo Uno of the San Juan mine, which are comprised of:

Sulfo-salts
Ceragyrite
Pyrargyrite
Stephanite

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Carbonates
Cerussite
Hydrozincite
Hemimorphite
Malachite
Azurite
Sulfates
Anglesite
Willemite), and
Iron oxides
Hematite
Limonite, etc.

1.4	Exploration

Since the acquisition of Del Toro, FMS commenced an aggressive exploration and development program that includes ramps construction, drifting and crosscutting into the old working areas of the San Juan, San Nicolás, Perseverancia, and Dolores areas to access the mineralized zones and for preparation of underground workings for drilling sites. The exploration budget for 2012 is $4.0 Million. It includes approximately 100 drill holes totaling 28,000 m, from surface (52 drill holes with 20,000 m) and underground sites (48 drill holes with 8,000 m) and geophysical surveying. Six drill rigs are currently operating at Del Toro. Additionally, Del Toro includes 2,004 m of underground development in crosscuts and drifts for access and drill site preparations for 2012.

This program was based on the following premises:

Access to old mine working areas
Geologic mapping and definition of mineralized zones
Explore extensions of the known deposits
Support exploration activities for channel sampling and underground drilling
Prepare drill sites for deeper drilling
Determine Mineral Resources/Reserves
Access the mineral deposits for bulk sampling for metallurgical testwork
Prepare mine for development and production

Resource calculations at Del Toro are based on projections of the mineralized zones from the underground mine workings, 25 m beyond the accessible areas of drifts, crosscuts, and ramps for the measured resources, and another 25 m beyond the boundaries of the measured resources for the blocks of indicated resources. Inferred resources are estimated by projecting up to 50 m beyond the boundaries of the indicated resource blocks along mineralized structures, and another 25 m beyond the blocks’ width according to geologic conditions. Del Toro mineral resource estimates were applied to defined underground blocks with projections of diamond drill intercepts. Mine dilution is added to each mine block and drill intercept by including 0.50 m to about 1.00 m additional sampling of low-grade material at the walls of the mineralized structures. Mining recovery is estimated to average 88 percent.

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The grade for these blocks is determined from the grade estimated for the drill hole intervals and from the adjacent resource blocks sample assays in mine workings and drill holes located within the block area.

The Measured and Indicated Mineral Resources, including oxides and sulfides mineralization, consist of 8.6 million tonnes averaging 175 grams per tonne silver, 2.67 percent lead and 2.77 percent zinc for a total content of 76.5 M ounces of silver equivalent including silver and minor amounts of gold in oxides with additional credits for lead and zinc in sulfides. The resources grade has been estimated “in situ” and includes internal mine dilution. The silver equivalent content is estimated based on the following prices: Ag - $25.00/oz, Au - $1,600/oz, Pb - $0.90/lb, and Zn - $0.90/lb. FMS did not include mine and metallurgical recoveries for the “in situ” Mineral Resources, since these are applied for determination of the Mineral Reserves. The estimated Mineral Resources include all mineralized blocks determined by the combination of channel samples and drill hole intercepts based on geologic interpretations. These Mineral Resources are inclusive of the Mineral Reserves and include all the mineralization with assay grades at or higher than the estimated stand-alone cutoff, 118 g/t Ag eq (3.78 oz/tonne). Table 1-1 shows a summary of Del Toro Mineral Resources.

Additional geologic potential exists within the Del Toro area for targets that may result in significant resource development for the project. Direct exploration of the geophysical anomalous areas may result in significant target zones for further exploration. Geophysical induced polarization and magnetic anomalies should be further investigated by direct methods, such as drilling or underground development because they may represent concentrations of sulfides or other conductive minerals.

PAH believes that Del Toro’s resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of reserves and resources. PAH believes that the classification of the resources meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

The resources herein reported by FMS for Del Toro were reviewed by PAH and constitute part of a continued exploration program including underground development and mine preparation for mineral extraction. There are no significant technical, legal, environmental, political or other kind of restrictions; therefore, in PAH’s opinion these resources may not be materially affected by issues that could prevent their extraction and processing.

1.5	Mining

A production decision was made for Del Toro in late 2011, and mine development, construction of a mill and process plant for both sulfide and oxide ore and construction of ancillary facilities is currently underway. Del Toro Silver Mine operations will include production from four different underground areas, each of which is or will be developed as an independent operation. These operations are San Juan, Perseverancia, San Nicolás and Dolores. All mines will produce primary sulfide ore, but at June 30, 2012 approximately 65 percent of the ore resources are sulfides and approximately 35 percent are oxides

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TABLE 1-1
First Majestic Silver Corp.
Del Toro Silver Mine
Summary of Mineral Resources "In Situ" Prepared by FMS, Reviewed by PAH, as of June 30, 2012

Deposit	Tonnes M	Width m	Au g/t	Ag g/t	Pb %	Zn %	Ag (only) oz	Ag oz eq	Total Ag oz eq
Mineral Measured Resources Sulfides
Total Measured Resources	574,917	5.67	0.00	250	5.00	3.95	4,613,963	4,081,853	8,695,816
Mineral Indicated Resources Sulfides
Total Indicated Resources	4,823,710	9.07	0.12	182	2.93	3.04	28,251,935	24,030,831	52,282,767
Total Measured + Inidicated Sulfides	5,398,628	8.71	0.11	189	3.15	3.14	32,865,899	28,112,684	60,978,583
Mineral Measured Resources Oxides
Total Measured Resources	1,388,751	14.10	0.00	146	1.57	2.00	6,508,290	461	6,508,751
Mineral Indicated Resources Oxides
Total Indicated Resources	1,823,126	14.40	0.01	154	2.07	2.28	9,018,480	24,421	9,042,901
Total Measured + Indicated Oxides	3,211,877	14.29	0.00	151	1.88	2.18	15,526,770	24,882	15,551,652
Measured + Indicated Sulfides + Oxides	8,610,505	10.45	0.07	175	2.67	2.77	48,392,669	28,137,566	76,530,235

PAH review = Mineral Resources "In Situ", including mine dilution, but no mine and metallurgical recoveries.
Resource estimate based on Cutoff grade of Ag eq = Sulfides 118 g/tonne; Oxides 63 g/tonne. Metal prices at = Ag-25/oz, Au-$1,600/oz,Pb -$0.90/lb, Zn-$0.90/lb.

Mineral Inferred Resources
Mineral Inferred Resources Sulfides
Total Inferred Resources Sulfides	6,720,568	8.44	0.11	173	2.92	4.26	37,472,703	39,887,080	77,359,783
Mineral Inferred Resources Oxides
Total Inferred Resources Oxides	777,194	6.69	-	178	2.35	2.48	4,450,051	0	4,450,051
Total Inferred Sulfides + Oxides	7,497,762	8.32	0.11	174	2.87	4.08	41,922,754	39,887,080	81,809,834
Metal Prices
Au = $1,600/oz Pb = $0.90/lb
Ag = $25/oz Zn = $0.90/lb

PAH review = Mineral Resources "In Situ", including mine dilution, but no mine and metallurgical recoveries.
Resource estimate based on Cutoff grade of Ag eq = Sulfides 118 g/tonne; Oxides 63 g/tonne. Metal prices at = Ag-25/oz, Au-$1,600/oz,Pb -$0.90/lb, Zn-$0.90/lb.
Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource w ill be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.
Inferred Mineral Resources do not have economic value and these have not been included in this TR as aprt of the economic analysis.

Inferred Resources Sulfides - San Juan Zinc Deposit	3,084,929	7.95	0.00	6.00	0.18	3.56

Note: No metallurgical test have been completed

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which have been identified and developed in the San Juan area, and this will also be mined, milled and processed.

During the exploration phase for the project major access declines have been driven in the San Juan, Perseverancia and Dolores Mines. Access to the San Nicolás Mine was driven from the Perseverancia Mine workings, but this mine will also be developed with a main decline access from surface in the future.

In addition to the Perseverancia decline from surface the old Perseverancia 186-m deep vertical hoisting shaft has been rehabilitated for this mine.

A new vertical 486-m deep hoisting shaft, the San Francisco, is currently under construction for the San Juan Mine. In addition to the shaft excavation, which will be a rectangular shaft stripped out around a 3-m diameter raise bored hole, an additional 5,560 m (including excavation volumes converted to linear meters) of ancillary development will be needed for shaft ore dumps, crusher installations, conveyor belt galleries and the like. Although the planned startup date for the mill and sulfide recovery circuit is in late 2012, completion of the shaft and ancillary installations are scheduled for completion at year-end 2013.

Mine exploration and development activities in the mines has been substantial with a total of about 9,850 m of mine workings having been driven in the mines between January 2010 and June 30, 2012. The workings mainly consisted of access declines and drifts and the totals for each mine were 5,046 m in the San Juan Mine, 551 m in the San Nicolás Mine, 2,088 m in Perseverancia Mine and 1,959 m in the Dolores Mine. Excluding the San Francisco Shaft project an additional 12,950 m of additional development is scheduled for all mines. A summary of the Life of Mine underground development requirements is shown in Table 1-2.

TABLE1-2
First Majestic Silver Corp.
Del Toro Silver Mine
Summary By Year of LOM Development Plan (linear meters)

AREA and TYPE OF WORKING	YEARS								TOTALS
	2012	2013	2014	2015	2016	2017	2018	2019
SAN JUAN
Drifts in Ore	500	500	150	150	150	150	150	150	1,900
Declines & Inclines	1,150	500	500	300	300	300	300	150	3,500
Crosscuts	350	300	150	150	150	150	150	50	1,450
Conventional Raises	200	200	200	200	100	100	100	50	1,150
Sub-Total San Juan	2,200	1,500	1,000	800	700	700	700	400	8,000
PERSEVERANCIA/SAN NICOLAS/DOLORES
Drifts in Ore	300	300	250	250	250	250	250	100	1,950
Declines & Inclines	650	300	150	150	150	150	150	100	1,800
Crosscuts	100	75	75	75	75	75	75	50	600
Conventional Raises	100	75	75	75	75	75	75	50	600
Sub-Total Perseverancia/San Nicolas/Dolores	1,150	750	550	550	550	550	550	300	4,950
TOTALS	6,700	4,500	3,100	2,700	2,500	2,500	2,500	1,400	12,950

The stoping method selected for mining the near-vertical veins and orebodies of the Del Toro Silver Mine is open cut and fill stoping, with or without in situ support (post) pillars, with delayed backfill. Pillar support will be required in both the San Juan and Perseverancia ore zones because of the fair to poor ground conditions within the ore zones in these areas. The minimum mining width for all the cut and fill operations will be 2 m. Stopes will be backfilled with development waste rock or mined waste rock from surface pits.

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All stoping as well as development and support operations will be highly mechanized with a substantial fleet of diesel-powered mobile mining equipment. Most mine development, exploration and support operations for the Del Toro Silver Mine are conducted with outside exploration and mining contract firms. Later, ore mining will also be done with contractors, but mine services will be conducted by company personnel. Some administrative and technical support functions are handled by corporate personnel, based in the main Durango City, Durango State company offices, and in some cases, by personnel from FMS nearby La Parrilla operation. At full production (in 2014), the personnel complement for the mine operations will consist of about 195 contract miners, 75 hourly company personnel, and 28 company staff personnel.

Mine and mill production is planned at 4,000 tonnes per day, based on 330 working days per year. Full production is about 660,000 tonnes per annum of sulfide ore and 660,000 tonnes per year of oxide ore. Achievement of this production rate is scheduled for 2014, with a ramp-up period during 2012 and 2013. FMS’s engineers have constructed a Life of Mine (LOM) production plan in which is shown the production planning for both sulfides and oxides. This plan is shown in Table 1-3. Table 1-4 shows the Del Toro Mineral Reserves.

The estimated capital costs (mines only) of major point forward (from June 30, 2012) capital projects to bring the Del Toro mines on stream and achieve first phase production of 1,000 tpd (330,000 tonnes annually) are about $30.5 million, and LOM mining sustaining capital is estimated at about $20.1 million. The $30.5 million estimate includes a 5 percent contingency. Of the $30.5 million of initial investment, about $9.0 million (without contingency) will be spent on developing and equipping the San Francisco Shaft and ancillary installations, including an underground crusher station.

Mine operating costs for the mines are estimated at an average of $19.88 per tonne. Mine development is a very small component of the operating costs as most Del Toro mine development will be capitalized.

1.6	Metallurgy and Ore Processing

Two ore types will be processed for Del Toro: oxides and sulfides. The oxides will only come from San Juan Ore Bodies 1 and 2; the sulfides will be predominantly from San Juan Ore Body 3 (about 80 percent) with the remainder from a combination of Perserverancia, San Nicolás, and Dolores. The oxide ore will be subjected to cyanide leaching to produce doré; the sulfide ore will be subjected to two-stage differential flotation to produce a lead-silver concentrate and a zinc concentrate.

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TABLE 1-3
First Majestic Silver Corp.
Del Toro Silver Mine
Life of Mine Production Plan

CONCEPTS	YEARS								TOTALS
	2012	2013	2014	2015	2016	2017	2018	2019
SULFIDE ORE
Tonnes Mined by Mine and/or Orebody
Total Sulfide Tonnes Mined/Milled	82,000	350,000	660,000	660,000	660,000	851,381	971,258	707,417	4,942,056
Average Head Grades
Silver - gpt	176	184	176	176	185	186	187	175	182
Lead - %	2.87	3.12	2.88	2.88	3.15	3.17	3.19	2.82	3.03
Zinc - %	2.94	3.04	2.94	2.94	3.05	3.06	3.07	2.91	3.00
Gold - gpt	0.11	0.09	0.11	0.11	0.09	0.09	0.09	0.11	0.10
OXIDE ORE
Tonnes Mined by Mine and/or Orebody
Total Oxide Tonnes Mined/Milled	0	240,000	660,000	660,000	660,000	468,619	348,742	0	3,037,361
Head Grades
* Silver - gpt	0	146	141	141	141	144	159	0	144
SULFIDES + OXIDES
Total Tonnes Mined & Milled, All Mines	82,000	590,000	1,320,000	1,320,000	1,320,000	1,320,000	1,320,000	707,417	7,979,417
Average Head Grades
Silver - gpt	176.28	168.47	158.55	158.55	163.11	170.95	179.23	174.57	167.11
** Lead - %	2.87	3.12	2.88	2.88	3.15	3.17	3.19	2.82	3.03
** Zinc - %	2.94	3.04	2.94	2.94	3.05	3.06	3.07	2.91	3.00
**Gold - gpt	0.11	0.09	0.11	0.11	0.09	0.09	0.09	0.11	0.10
Annual Production
Silver ounces	367,584	2,594,381	5,413,197	5,413,197	5,673,006	5,931,452	6,152,833	3,120,243	34,665,892
Pounds of lead	2,857,751	13,571,586	23,012,790	23,012,790	26,011,749	33,776,378	38,849,059	24,068,097	185,160,201
Pounds of zinc	3,128,759	14,208,647	25,189,802	25,189,802	27,053,023	35,034,804	40,163,506	26,625,666	196,594,009
Gold ounces	-	19.6	68.0	68.0	68.0	42.1	7.9	-	274
TOTAL Equivalent Ounces of Silver Produced	583,098	3,595,725	7,152,842	7,152,842	7,587,690	8,411,352	8,997,793	4,945,218	48,426,561

* PAH has not reported Pb, Zn grades of oxide ores because no mill recovery of them will be done.
** Average grades for sulfide ore only.
Metal average price assumptions for calculating equivalent ounces: Silver $25.00/oz, Lead $0.90/lb, Zinc $0.90/lb, Gold $1,600/oz
***Assumes metallurgical silver recoveries of 79% in sulfides and 81% in oxides and lead and zinc recoveries from sulfides of 53% and 57%, respectively.

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TABLE 1-4
First Majestic Silver Corp.
Del Toro Silver Mine
Mineral Reserves

MINE and/or OREBODY	Proven and Probable Mineral Reserves					Metal Content in Silver Eq Ounces
SULFIDES	Tonnes	Ag - gpt	Pb - %	Zn - %	Au - gpt	Silver Only	Silver Eq.	Total Silver Eq
San Juan - Orebody 3	3,766,136	167	2.60	2.82	0.13	20,244,238	17,205,906	37,450,144
Persever./San Nic./Dol.	1,175,920	227	4.43	3.58	0.00	8,596,691	7,476,731	16,073,422
Sub-Total	4,942,056	182	3.03	3.00	0.10	28,840,929	24,682,637	53,523,566
OXIDES
San Juan - Orebody 1	2,092,970	135	1.71	2.02	0.01	9,055,279	21,896	9,077,175
San Juan - Orebody 2	944,392	164	1.91	2.15	0.00	4,975,300	0	4,975,300
Sub-Total	3,037,361	144	1.77	2.06	0.00	14,030,579	21,896	14,052,475
TOTALS	7,979,417	167	2.55	2.64	0.06	42,871,508	24,704,533	67,576,041

Based on Measured and Indicated Resources including mining dilution and recovery.

For the purposes of the economic analysis, Measured and Indicated Resources have been treated as Reserves therefore are inclusive of the estimated Mineral Reserves after deducting 12% of ore left in pillars and adding back 5% for mining dilution, and also deducting the San Juan Zinc deposit w hich is in the process of being defined. The result of these changes reduces the Measured and Indicated Resources of 8.6 tonnes or 76.5 million ounces to 8.0 million tonnes containing 67.6 million ounces of silver equivalent.

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Test data indicates that cyanide leaching of the oxide ore will result in a silver recovery of about 81 percent with a grind of passing 200 mesh, 96 hours leach time, and a cyanide concentration of 3 grams per liter.

Test data indicates that differential flotation of the sulfide ore (samples 15 and 18) needs a primary grind of 90 percent passing 200 mesh. A regrinding stage for the lead-rougher-concentrate had been considered for the first sample (tested by SGS in 2009), nevertheless, the regrinding stage was not necessary, since recoveries and grades for Ag, Pb and Zn were satisfactory.

Sample 15 (San Juan Ore Body 3)

	Lead Concentrate		Zinc Concentrate
	Recovery	Grade	Recovery	Grade
Silver	73.6%	2.927 kg/tonne	5.3%	0.33 kg/tonne
Lead	53.3%	43.3%	-	-
Zinc	-	-	57.0%	52%

Sample 18 (San Nicolas/Perseverancia)

	Lead Concentrate		Zinc Concentrate
	Recovery	Grade	Recovery	Grade
Silver	91.5%	8.397 kg/tonne	3.0%	0.183 kg/tonne
Lead	64.5%	36.7%	-	-
Zinc	-	-	70%	47%

Tests of the sulfide ore indicate that the concentrates will contain varying amount of arsenic, such that smelter penalties may occur.

One comminution test was conducted that indicated a ball mill work index of 12.4 kilowatts per short ton on a sulfide ore sample. There have been no tests of concentrate or of tailings thickening and filtration.

1.7	Recovery Methods

An ore-processing plant is currently under construction, though detail plans are still being developed. The plant will be expanded through the life of the property. Detailed flow diagrams and equipment lists of the plant in the three different phases of operation are still being developed. A listing of the principal plant equipment for the Phase 1 operation is provided in Table 17-3. A general site map showing the location of the plant and sulfide tailings area is shown in Figure 17-1 and a preliminary layout drawing for the plant is provided in Figure 17-2. The cyanide-leach circuit will consist of a crushing and grinding circuit followed by thickening in a grind thickener, then leaching of the thickened slurry in four agitated tanks arranged in series. Leached slurry will pass to a leach thickener followed by plate-and-frame filtering of the thickened underflow. Tailings from the filters will be dry stacked.

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Pregnant solution recovered from the leach thickener and filters will be processed through a conventional Merrill-Crowe circuit consisting of diatomaceous-earth pregnant-solution pressure filters, de-aeration towers, zinc-dust feeders, plate-and-frame precipitate filters, a precipitate dryer, and induction furnaces. The product will be doré bullion.

The flotation circuit will consist of a crushing and grinding circuit followed by sequential lead and zinc flotation. The rougher lead concentrate will be reground and subjected to two stages of cleaning. Zinc rougher concentrate will not be reground but will also be subjected to two stages of cleaning. Lead and zinc concentrates will be separately thickened and then filtered in plate-and-frame filters.

Flotation tailings will be filtered by plate-and-frame filters and dry stacked.

1.8	Environmental

FMS submitted the Environmental Impact Statement (EIS) or “Manifestación de Impacto Ambiental Modalidad Particular (MIA)” as document No. SEMARNAT-04-002-A to the Federal Agency responsible for environmental matters (Delegación Federal de la Secretaría de Medio Ambiente y Recursos Naturales) on September 25, 2009 and on December 4, 2009 SEMARNAT resolved approval on favor of the project. The approval is subjected to terms and conditions as established in the document. These include usual requirements for protection of the environment including soil, vegetation, wild life and upon mine closure reclamation of the land including disassemble of all metallic and concrete structures and reclamation of the land to similar or better conditions as the original configuration without sharp slopes.

The EIS or MIA was authorized for a period of 10 years which may be extended upon fulfillment of the terms and conditions and by simple application submitted a minimum of 30 days prior to its deadline. Upon presentation of the first semi-annual report by FMS a Mine Closure plan must be submitted including estimated costs; however, due to a delay after 2009 for Project Development, this deadline was postponed by about one year. FMS has scheduled in accordance with SEMARNAT to present the Mine Closure Plan by the end of August 2012.

Change of Use of Soil (Uso de Cambio de Suelo). Approved on January 15, 2010 under document No. DFZ152-201/10/0078.

FM Del Toro was registered as generator of dangerous substance residues. It was registered on August 30, 2011 under No. NRA:FMRR63200911 and No. 32/EV-0052/08/11.

Application for authorization of change of the use of soil for growth workings, infrastructure, and control of the previously authorized project (Solicitud de Autorización Uso Cambio de Suelo para Obras de Crecimiento, Infraestructura y Amortiguamiento del Proyecto ya Autorizado) was approved under document No. DFZ152-201/11/1520 on November 24, 2011.

Application for authorization of the MIA for enlargement of Del Toro including cyanidation plant, plant for treatment of residual waters and pipelines (Solicitud de Autorización de MIA para Ampliación del Proyecto Del Toro Planta de Cianuración, Planta de Tratamiento de Aguas Residuales y Tuberías) was applied on September 6, 2011 under registration No. 32/DM-0093/09/11. Approval is pending.

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Apart from pending approval for enlargement of the processing plant with inclusion of the cyanidation plant, PAH is not aware of any other required major permit or environmental liabilities in Del Toro area. Most of the surrounding area to Del Toro is prospective land within the Chalchihuites mining district.

1.9	Market Studies and Contracts

Three products will be produced by Del Toro: doré bullion, lead-silver concentrate, and zinc concentrate. The doré should be easily marketable. Lead-silver and zinc concentrates may contain sufficient quantities of impurities that could make them subject to smelter penalties. The mine should closely identify the areas in the mine that have these impurities and determine methods for blending of ores and/or concentrates when marketing to reduce the impacts of smelter penalties.

1.10	Mine Closure, Remediation and Reclamation

On January 15, 2010, the Ministry of Environment (Secretaría del Medio Ambiente y Recursos Naturales) through its “Federal Delegación” in the State of Zacatecas issued resolution NRA: FMRR63200911 authorizing the change of use of land for the 9.88 hectares to be affected by FMS from forest use to development of the project “Unidad Minera Del Toro” located in the municipality of Chalchihuites, State of Zacatecas. This authorization also required the estimated cost for re-forestation of the affected land to be deposited, in the “Forestal Mexicano” fund for the amount of M$314,416 to cover compensation for reforestation and maintenance of the affected eco-system for a total of 34.58 hectares.

On November 24, 2011 an authorization was issued for re-forestation of additional surface for Project Expansion and Infrastructure for a total of 119.7148 hectares including a deposit in the “Forestal Mexicano” fund for M$7,364,913 for reforestation of 442.9448 hectares. These two bank payments were made before the authorization was issued. The authorizations included lists and number of different species to be re-established within the affected land.

Due to the revised MIA required for enlargement of Del Toro, and to the fact that there was no significant activity in the Project after approval of the MIA in 2009 until about 2011, the presentation of the Mine Closure Plan was also postponed by about one year. This time extension for presentation of the Mine Closure Plan was approved by both SEMARNAT and PROFEPA. This is under preparation by FMS for presentation during the month of August 2012.

1.11	Community Relations

To March 31, 2012 FMS has invested on behalf of Del Toro over $1.0 million in benefits for the Chalchihuites village community, including:

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  Design and construction of a water treatment plant with capacity to treat 11 liters per second (39.6 m3 per hour). FMS purchased the land where the plant has been built. The plant is in the process of testing. It is expected to be fully operational by the end of September 2012.

  Support to the Chalchihuites school with computers and internet communications.

  Refurbishing a sport center for the community.

  Del Toro will hire about 600 direct employees and workers and it will generate about 1,800 indirect jobs.

1.12	Conclusions

FMS has carried out comprehensive investigation programs with significant investment in exploration to determine Mineral Resources and Reserves for Del Toro which have proven successful by estimating up to June 30, 2012 a total of 8.6 million tonnes at an average grade of Ag – 175 g/t; Pb – 2.67 percent; Zn – 2.77 percent, with traces of Au of Measured and Indicated Mineral Resources including oxides and sulfides mineralization at a cutoff grade of 118 grams/tonne – Ag equivalent. These Mineral Resources do not include all the Mineral Resources estimated for Del Toro, such as Cuerpo Zinc of the San Juan mine because no mine plan or metallurgical test work have been completed for this mineral deposit.

Mine preparation and development is in progress for the San Juan, Perseverancia, Dolores, and San Nicolás mines. A new ore hoisting shaft, the San Francisco, is currently in development for the San Juan Mine. During the exploration phase of Del Toro, the mines have been developed through major exploration accesses and haulage declines and a great amount of drifting on the ore structures has been accomplished. Currently, the four mines are being prepared for stoping. Planned mine and mill production in 2014, when both the sulfide and oxide sections of Del Toro mill and process plant are in full operation is 4,000 tonnes per day or 2,000 tonnes of sulfide ore and 2,000 tonnes of oxide ore. Annual production, based on 330 working days per year, is projected at 1,320,000 tonnes. The Life of the mines will be about 6.5 years.

Pre-feasibility level metallurgical testing, process plant flow diagrams, equipment lists and general site drawings were provided for review.

Capital expenditures for Del Toro are estimated at $124.2 million including 5 percent for contingencies, in addition to $20.1 million for sustaining capital for the 6.5 -year projected mine life and including $2.0 million for mine closure. Details of capital costs are found in the Table 22-1.

A Pre Feasibility economic analysis for Del Toro was prepared by FMS including Mineral Reserves which were estimated from Measured and Indicated Mineral Resources including the estimated mine and processing recoveries resulting in a NPV of $191.1 million at a discounted rate of 5 percent. This analysis results in an IRR of 49 percent under the assumptions considered for Capex, Opex, Mineral Reserves, Mine and Plant recoveries, metal prices, and other parameters as shown in Section 22.0 of this TR. A sensitivity analysis shows that the project is most sensitive to silver prices and capital investments. Table 1-5 shows FMS results of Del Toro Economic Analysis.

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TABLE 1-5
First Majestic Silver Corp.
Del Toro Silver Mine
Economic Analysis

Projection to 8-Year Mine Life*	Discount Rate %	NPV (US$)
NPV	0%	266,587,791
	5%	191,090,797
	10%	137,438,184
	15%	98,637,402
	20%	70,142,334
IRR	49%
PAYBACK	3.5

(*) It includes the Project Development period

In PAH’s opinion FMS’s Del Toro results in an economically feasible project under the assumptions and parameters considered. Preparation and development of the mines and plant construction are well advanced, and on schedule for initiating operations with the flotation plant by year end 2012. In PAH’s opinion, Del Toro appears reasonable and achievable as programmed and scheduled by FMS. Del Toro’s positive economics confirm the Mineral Reserve statement for this Technical Report.

1.13	Recommendations

PAH recommends that a capable and competent geotechnical engineering firm assess the ground conditions in the Del Toro mines, and recommend the minimum ground control measures needed for stoping and ore development, especially in the oxide zones and areas of poor ground conditions in the sulfide orebodies of the San Juan Mine. PAH estimates a cost of $150,000 to $250,000 for the aforementioned study.

PAH also recommends that the engineers should focus a great deal of engineering effort on employing mill tailings, especially flotation tailings, as stope backfill. The tailings could be used as either hydraulic fill or even as a cemented “paste.” Backfilling in this manner will be slightly more costly, but will add a substantial measure of stability in the stoping operations, especially those in the San Juan and Perseverancia areas. In addition, it will reduce the amount of space on surface needed for tailings disposal. The cost of a backfill preparation plant will be in the range of $5.0 to $20.0 million, depending on whether hydraulic fill or paste fill is selected. The operating cost using the backfilling as described above will be about $1.00 to $4.00 per tonne mined in addition to the average cost of $19.88 per tonne as calculated by the FMS project engineers.

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PAH recommends that a thorough metallurgical assessment, using both FMS and external engineers and laboratories, be conducted in the following areas (PAH estimated cost: $300,000):

  Full locked-cycle tests on a minimum of six samples that are determined to be representative of San Juan Ore Body No. 3, done in parallel by both the FMS laboratory and an external laboratory.

  Multi-element analyses of the final lead-silver and zinc concentrates produced by the locked-cycle tests of both the FMS and external laboratories.

PAH recommends that, for each phase of the operation of the ore-processing facility, the following documents be generated, ensuring that they are consistent with each other and are thorough and accurate (PAH estimated cost is $250,000):

  Flow diagrams
  Material balances
  Process design criteria
  Equipment lists
  General arrangement drawings

PAH recommends generating appropriate stand-alone reports, including geotechnical studies, drawings, tables and text, for both the oxide and sulfide tailings storage areas (PAH estimated cost: $200,000).

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2.0	INTRODUCTION

First Majestic Silver Corp. (FMS) retained Pincock, Allen and Holt (PAH) to prepare a Technical Report covering the Del Toro Silver Mine (Del Toro) located in the Municipality of Chalchihuites, Zacatecas State, México. FMS exploration programs within Del Toro are focused on development of the San Juan, Perseverancia, Dolores areas, and the newly discovered San Nicolás mineral deposit. Other exploration targets have been identified and will be further investigated in accordance to FMS’s program of priorities for Del Toro, including La Esmeralda, Tayoltita, Las Cotorras, La Nueva India, and La Verdiosa.

2.1	Technical Report

This Updated and Restated Technical Report includes FMS’s exploration results and pre-feasibility studies for Del Toro development property including the San Juan, Perseverancia, San Nicolás, and Dolores mine plans, construction of processing and ancillary facilities for operating initially at a rate of 1,000 tpd by the fourth quarter of 2012, with ramp up projections to 4,000 tpd by mid-2014.

2.2	Purpose of the Technical Report

The purpose of this Updated and Restated Technical Report (TR) is to provide FMS with a Pre-Feasibility Technical Report that will follow existing regulations in Canada. This TR meets the requirements for NI 43-101 and conforms to form 43-101F1 for Technical Reports.

2.3	Sources of Information

The source documents for this report are summarized in Section 27 of this TR.

2.4	Participants in the Preparation of This Technical Report

The principal author of this report is Leonel López, a Certified Professional Geologist (AIPG-C.P.G.-08359), Registered Professional Geologist in the State of Wyoming (PG-2407), a Founder Registered Professional Member of The Society of Mining Engineers (No. 1943910), Qualified Person (QP). Mr. López is responsible for the preparation of this TR. Mr. López has visited the site during the periods of November 13-18, 2007, July 15-18, 2008, and November 18, 2011, while Mr. Addison visited the property on November 17-18, 2011, to review current status of the property. Mr. López reviewed available information on Del Toro and has assembled the location, tenure, history, environmental considerations, and all aspects of the geology, and has reviewed the sampling, data verification, drilling, project resources, and economic analysis.

Other PAH members collaborated in the review of mining methods, metallurgical, recovery methods, and marketing review, operating costs, capital costs and mineral reserves. Table 2-1 shows PAH personnel that collaborated in the preparation of this TR.

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TABLE 2-1
First Majestic Silver Corp.
Del Toro Silver Mine
List of Contributors to this Technical Report

QP or Other Qualified Professionals	TR Sections
Nelson King, PAH VP, Process Engineering and Environmental Services	1, 13, 17, 18, 19, 21, 22, 25, 26
Richard Addison, PAH Principal Process Engineer	1, 17, 18, 19, 21, 22, 25, 26
Raymond R. Hyyppa, P.E. Metallurgical Engineering	13
Jack Haptonstall, PAH Principal Mine Engineer	1, 15, 16, 21, 22, 25, 26
Leonel López, PAH Principal Geologist	1, 2 - 12, 14, 20, 22 - 27
Richard Kehmeier, C.P.G., PAH Chief Geologist	TR QA/QC

2.5	Terms and Definitions

Some of the known deposits within FMS’s holdings for Del Toro are the following:

  El Zinc,
  Cármen,
  Lourdes,
  Las Cotorras,
  La Nueva India,
  Tayoltita,
  San Nicolás,
  Huitrón,
  La Verdiosa,
  San Nicolás, a newly discovered vein deposit, and
  Numerous other targets for exploration located along the skarn outcroppings, and in geochemical and geophysical anomalous areas.

In this TR:

  FMS refers to First Majestic Silver Corp.

  CFM refers to Corporación First Majestic, S.A. de C.V. a wholly-owned subsidiary of FMS and holder of FM Del Toro.

  Del Toro refers to the Del Toro Silver Mine which consists of a “Development Property.”

  FM Del Toro refers to First Majestic Del Toro, S.A. de C.V. a wholly-owned subsidiary of CFM.

  PAH refers to Pincock, Allen & Holt, Inc., a Division of Runge, Inc., and its representatives.

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  Chalchihuites refers to the village of Chalchihuites in the State of Zacatecas, or to the Chalchihuites mining district which encloses the Del Toro Silver Mine under exploration by FMS through its wholly- owned subsidiary FM Del Toro located within the NW portion of the State of Zacatecas, México.

  San Juan silver mineral deposit (San Juan) consists of a mineral concentration held by FMS within the Del Toro Silver Mine’s properties.

  Perseverancia silver mineral deposit (Perseverancia) consists of a mineral concentration held by FMS within the Del Toro Silver Mine properties.

  La Parrilla Silver Mine, La Parrilla mine, La Parrilla district or La Parrilla refers to the operating underground mines, processing plants and infrastructure facilities that form this industrial complex and all the surrounding ground owned by CFM, a wholly-owned subsidiary of FMS.

  Grupo México refers to the corporation that holds ownership of ASARCO, former ASARCO Mexicana, and a group of Mexican Companies, subsidiaries of Industrial Minera México, S.A. de C.V., including Minera Montana, S. de R.L. de C.V., Mexicana del Arco, S.A. de C.V. and Minerales Metálicos del Norte, S.A. de C.V., from which FMS has purchased mining concessions and properties within La Parrilla area.

  Mineral Resource and Mineral Reserve definitions are as set forth in the CIM Definitions Standards as approved by CIM Council on August 20, 2000, which became effective February 1, 2001.

  Resource definitions are as set forth in an appendix to Companion Policy 43-101CP, “Canadian Institute of Mining, Metallurgy and Petroleum – Definitions Adopted by CIM Council, August 20, 2000 and modifications adopted on June 30, 2011.”

  CFM refers to Comisión de Fomento Minero, a Mexican Federal Entity responsible for support and promoting mining activities, including financing and exploration, mining and processing through contracting by small-scale miners (gambusinos). It was shut down by the Mexican Federal Government.

2.6	Units

All units are carried in metric units, also unless otherwise noted. Grades are described in terms of percent (%) or grams per metric tonne (gptonne or g/tonne), with tonnages stated in metric tonnes. Saleable metals are described in terms of tonnes, or troy ounces (precious metals) and percent weight.

Unless otherwise stated, Dollars are US Dollars. The following abbreviations are used in this report:

Abbreviation	Unit or Term
Al2O3	Alumina
ANFO	Ammonium nitrate/fuel oil

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DE-00248 August 20, 2012

ASTM	American Society for Testing and Materials
Ag	Silver
As	Arsenic
Au	Gold

Bi	Bismuth

Cd	Cadmium
Cu	Copper

Fe	Iron

g/tonne (g/t)	Grams per Tonne

ha	Hectare (10,000 m2)
Hg	Mercury

kcal	Kilocalories
kg	Kilograms
km	Kilometer(s)
k	Thousands

LOM	Life of Mine

M$	Mexican Pesos
Mn	Manganese
m	Meters
masl	Meters Above Sea Level
mm	Millimeters
M	Million
Mt	Million Tonnes
mtpd	Metric Tonnes per Day
Mtpy	Million Tonnes per Year

NPV	Net Present Value

Oz (oz/t)	Ounces (ounce/tonne)

Pb	Lead
%	Percent by Weight

Sb	Antimony
SiO	Silica

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DE-00248 August 20, 2012

T or t	Metric Tonne (2,204 lbs)
tpa	Tonnes per Annum
tpy	Tonnes per Year
tpd	Tonnes per Day

ug	Underground

Zn	Zinc

$	United States Dollars
$NP	New Mexican Pesos
C$	Canadian Dollars

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DE-00248 August 20, 2012

3.0	RELIANCE ON OTHER EXPERTS

This report was prepared for First Majestic Silver Corp. (FMS) by the independent consulting firm Pincock, Allen & Holt, Inc. (“PAH”) and is based in part on information prepared by other parties who may not have met the standards of a QP. PAH has relied primarily on information provided as part of the following reports, investigations and operating results:

  Resource Estimates by FMS’s geological staff for the San Juan and Perseverancia silver deposits of Del Toro. Prepared by FMS staff and reviewed by PAH in November 2011, April 2012, and July 2012.

  Informe de Reconocimiento Geológico Efectuado Hasta la Fecha en el Distrito Minero de Chalchihuites, Estado de Zacatecas. Por Jorge Solis Vorrath and Ignacio Herrera Mendieta, Departamento de Exploración, Zona Norte, Residencia Zacatecas, Consejo de Recursos Naturales No Renovables. October 1970.

  Reconocimiento a la Mina San Juan, Situada en el Municipio de Chalchihuites, Estado de Zacatecas. Por Jorge Solis Vorrath and Ignacio Herrera Mendieta, Departamento de Exploración, Zona Norte, Residencia Zacatecas, Consejo de Recursos No Renovables. September 1971.

  Chalchihuites Geologic report, Zacatecas, México. On behalf of First Majestic Resource Corp. (now First Majestic Silver Corp.). Prepared by the consulting firm of Exploraciones Geológico-Mineras de Occidente, S.A. de C.V., Ing. Florentino Muñoz Cabral, October 2004.

  Legal Opinion – Prepared by the México City-based legal firm of Todd y Asociados, S.C., Mr. Fernando Todd Dip, legal advisers for First Majestic Silver Corp. and its Mexican operating subsidiaries including First Majestic Del Toro, S.A. de C.V. holder of the Del Toro Silver Mine mineral concessions, prepared on November 17, 2011.

  Proyecto Del Toro – Environmental Declaration, dated November 17, 2011. Prepared by Ing. José Luis Hernández Santibañez, FMS Corporate Advisor for Environment and Permitting in México.

  Proyecto Del Toro – List of Environmental Permits and Authorizations for Del Toro according to current Mexican Laws and Regulations dated April 4, 2012. Prepared by Ing. José Luis Hernández Santibañez, FMS Corporate Advisor for Environment and Permitting in México.

  Information provided by FMS as owners and operators of the Del Toro Silver Mine properties, including data from 2008 to June 30, 2012.

PAH believes that this information and documents are reliable for use in this report.

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DE-00248 August 20, 2012

4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	Property Description

The Del Toro Silver Mine consists of a “development property” which includes two main mineral deposits under exploration, development and preparation for mining, the San Juan and the Perseverancia mineral deposits plus two new areas of focus the Dolores and San Nicolás mineral deposits which are currently being defined by drilling. A processing plant is under construction including the necessary infrastructure for operating at a rate of 1,000 tpd with ramp-up projections for operating at a capacity of 4,000 tpd by mid-2014. Investigation of these deposits to determine mineral resources and reserves included direct exploration methods by underground development and diamond drilling both from underground and surface sites.

The underground development generated production of some mineralized material which was shipped to FMS’s La Parrilla plant for processing, metallurgical testing, and concentrates shipping to Peñoles smelter and refinery at Torreón, Coahuila.

4.2	Location

The Del Toro Silver Mine is located in the municipality of Chalchihuites within the Chalchihuites mining district in the north-western part of the State of Zacatecas, México.

Location coordinates of the quadrangle that encloses the Del Toro properties are as follows:

	UTM	Geographic
North	2,593,500 - 2,597,500	Longitude – 1,035,254
East	614,500 - 619,000	Latitude – 232,828

The Del Toro property is located at elevations from 2,300 to 2,900 masl. The village of Chalchihuites is located at an elevation of 2,270 m. Figure 4-1 is a general location map.

4.3	Property Coverage

This Technical Report describes FMS exploration results on the San Juan, Perseverancia, Dolores and San Nicolás mineral deposits to June 30, 2012.

The Del Toro mining rights are owned by First Majestic Del Toro, S.A. de C.V. (FM Del Toro) a corporation owned by the Mexican holding company Corporación First Majestic, S.A. de C.V. which consolidates all shares and ownership of the Mexican operations by First Majestic Silver Corp. of Vancouver, BC.

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COAHUILA
DURANGO
ZACATECAS
SAN LUIS
POTOSI
NAYARIT
JALISCO
GUANAJUATO
Durango
San José de La Parrilla
Sombrerete
Chalchihuites
Del Toro Silver
Zacatecas
Aguascalientes
USA
MEXICO
GULF of
MEXICO
PACIFIC
OCEAN
N
SCALE
25
50
75
METERS

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	First Majestic Silver Corp.	FIGURE 4-1 Location Map	July 2012
Project No. DE-00248	Project Name Del Toro Silver Mine		Drawing Name Fig.4-1.dwg

Del Toro consists of 22 mining concessions including 19 contiguous concessions, two concessions in a neighboring area, and another concession that has been acquired by FMS and is under registration for change of ownership, and all are located within the Chalchihuites mining district covering mineral rights for 399 hectares (986 acres). These mining concessions include exploitation rights. Mexican mining concessions include mineral rights for a renewable period of 50 years from the date of the title. The earliest dates of renewal of FMS’s concessions at Del Toro are for the Perseverancia concession which title’s fiftieth anniversary is April 23, 2021. At this date, this claim’s right may be renewed for additional 50 years. Table 4-1 presents a list of Del Toro Silver Mine's concessions.

TABLE 4-1
First Majestic Silver Corp.
Del Toro Silver Mine
List of Mining Concessions

Name	Title No.	Surface, Has	Status
Carmen	166,017	12.5724	Valid
Fanny	189,876	63.7259	Valid
Gabi	169,659	1.9525	Valid
Lupita	170,279	16.0000	Valid
Lourdes	185,185	13.0020	Valid
La Güera	214,855	4.5745	Valid
Maria de la Paz	207,132	61.1046	Valid
Ricardo	171,191	5.3271	Valid
Violeta	189,682	3.6123	Valid
Socorro	201,174	21.9712	Valid
Perseverancia	154,546	23.6771	Valid
Perseverancia Uno	163,916	7.2841	Valid
Perseverancia Cuatro	185,186	23.2383	Valid
Ampliación Las Cotorras	168,738	14.2157	Valid
Las Cotorras	171,331	8.6238	Valid
Perseverancia Dos	203,243	11.8022	Valid
Fatima	228,623	46.3830	Valid
La Esperanza	164,001	20.0000	Valid
San Rafael	166,911	9.0000	Valid
Dolores	172,133	7.9430	Valid
Dolores Dos	172,138	4.0000	Valid
Tayoltita*	186,876	19.0000	Valid
Total Surface	22	399.0097	Valid

(*) Under registration. It has been acquired by FMS.

4.4	Mineral Tenure

FMS acquisition rights of the Del Toro properties consisted of purchasing mining claims from different owners, as well as applying for new mining claims to cover free land adjacent and around the areas of interest within the mining district.

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Two main groups of concessions were acquired from different owners; the San Juan group, and the Perseverancia group. These two options have been executed and FM Del Toro owns all mineral rights in those concessions. There are no other encumbrances on the Del Toro mining concessions.

Surface rights in México are either owned by communities (“Ejidos”) or by private owners. Chalchihuites mining district land is mainly owned by private owners and to a lesser degree by “ejidatarios” (community owners). In either case the mining concessions include “right of way” rights, although in many cases it is necessary to negotiate access to the land. Federal or State roads allow permission to access State or Federal lands without other requirements. At Del Toro the access to San Juan, Perseverancia and most other mining prospects is open due to historical works and developments. The Mining Law includes provisions to facilitate purchasing the land required for mining activities, installations and development.

FM Del Toro has acquired five parcels of surface rights covering 216.31 hectares (534.5 acres) from private owners for plant installations, tailings storage, and other project’s requirements. Table 4-2 shows Del Toro’s Mining Concessions and Land Holdings.

TABLE 4-2
First Majestic Silver Corp.
Del Toro Silver Mine
List of Land Holdings

Acquired from	Title No.	Surface, Has	Date of Acquisition
Mr. Pedro Pérez López	9,831	100.001096	23-Nov-07
Mr. Rubén Godoy Canales	11,530	0.008150	9-Nov-09
Mr. Pedro Pérez López	13,376	29.593704	16-May-11
Mr. Othón Ricardo Andrade García	13,532	0.710000	13-Jul-11
Mrs. Socorro Castillo	14,397	86.0000	9-May-12
Total	5 lots	216.312950

4.5	Mining Concessions

The Mining Concessions legal status was provided by legal opinion, dated November 24, 2011 from the México City based firm of Todd y Asociados, S.C., Mr. Fernando Todd Dip, corporate legal advisers for FMS in México. PAH also requested and received an updated review by legal advisers of the mining concessions current status showing that all the Del Toro mining claims owned by FMS are current in meeting the legal obligations and requirements by Mexican Mining and Environmental Laws and Regulations including assessment works, property taxes and operating permits for the period that covers to June 30, 2012. Figure 4-2 shows Del Toro mining concessions map.

4.6	Claim Boundaries and Mineralized Zones

The Chalchihuites Mining district consists of an area of approximately 15 km by 10 km enclosing numerous silver/gold/lead/zinc underground mines such as San Juan, Perseverancia, La Esmeralda, Magistral, El Zinc, Carmen, Lourdes, Las Cotorras, La Nueva India, Tayoltita, and other small workings.

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20
21
11
2
4
EXPLANATION

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	***First Majestic Silver Corp.***	FIGURE 4-2 Mining Concessions	July 2012
Project No.	Project Name		Drawing Name
DE-00248	Del Toro Silver Mine		Fig.4-2.dwg

FMS has consolidated part of the district into Del Toro’s properties for mineral exploration and mining purposes.

4.7	Royalties, Back-in Rights, Agreements, and Other Encumbrances

According to FMS no royalties, back-in rights, agreements, and other encumbrances are owned covering any of the Del Toro mining concessions.

4.8	Environmental Status

All mining and environmental activities in México are regulated by the Dirección General de Minas and by the Secretaría de Medio Ambiente, Recursos Naturales y Pesca (SEMARNAT) from México City, under the corresponding Laws and Regulations. All minerals below surface rights lie with the State; while surface rights are owned by “ejidos” (communities) or private individuals, allowing them the right of access and use of their land.

Environmental regulations in effect for exploration activities are established within the “Norma Oficial Mexicana” NOM-120-ECOL-1997 (NOM-120). Under NOM-120 all exploration programs are required to be reported to the corresponding regional SEMARNAT office. The exploration programs are required to state dates of initiation and completion. NOM-120 includes guidelines, requirements and allowance for surface disturbance during the exploration developments and reclamation upon completion of the programs, including dimensions and characteristics for the roads of access, drilling sites, mine workings, etc. It establishes area of disturbance allowed per mining concession hectare.

The Chalchihuites mining district is located, within the municipality of Chalchihuites. Surface rights within FM Del Toro’s holdings are owned by Ejido Chalchihuites and private landholders including Pedro Pérez López, Mr. Otón Ricardo Andrade García, Rubén Godoy Canales, and others. FM Del Toro has exercised Agreements to purchase 216.31 hectares of private land for plant installations within the area. The Mexican Mining Law includes provisions that permit the use of surface rights for development of projects that are of general economic interest, including mining operations.

PAH is not aware of any environmental liabilities affecting the Del Toro Silver Mine.

4.9	Permitting

Mr. José Luis Hernández Santibañez, FMS Corporate Environmental Manager as of November 17, 2011, issued a list of permits currently in force for the Del Toro Silver Mine:

  Environmental Impact Assessment (EIA) (Manifestación de Impacto Ambiental (MIA)), approved on December 4, 2009, under document No. DFZ152-203/09/1734.

  Change of Use of Soil (Uso de Cambio de Suelo), approved on January 15, 2010, under document No. DFZ152-201/10/0078.

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  Concession for the Use of Underground Water (Concesión de Aprovechamiento de Agua Subterránea), on December 3, 2009 application for permit to use 500,000 m3 per year was presented to the authorities. The permit was rejected due to over extraction of water from the aquifer for farming purposes. FMS has installed a treatment plant for used waters from the village of Chalchihuites and is now under testing. If the results are positive then FMS estimates enough water available for Del Toro processing plant.

  FMS at Del Toro was registered as generator of dangerous substance residues. It was registered on August 30, 2011 under No. NRA:FMRR63200911 and No. 32/EV-0052/08/11.

  Application for authorization of change of the use of soil for growth workings, infrastructure, and control of the previously authorized project (Solicitud de Autorización de Uso y Cambio de Suelo para Obras de Crecimiento, Infraestructura y Amortiguamiento del Proyecto ya Autorizado). It covers an authorized area of 119.7148 hectares. It was applied for on August 31, 2011, under registration No. 32/DS-0103/08/11. It was approved under document No. DFZ152-201/11/1520 on November 24, 2011.

  Application for authorization of the MIA for enlargement of the Del Toro operation:Cyanidation plant, plant for treatment of residual waters and pipelines (Solicitud de Autorización de MIA para Ampliación del Proyecto Del Toro (Planta de Cianuración, Planta de Tratamiento de Aguas Residuales y Tuberías). It was applied on September 6, 2011, under registration No. 32/DM-0093/09/11. Additional information and some clarifications were requested by SEMERNAT and these will be presented by FMS by April 27, 2012. Approval is pending.

4.10	Factors or Risks That May Affect the Property

Del Toro is operated by FM Del Toro and is located near the village of Chalchihuites, which is a traditional mining community. FM Del Toro has purchased the surface rights for construction of processing plant facilities and established a security area around the property. FM Del Toro exploration office for Del Toro is established in rented facilities within the village of Chalchihuites.

Excerpts of Business News América’s Intelligence Series of March 2011 are presented to indicate México’s country risk, as follows:

“According to the most recent Frazer Institute’s Survey of Mining Companies 2010 – 2011, México ranks 15 out of 79 jurisdictions for its current mineral potential, assuming the land-use regulations and restrictions in effect today.”

“In 2010 México ranked 4th in the world, and 1st in Latin América with the largest exploration budget according to Metals Economics Group’s (MEG) World Exploration Trends 2011 report.”

“The companies surveyed by The Frazer Institute favourably noted a good level of certainty in México regarding environmental regulations and the strengthening of existing mining regulations in the country. In contrast, they thought that the increasing lack of security due to drug trafficking, trade union membership and uncertainty over territorial disputes are factors that are limiting investment.”

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DE-00248 August 20, 2012

5.0	ACCESSSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Del Toro Silver Mine is located in the northwestern part of the state of Zacatecas, at about 150 km to the northwest from the capital city of Zacatecas. It is located at about 40 kms to the southeast of FMS’s La Parrilla Silver Mine and approximately 120 km to the southeast from the capital city of Durango. It is located in the municipality of Chalchihuites, at about 1 km to the East of the village of Chalchihuites.

5.1	Accessibility

Access to Del Toro is by highway I-45 from Durango City 120 kms to the southeast, past the La Parrilla Silver Mine. Driving time from Durango to Chalchihuites is about 2 ½ hours. The property boundary is located approximately 1 km to the East of the village of Chalchihuites while the mill is located approximately 3 km away and can be accessed by all-weather dirt roads.

Another route of access to Chalchihuites is from the city of Zacatecas by highway I-45 170 kms to the northwest. From the city of Sombrerete a 50 km highway leads west to the village of Chalchihuites. Driving time via this route from Zacatecas to Chalchihuites is about 3 hours.

5.2	Climate and Vegetation

The Del Toro Silver Mine climate is moderate with average annual temperatures of 16°C to 18°C and semi-wet with total rainfall of 600 mm to 700 mm. The main rainy season occurs in the Del Toro area during the months of July to October.

Vegetation in the area consists of xerophile plants in the lower elevations, including cactuses (maguey, nopal and biznaga) and grasslands, while in the higher elevations the predominant vegetation consists of coniferous or evergreen oak forests (pine and oak trees). Most farming (corn, beans, chilies, wheat and some fruit trees such as apples and peaches) in the area takes place in the valleys and lower elevation zones.

5.3	Local Resources

The Chalchihuites region’s main economic activities are agriculture, cattle and mining. Electric power is provided by the national grid. Potable water is available to all the towns from water wells. The Gualterio railroad station is located 5 km from Chalchihuites with connections to the rest of the country.

All basic facilities such as hotels, restaurants, telephone, including cellular, banking and postal service are available in most major population communities within the region. Elementary and secondary schools are available in all medium to major cities within the region. Higher education institutions are established in Durango and Zacatecas cities.

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Airports with service for international flights are available at Durango and Zacatecas cities, at 2 ½ hours and 3 hours driving distance respectively from Del Toro. An access map is shown in Figure 5-1.

5.4	Infrastructure

The Del Toro Silver Mine is accessible by paved highways in the states of Zacatecas and Durango. Local roads connect the mining district to various population centers within the region. The towns of Vicente Guerrero in the state of Durango (21,000 inhabitants sits at an elevation of 1,960 m) and Sombrerete in the state of Zacatecas (58,000 inhabitants at an elevation of 2,300 m) are located within 50 kms from the Del Toro area.

Approximately 4,000 inhabitants live in the village of Chalchihuites. Numerous other villages and towns are located within the mining district, such as José María Morelos (about 1,000 inhabitants), San José de Buena Vista (700 inhabitants), El Mineral de La Colorada (500 inhabitants), La Candelaria (500 inhabitants), Piedras Azules (400 inhabitants) and El Hormiguero (300 inhabitants). A labor force including miners is readily available from these communities.

5.5	Physiography and Hydrology

The Chalchihuites mining district is located in the bordering zone between the Sierra Madre Occidental and Mesa Central provinces. It is located at elevations of 2,300 m to 2,900 m while the adjacent Sierra Negra and Sierra Chalchihuites reach elevations of 3,000 m.

The Sierra Madre Occidental consists of a north-to-northwest trending range with mountains that reach elevations above 3,000 m. It comprises peaks, plateaus and elongated valleys along the range which merge into the mountains to the northwest. Deep canyons carved by drainage cross the Sierra with increasing depth in the northwest portion of the range.

The Mesa Central province includes a great portion of the north-central part of México. It comprises a large plateau composed of Mesozoic sedimentary rocks at elevations of 1,500 m to 2,300 m covering parts of the states of Zacatecas, Durango, San Luis Potosí, Coahuila and Chihuahua. Occasional ranges originated by folding or igneous activity break the flat extensions of the Mesa Central.

The Chalchihuites mining district is enclosed by the Huaynamota river basin in the western part of the state of Zacatecas near the border with the state of Durango. The Huaynamota River drains into the Santiago River about 40 km to the northeast of the capital city of Tepic in Nayarit State. It drains about 5,250 km2 of the Chalchihuites region within the state of Zacatecas.

Pincock, Allen & Holt	UPDATED & RESTATED	5.2
DE-00248 August 20, 2012

COAHUILA
DURANGO
ZACATECAS
SAN LUIS POTOSI
NAYARIT
AGUAS CALIENTES
JALISCO
Jimulco
Sn. Juan de los Charcos
Lavadero
Est. Peralta
Sn. Jeronimo
Carambulia
Sta. Elena
Gomez Farias
I. Zaragoza
Oriente Aguanaval
Peñon Blanco
Cortal de Gpe.
La Mancha
Tanque de Guadalupe
Yerbanis
Symon
La Ventura
Mazapil
Concepcion del Oro
Guadalupe Victoria
Ignacio Allende
J. De Los Reyes
Sta. Cruz del Organo
Emiliano Zapata
Sta. Clara
Candelaria
Francisco I. Madero
Miguel Auza
Camacho
El Salitre
El Cuervo
San Marcos
Juan Aldama
Sn. Fpe. Nvo. Mercurio
Ramón Corona
Tuitan
San Tiburcio
La Ochoa
Gonzalez Ortega
Col. Hidalgo
Nieves
Rio Grande
Sobreret
La Colorada
Cañitas de Felipe Pescador
Suchil
Sain Alto
San Juan Michis
Chalchihuites
El Rucio
Ojo del Faro
Villa Vos
Sto. Domingo
San Juan del Salado
Fresnillo
Charcas
Bañon
Jimenez de Teul
El Triunfo
Victor Rosales
Hernández
Est. Charcas
Milpillas de la Sierra
Concordia
El Barril
Villa de Ramos
Venado
Bernalejo de la Sierra
Lobatos
Los Aros
Zacatecas
Yapado
Moctezuma
Valparaiso
Jerez
Las Cabras
Est. Moctezuma
Susticacán
Natera
Tolosa
Ruinas Chocomoztoc
Ipiña
Sta. Lucia
Mezquitic
El Cuidado
Villanueva
Mesillas
Ahualulco
Rincón de Romos
Pinos
Cerro Prieto
Monte Escobedo
El Laurel
Villa Garcia
San Luis Potosi
Pabellón de Arteaga
Pino Suarez
Villa Guerrero
Los Campos
Tepetates
Plateado
Chimaltitlán
La Punta
Villa de Reyes
Huajimic
Tlaltenango
Sn. Martin Bolaños
Atolinga
Jalpa
Teul de Gonzalez Ortega
Teocaltiche
Benito Juarez
Nochistlán
Cortapico
San Juan de Los Lagos

Prepared by pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	Drawing Provided by/Prepared for **First Majestic Silver Corp.**	FIGURE 5-1 General Location and Access Map	Date of Issue July 2012
Project No. DE-00248	Project Name Del Toro Silver Mine		Drawing Name Fig.5-1.dwg

6.0	HISTORY

The village of Chalchihuites was founded in 1,556 AD during the Spanish Colonial Times of the 16th century, right after the foundation of the city of Zacatecas by Mr. Nuño de Guzmán and Mr. Martín Pérez Uganda. According to historical references during the period of 1554 – 1558 the Spanish captains Martín Pérez and Francisco Ibarra carried out expeditions to explore the Sombrerete, Chalchihuites and San Martín mineral zones.

Numerous small mining operations have been developed within the District from which high grade silver oxidized minerals were extracted at times of favorable prices. Mining districts that are still in operation within this region include mines at Fresnillo, San Martín, Sombrerete, La Colorada, La Parrilla, Cerro del Mercado, and others.

Mineral deposits of the Chalchihuites mining district consist of underground silver-gold-lead-copper mines. The Chalchihuites district comprises numerous small mine developments located around a regional granodioritic intrusive within metasomatic rocks at the contact with Cretaceous limestones. Mineralized structures include: vein-type, manto replacement, and breccia pipe deposits.

Most mine workings within the district are superficial developments with exceptions at the San Juan silver mine where a 90 m deep shaft was developed to extract some of the high grade silver minerals, and at the Perseverancia silver mine where two shafts were developed following two adjacent breccia pipe deposits to a depth of about 200 m.

No official records exist of mineral production from the Chalchihuites mines; however, according to FMS historical production by surveying volumes of old stopes within the San Juan and Perseverancia mine workings suggest that approximately 4 million ounces of silver were extracted from these mines at an estimated grade of about 700 g/t Ag, 10 percent to 35 percent Pb and 2 to 3 percent Zn. The Perseverancia mine was operated by Mr. Raúl Mazatán for a period of 23 years until 1997 shipping 150 to 300 hand-sorted ore tonnes per month to Peñoles smelter in Torreón city. The ore was reported to contain 1,500 to 3,000 g/t Ag and 20 to 40 percent Pb in sulfides. Additional historical production from major mines within the region, including Grupo México’s San Martin; Peñoles’ Sabinas; and Pan American Silver’s La Colorada is currently estimated by FMS at about 500 million ounces of silver.

Unofficial estimates suggest historical production of about 7 million ounces of silver equivalent including Pb and Zn from the San Juan and the Perseverancia mines.

FMS initiated investigations in the Chalchihuites area in late 2004. Option agreements were negotiated to acquire three groups of mining claims, the San Juan group, the Perseverancia group and the La Esmeralda group. As of this date FM Del Toro has purchased 100 percent of the San Juan and the Perseverancia groups of claims. Table 6-1 summarizes the Chalchihuites district’s silver historical production.

Pincock, Allen & Holt	UPDATED & RESTATED	6.1
DE-00248 August 20, 2012

TABLE 6-1
First Majestic Silver Corp.
Del Toro Silver Mine
Estimated Historical Production

Mine	Estimated Tonnes	Grade Range
San Juan	100,000	300 - 500 g/t Ag
Perseverancia	100,000	500 - 1,500 g/t Ag; 10 - 35% Pb/Zn
La Esmeralda	80,000	2 - 6% Cu
Magistral	50,000	2 - 6% Cu; 2 - 8 g/t Au
San Nicolás	15,000	200 - 500 g/t Ag
Dolores	80,000	350 g/t Ag; 4.5% Pb/Zn; 2.0 g/t Au
Total Ag oz	425,000	4,501,104
FMS Estimate		7.0 M oz-eq

Historical production of silver from major mines located in Chalchihuites vicinity including San Martín operated by Grupo México (400 million ounces Ag), Sabinas operated by Peñoles (47 million ounces Ag), and La Colorada under operation by Pan American Silver (25 million ounces) is estimated in about 500 million ounces. Reference: First Majestic Silver Corp. 2007.

First Majestic Silver Corp. has consolidated ownership of a group of properties in Del Toro area including twenty one concessions and land holdings under First Majestic Del Toro, SA de CV. This group of properties includes the San Juan and Perseverancia silver deposits under exploration and development in preparation for mining. The newly discovered San Nicolás mineralization is located within the Perseverancia group of properties. In addition, the Dolores property which consists of 11.9 hectares was purchased in 2011.

FMS has developed an aggressive exploration program in the areas of San Juan and Perseverancia mines by diamond drilling and underground exploration workings. FMS’s exploration programs are primarily focused in development of mineral resources/reserves through diamond drilling and underground mine preparation and development.

Pincock, Allen & Holt	UPDATED & RESTATED	6.2
DE-00248 August 20, 2012

7.0	GEOLOGICAL SETTING

The Del Toro Silver Mine is located within the Chalchihuites mining district in the State of Zacatecas, México. The District consists of multiple mineral occurrences enclosed by skarns which surround a regional intrusive and various satellite stocks of granodioritic composition intruding Cretaceous limestone rocks of the Cuesta del Cura and Indidura Formations.

The Chalchihuites mineral occurrences generally consist of silver/lead/zinc/copper in oxidized and sulfide mineral concentrations. At present, FMS’s exploration in the Del Toro area is focused in the San Juan, Perseverancia, Dolores, and San Nicolás mineral deposits.

The San Juan deposit comprises three silver/lead/zinc mineral concentrations identified by underground workings and drilling. These mineral concentrations consist of mineralization in sulfides with oxides in the upper parts.

The Perseverancia deposit comprises two high grade breccia pipes with silver/lead/zinc in sulfides.

The Dolores and San Nicolás consist of vein deposits and are under preliminary exploration investigations.

This TR summarizes FMS’s pre-feasibility investigations, resource and reserve estimates, mine plans, and processing plant developments for extraction and processing of the San Juan and Perseverancia mineralization as of June 30, 2012.

7.1	Regional Geology, Structural

Regional geology of the Chalchihuites mining district is dominated by a 15 km-long N60°W anticline. This structure is composed of an uplifted sedimentary calcareous sequence of Cretaceous rocks intruded by a granodiorite intrusive about 7 km by 1 km.

The sedimentary sequence consists of Cretaceous calcareous rocks. These rocks are represented by the Cuesta del Cura (Albian – Cenomanian age) which is the oldest outcropping sedimentary rock formation in the area. Its thickness is estimated to be 500 m at the neighboring San Martín mine owned by Grupo Mexico. It is composed of dark-gray re-crystallized fine to medium-grained limestone strata of 10 cm to 90 cm thick beds. The Cuesta del Cura rocks show occasional dissemination of Pb/Zn sulfides and copper carbonate stains.

Overlying the Cuesta del Cura Formation is the Indidura Formation (Upper Cretaceous) consists of intercalated clay limestone and calcareous shale. The Indidura formation rocks are generally dark-gray in color with beds 10 cm to 30 cm in thickness. Limonite coloring is common within these rocks.

The sedimentary rocks occur in anticlines and synclines with axis orientation of the N40°W along the Chalchihuites range.

Pincock, Allen & Holt	UPDATED & RESTATED	7.1
DE-00248 August 20, 2012

The upper parts of the Chalchihuites range are covered with Tertiary rocks including agglomerate (Ahuichila Formation) and lava flows.

The regional intrusive stock consists of granodiorite composed of plagioclase and hornblende with holocrystalline phaneritic texture. It shows disseminated quartz crystals and mineralization by pyrite, chalcopyrite and copper staining within fractures. This intrusive metamorphosed the sediments along its contacts and has influenced the mineralizing events within the area. The skarn zone associated to the geologic contact between the sedimentary and intrusive rocks occurs in perpendicular extensions from 100 m to 550 m from the contacts and in lengths of up to 3,800 m. Figure 7-1 shows the Del Toro Silver Mine area into a mining Regional Geologic Map.

Dominant geologic structure within the Del Toro area is represented by a 15 km by 7 km anticline with an axial trace oriented N60°W dipping to the SW. The anticline’s axis is occupied by an igneous stock of granodioritic composition (4 km by 1 km), and overlain by a volcanic flow of trachytic rocks.

The sedimentary rocks general strike is N20°- 60°E dipping to the NW from about 10° to vertical.

Two principal structural systems occur within the Chalchihuites mining district, one is parallel to the anticline’s axis and the other crosses the anticline’s axis in a N60°E orientation.

Other secondary local systems related to mineralization have been identified as follows:

  San Juan – Zaragoza system is oriented to the N45°W. It encloses about ten different veins within a 200 m to 300 m wide area along an extension of about 1,500 m. Its general dip is 70° to the NE.

  Dos de Marzo – Tayoltita system strikes to the N 35°- 70°W dipping 50°to 80° to the NE.

  San Marcos – Esmeralda system is oriented to the N20°- 60°E and dipping to the NW 50° - 70°.

These structural systems are represented by 1 m to 2 m wide veins enclosed by the metasomatic zone.

7.2	Local Geology

The FMS exploration area is located in the northwestern flank of the Chalchihuites anticline while Pan American Silver’s La Colorada mine is located in the southeastern flank of the same regional structure.

The Del Toro mineral deposit’s geology consists of mineralized structures within skarn and granodiorite along the contact zone between the intrusive stock and sedimentary rocks of the Indidura and Cuesta del Cura Formations.

The main FMS exploration targets in the area are the San Juan, Perseverancia, Dolores, and the newly discovered San Nicolás mineral deposits.

Pincock, Allen & Holt	UPDATED & RESTATED	7.2
DE-00248 August 20, 2012

CHALCHIHUITES 61
C.A. 152562
CERRO GRANDE
Dos Pinos
SCALE 1:5,000
0 50 100 250 500
METERS
FIRST MAJESTIC RESOURCE CORP.
DRILL PROGRAM
DEL TORO PROJECT
By: F. ARREDONDO Scale 1:5000
JULY 2011

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	First Majestic Silver Corp.	FIGURE 7-1 Regional Geology	July 2012
Project No. DE-00248	Project Name Del Toro Silver Mine		Drawing Name Fig.7-1.dwg

7.3	Deposit Geology

San Juan mine: It is located to the east of the Chalchihuites village at about 1,500 m. It is one of the oldest mines known in the area. Estimated production from this mine is, by volume, about 100,000 tonnes of silver ore. The San Juan mine consists of a stockwork zone controlled by local structures trending N45°E-75°NW, with a longitudinal extension known as 120 m and 20-40 m in width. The observed mineralization is FeOx as limonite and hematite with veinlets containing lead and zinc sulfides. FMS has intersected primary sulfides mineralization in some of these veins at depths greater than 150 m. Stockwork zones with mineralization have been discovered in some of the areas located between the veins. These stockwork zones show strong alteration with disseminated mineralization and mineralized veinlets, for instance the “Cuerpo Uno” under investigation by FMS. Three mineral concentrations have been identified within the San Juan mine; these deposits appear to be independent of each other and are described below:

1.

Deposit 1 (Cuerpo 1). It consists of mineralization contained in stockwork with oxides including limonite and hematite associated with lead and zinc sulfides in veinlets within hornfels of 10 m to 70 m in thickness. This deposit has been defined from surface at 2,450 masl to a depth of 2,200 m. The stockwork appears to be controlled by local structures with the general strike oriented N 45°E dipping 75° to the NW. It occurs along a length of about 120 m showing a width that varies from 10 m to 40 m. Its average grade is Ag-141 g/t; Pb-1.8 percent; Zn-2.12 percent.

2.

Deposit 2 (Cuerpo 2). It is located at elevations between 2,220 masl and 2,180 masl occurring with tabular morphology and orientation to the N-S and dipping 45°- 55° W with a length of about 300 m and thickness that varies from 4 to 14 m. Its average grade is Ag-173 g/t; Pb-1.9 percent; Zn-1.6 percent. It is enclosed by hornfels and the mineralization is composed of limonite/hematite with Pb-Zn sulfides.

3.

Deposit 3 (Cuerpo 3). It is a vertical breccia-pipe like concentration with an extension from the 2,180 masl elevation to 2,000 masl and a thickness of 30 m to 80 m. Its mineralization consists mainly of sulfides, galena, sphalerite, pyrite, pyrrhotite with some Pb and Zn oxides. Its average grade is Ag-164 g/t; Pb-2.70 percent; Zn-3.80 percent. Figure 7-2 shows the San Juan deposits.

Perseverancia Mine: It is located at about 4 km to the SE of the Chalchihuites village in the Ermitaño creek. This mine was operated by the previous owner for 23 years shipping high-grade sulfide ore with mineral content of 1.5 - 3.0 kg Ag and 20 to 40 percent Pb. Estimates by volume indicate a historical production of about 100,000 tonnes from this mine and about 100,000 lbs of contained Pb. The Perserverancia deposit consists of two mineral breccia pipes or chimneys located along a N60°- 85°E trending structure. The breccia pipes consist of massive sulfides in elongated concentrations of 6 to 10 m in width by about 15 to 30 m along the structure. The mineral concentrations are composed of sulfides with partial oxidation in the upper parts of the chimneys. FMS drilling has intersected one of the breccia pipes at about 50 m below the old mine workings which represents a depth of about 250 m below the surface. Figure 7-3 shows interpretation of Perseverancia Deposits.

Pincock, Allen & Holt	UPDATED & RESTATED	7.4
DE-00248 August 20, 2012

Deposit 1
Deposit 2
Exploration Crosscuts
Deposit 3
Zinc
Deposit

Project No. DE-00248

Drawing Provided by/Prepared for **First Majestic Silver Corp.**

Project Name: Del Toro Silver Mine

FIGURE 7-2
Modelled San Juan Deposits

Date of Issue: July 2012

Drawing Name: Fig.7-2.dwg

PERSEVERANCIA SHAFT
DDH STATION
-59°
280.15 m.
2400
2400
POTENTIAL FOR LEFT OLD
FILLINGS
(UNDETERMINED)
OLD STOPE ZONE (NO INFORMATION)
INFERRED CHIMNEY
LEVEL 22
2300
2300
UNDERGROUND INDICATED
RESOURCES
2.6 M
Oz Ag Eq
MINE ZONE
LEVEL 26
LEVEL 27
LEVEL 28
LEVEL 29
LEVEL 30
LEVEL 31
SKARN
PROGRAMMED CROSSCUT
190.60 m.
188.30 m.
DDH INDICATED RESOURCES
0.9 M
Oz Ag Eq
POTENTIAL ZONE
INFERRED
CHIMNEY
INTRUSIVE
PROGRAMMED DRILL-HOLES
246.65 m.
248.65 m.
2200
2200
CUT 249.50 TO 250.85 m.
Ag - Pb % - Zn%
349 - 17.58 - 5.49
PYRITIZED
INTRUSIVE
STRONG
POTENTIAL DEEPER
ORE BODIES
(UNDETERMINED)
HYDROTERMAL
ALTERATION
0 5 10 25 50
METERS
PERSEVERANCIA MINE CROSS SECTION D-D'

Prepared by pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	Drawing Provided by/Prepared for *First Majestic Silver Corp.*	FIGURE 7-3 Interpretation of Perseverancia Deposits	Date of Issue July 2012
Project No. DE-00248	Project Name Del Toro Silver Mine		Drawing Name Fig.7-3.dwg

San Nicolás Vein: This vein deposit was recently discovered by underground workings development for the Perseverancia deposit. Two stope developments are currently in progress along the vein, the San Nicolás Stope with an actual development of 35 m averaging 3 m in width, grading; 160 g/t Ag, 3.0 percent Pb, 8.8 percent Zn. The mineralization occurs in sulfides and oxides. The Cargadero Stope is located 16 m below the San Nicolás mine level showing preliminary assays in the range of 120 g/t Ag, 1.5 percent Pb, 2.8 percent Zn. In general, San Nicolás resource grades are 183 g/t Ag, 4.7 percent Pb and 3.9 percent Zn. The San Nicolás vein occurs with a North-South orientation and variable dip from 75° to 85° to the West. Its width varies from 1.0 m to 3.0 m along an outcropping extension of about 1,000 m which shows occasional shallow mine workings including the old San Nicolás shaft.

Dolores Vein: The Dolores shaft is located at about 2.7 km from the village of Chalchihuites. It consists of a mineralized structure that crops out with N 10°-15°e orientation dipping 70°NW with variable thickness of 0.20 m to 1.00 m. Occasionally, the vein branches to the hanging wall that may reach up to 3 m in thickness. It occurs enclosed by sedimentary and intrusive rocks. Its mineralization contains galena and sphalerite associated with gangue minerals, quartz, fluorite, stibinite, limonite, pyrite and some arsenopyrite. FMS resource estimates average 153 g/t-Ag, 0.4 percent-Pb and 0.10 percent-Zn.

Underground development for the Dolores vein consists of an access drift with development to the NE and 3 shafts (Dolores, San Francisco, and Santo Domingo) which contain 10 underground mine levels at 10 m vertical separation. Reportedly, Mr. E.W. Jarvis in 1973 mined out about 80,000 tonnes of mineralized material from the SW extension of the vein. Currently FMS is developing an access ramp to reach the lowest mine level. The ramp development to March 31, 2012 was 707 m.

7.4	Mineralization

Mineralization at the Chalchihuites mining district is a typical assemblage of metasomatic deposits and hydrothermal vein deposits with high silver content. These mineral assemblages have been affected by oxidation and secondary enrichment processes. The assemblages mainly consist of pyrite, sphalerite, galena, some chalcopyrite, argentite and other silver sulfosalts associated with calcite and quartz as gangue minerals. Oxidation and secondary enrichment of these sulfides makes up the mineral concentrations in the upper parts of the deposits, such as the Cuerpo Uno at the San Juan deposit, which contains sulfosalts (ceragyrite, pyrargyrite, stephanite) carbonates (cerussite, hydrozincite, hemimorphite, malachite, azurite), sulfates (anglesite, willemite), and iron oxides, hematite, limonite, etc. Figure 7-4 shows oxide mineralization at the San Juan deposit.

Silver mineralization occurs as argentite and native silver. Lead mineralization is present as carbonates (cerussite) and sulfates (anglesite) and other oxides. Figure 7-5 shows sulfides mineralization at San Juan Deposit 2. Figure 7-6 shows intercept of massive sulfides in San Juan Deposit 3 – DH-27.

The Del Toro Silver Mine mineralization occurs along a known vertical range of 250 m in vertical extension (Perseverancia deposit). This extension is known through underground development and drill holes and it is still open to depth. Known longitudinal extensions vary from about 700 m at the

Pincock, Allen & Holt	UPDATED & RESTATED	7.7
DE-00248 August 20, 2012

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	*First Majestic Silver Corp.*	FIGURE 7-4 San Juan Deposit 1 Oxides	July 2012
Project No.	Project Name		Drawing Name
DE-00248	Del Toro Silver Mine		Fig.7-4.dwg

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	***First Majestic Silver Corp.***	FIGURE 7-5 San Juan Deposit 2 Sulfides	July 2012
Project No. DE-00248	Project Name Del Toro Silver Mine		Drawing Name Fig.7-5.dwg

76080(239.65-240.20).55
76084(241.90-243.00)1.10

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	First Majestic Silver Corp.	FIGURE 7-6 San Juan Deposit 3 Intercept	July 2012
Project No. DE-00248	Project Name Del Toro Silver Mine		Drawing Name Fig.7-6.dwg

Magistral vein system, 500 m at the Las Cotorras system, 100 m at the San Juan vein system which is only known in underground development, and about 200 m at the Perseverancia structure which encloses two 30 m long breccia pipes. Figure 7-7 shows San Juan Deposit 1 - DH-28 sulfides mineralization intercept.

Mineral characterization studies were performed in representative samples of the San Juan and Perseverancia deposits. These studies indicated the presence of the following mineral species:

7.4.1	Mineralization at the San Juan Deposit

Lead: Anglesite (Pb, SO4), approximately 80 percent in free particles (50%), 30 percent in galena and 20 percent associated with other iron oxides. Galena (PbS), approximately 10 percent in free particles (80%) and the rest associated with anglesite and other minerals. The rest of the lead mineralization is represented by lead silicates and oxides, such as larsenite (Pb, ZnSiO4) and clausthalite (PbSe) in free particles (50%) and the rest associated with anglesite and galena.

Silver: This mineral occurs in Eukairite (Cu2Se, Ag2Se), and as solid solution in plumboferrite (PbO.2 Fe2O3), associated with Zn.

Zinc: Occurs in Sphalerite (ZnS), approximately 50 percent in particles of less than 70 microns; zincite (ZnO), about 15 percent associated to galena, anglesite, feldspars and copper minerals with silver; willemite (Zn2SiO4), approximately 15 percent in free particles (30%) and the rest associated to silica, fluorite and galena; zinc associated to plumboferrite and iron oxides in free particles (30%) and the rest associated to lead and iron oxides; Larsenite (Pb,Zn, SiO4), and iron and zinc oxides.

Copper: This element occurs as covellite (CuS), berzelianite (Cu2Se), and eucairite (Cu2Se, Ag2Se). These three mineral species also contain silver minerals.

Iron: It occurs as iron oxides and pyrite (FeS2). Iron oxides are abundant and occur as free particles (30%) and associated with other minerals. Pyrite is not common and it occurs as free particles.

Non Metallic Minerals: Quartz (SiO2), Anhydrite (CaSO4), Fluorite (CaF2), and Potash Feldspar.

7.4.2	Mineralization at the Perseverancia Deposit

Lead: Anglesite (Pb, SO4), is the main mineral species and it occurs associated to galena, magnetoplumbite, zinc oxides, manganese oxides, zinc and iron oxides, silica and feldspar. Galena (PbS), occurs associated with the same suite of minerals as the anglesite.

Silver: This mineral occurs in solid solution within other mineral species. It was not identified as free species.

Pincock, Allen & Holt	UPDATED & RESTATED	7.11
DE-00248 August 20, 2012

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	**_First Majestic Silver Corp._**	FIGURE 7-7 San Juan DH-28 Deposit 1 Sulfides Intercept	July 2012
Project No. DE-00248	Project Name Del Toro Silver Mine		Drawing Name Fig.7-7.dwg

Zinc: Zincite (ZnO) occurs as the main mineral species as free particles (90%) in sizes that reach 120 microns; it occurs associated with galena and non-metallic minerals. Zinc also occurs in oxides such as the franklinite (Fe, Zn, MnOx), and to other oxidized minerals which are commonly associated with lead minerals. There is minor occurrence of sphalerite (ZnS), in small free particles (<75 microns).

Iron: It occurs as oxides (FeO), marcasite (FeS2), and native Fe. These mineral species are common within the mineral assemblage and in association to lead and zinc minerals.

Other Minerals: Other mineral species identified in the sample are alabandite (MnS), which occurs in small particles (<20 microns) associated with lead minerals; Ca and Ti silicates occur associated with FeOx as thin veinlets.

Non Metallic Minerals: Potash Feldspar and Quartz (SiO2) are abundant within the mineral assemblage; Sodium Feldspar occurs in minor proportion.

Pincock, Allen & Holt	UPDATED & RESTATED	7.13
DE-00248 August 20, 2012

8.0	DEPOSIT TYPES

The Chalchihuites district deposits consist of structurally controlled mineral concentrations containing silver, gold, lead, zinc, copper and other secondary minerals. These deposits occur associated and partly enclosed by the metamorphic zone created by a stock of granodioritic composition intruding a sequence of calcareous rocks of Cretaceous age.

The plutonic cycle originated uplifting and intense faulting and fracturing of pre-existing sedimentary rocks. A broad zone of metasomatic alteration was developed around the outer zone of the intrusive and into the sedimentary rocks. This zone may reach up to about 550 m in thickness and extend along the contact zone up to 3,800 m in the Chalchihuites anticline. Figure 8-1 shows a FMS sketch of the Chalchihuites mining district typical skarn deposits.

Three different types of mineral deposits occur in the Del Toro area; veins, breccia pipes and mantos. The veins vary in thickness from few centimeters up to about 3 m with extensions from 50 m in outcroppings at La Verdiosa to 700 m at Magistral. The mantos may vary in thickness from 20 cm at Las Cotorras to 1.5 m at Magistral. Breccia pipes may show lateral extensions of about 30 m with extensions to a depth greater than 200 m such as the Perserverancia chimneys.

The Chalchihuites deposit types consist of fissure-filled (veins), metasomatic replacement (mantos) and cavity-filled (breccia pipes, chimneys and stockwork zones). These deposits have originated from hydrothermal solutions related to igneous activity.

Pincock, Allen & Holt	UPDATED & RESTATED	8.1
DE-00248 August 20, 2012

SW
NE
San Juan Vein
San Nicolas Vein
Oxides and Sulphides Replacement Deposit
Perseverancia Breccia Pipe Deposit
Chalchihuites Vein
Dolores Vein
Cotorras Bedded Deposit
Deposit 1
Deposit 2
Deposit 3
Fault
Kcc
Ksl
Tlgl
Sk
Ksl Indidura Formation
Kcc Cuesta Del Cura Formation
Sk Skarn
Tlgl Granodioritico Intrusive
Vein
Replacement
Replacement
Fault
Deposits
Breccia Pipe
FIRST MAJESTC
PROYECTO DEL TORO

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	First Majestic Silver Corp.	FIGURE 8-1 Typical Chalchihuites Deposits Interpretation FMS	July 2012
Project No. DE-00248	Project Name Del Toro Silver Mine		Drawing Name Fig.8-1.dwg

9.0	EXPLORATION

9.1	Introduction

FMS exploration programs for the Del Toro Silver Mine are designed to investigate and prepare development of the two principal deposits within the property:

  San Juan Resource/Reserve base - This program includes underground workings and drilling for confirmation of blocks and areas in the identified three mineral concentrations. FMS has identified lateral extensions and depth of the Orebody One or “Cuerpo Uno” through crosscutting and drilling, depth extension of the Orebody Two or “Cuerpo Dos” and discovered an unknown concentration as the Orebody Three or “Cuerpo Tres” through deep drilling. The mine preparation has been advanced with ramp access to reach the Cuerpo Tres at depth. Crosscutting has been developed at various elevations for deep drilling.

  Perseverancia Resource/Reserve base - This program includes development of the two known high- grade breccia pipes, crosscutting in preparation for deeper drilling, investigation of lateral and depth extensions of the structural trend holding the two known breccia pipes. This exploration and development program includes underground access by ramp to reach the bottom of the Perseverancia shaft and old workings areas as well as preparation of strategic sites to drill deeper extensions.

  Dolores and San Nicolás - Define the mineralization extent and quality of these two vein deposits. Preliminary investigations include underground development for mapping and channel sampling to determine magnitude and quality of the mineral deposits.

  To investigate geophysical and geochemical targets that may indicate other significant concentrations of minerals. These target areas may represent large volume exploration targets. These areas are generally associated with the contact zone between the regional intrusive stock and sedimentary formations, within the skarn zones or with dykes and sills that may indicate favorable zones for mineral deposition.

FMS has developed a significant budget for investment in exploration drilling and geophysical studies for the Del Toro property. This budget for 2012, $4.0 million, includes programs of exploration that have already shown positive results by indicating important estimated Resources/Reserves for the San Juan and Perseverancia mines.

Pincock, Allen & Holt	UPDATED & RESTATED	9.1
DE-00248 August 20, 2012

9.2	Exploration Programs

9.2.1	Geophysical Exploration

FMS has carried out geophysical investigations to confirm previous studies within the Del Toro property. These investigations have confirmed the presence of a significant skarn zone with IP, resistivity and magnetic anomalies which will be further investigated by direct methods, such as drilling and underground access where possible. Figure 9-1 shows geophysical anomalies for further investigation.

FMS has included in 2012 additional exploration programs for IP, resistivity and magnetic surveying at the San Juan area. Total estimated 2012 budget for geophysical surveying is $0.5 million.

9.2.2	Geochemical Exploration

FMS geochemical exploration program for the Del Toro Silver Mine included investigations to complement exploration by geophysical methods within the mining district. This program included a total of 254 rock chip samples to confirm or evaluate some of the areas of interest. The anomalous areas would be further investigated by geophysical methods.

The geochemical program included 7 lines at a 250 m spacing (from the West A, B, C, D, E, F and G) with samples at 50 m intervals along the lines. The lines length was from 2,500 m to 1,200 m for a total sampled length of 13,000 m. Each sampling site was located by GPS and UTM coordinates. Each sample was collected from an area of 2 m by 2 m and consisted of 3 kg to 5 kg of rock chips. The samples were shipped to GM LACME Labs in Guadalajara city for pulp preparation and sent to ACME Analytical Laboratories Ltd. in Vancouver, BC. All geochemical samples were analyzed by ICP including determination of 22 elements in addition to gold/silver by fire assay.

FMS did not include duplicate samples. The most significant geochemical anomalies resulting from this survey were defined for lead, zinc, copper and silver.

The lead anomalies are widespread along the northern part of lines A and B; in the middle and southern portion of line B; along line C and in the northern part of line D. These anomalies cover the San Juan, El Huitrón, Mina de la Paz, Perseverancia, San Nicolás and part of Las Cotorras areas. Anomalous values were determined by statistical analysis and resulted in up to 220 ppm for threshold range and low anomalies above 220 ppm. The highest lead values reported was 29,300 ppm, equivalent to 2.93 percent. Figure 9-2 shows geochemical lead anomalies.

The zinc anomalies are more localized around the known area of interest. The San Nicolás, La Nueva India and part of Las Cotorras are indicated by the northern, central and southern parts of lines A and B, and by the northern part of lines C and D. The Zn anomalies appear to outline closer areas near the known mineral deposits of Perseverancia, San Nicolás and Las Cotorras, and in the southern part of the lines in the Perseverancia area. Zinc values reported included assays from 50 ppm to 11,300 ppm with

Pincock, Allen & Holt	UPDATED & RESTATED	9.2
DE-00248 August 20, 2012

El Huitrón Mine
San Juan Mine
La Esmeralda Mine
Lupita Mine
Nueva India Mine
San Nicola's Mine
Perseverancia Mine
Skarn
Intrusive
Model Resistivity (ohm-m)
PLATE 3
First Majestic
Chalchihuites NSAMT
1D Smooth-Model Resistivity
at 200 Meters Depth
with Surface Mapped Geology
AUTHOR Zonge
DRAWN Zonge
DATE 02/03/05
SCALE 1:10000
REPORT Job 4101
REF: ts1d200.srf
Grid Northing (WGS 84 UTM)
Grid Easting (WGS 84 UTM)
Line 1
Line 2
Line 3
Line 4
Line 5
Line 6

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	*First Majestic Silver Corp.*	FIGURE 9-1 Geophysical Outline of Skarn Zone	July 2012
Project No. DE-00248	Project Name Del Toro Silver Mine		Drawing Name Fig.9-1.dwg

CHALCHIHUITES PROJECT, MEXICO

Pb ppm
29300
340
280
220
160
High anomaly
Anomaly
Low anomaly
Threshold
Background
2596500
2596000
2595500
2595000
2594500
616000
616500
617000
617500
618000
618500
0
500
1000
1500
2000

Prepared by pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	Drawing Provided by/Prepared for ***First Majestic Silver Corp.***	FIGURE 9-2 Geochemical Anomalies Lead	Date of Issue July 2012
Project No. DE-00246	Project Name Del Toro Silver Mine		Drawing Name Fig.9-2.dwg

threshold defined at 999 ppm. Low anomalies were determined from above 999 ppm. Figure 9-3 shows geochemical zinc anomalies.

Localized copper anomalies were defined in the north-central part of line A and southern part of lines A, B and C. A widespread copper anomaly was determined along the northern part of lines from D to G. The localized anomalies cover the San Juan and Perseverancia areas, while an extensive copper anomaly covers the Esmeralda area extending to the East. The geochemical copper threshold was defined at 160 ppm. The copper geochemical assays range in values from 5 ppm to 3,160 ppm. Figure 9-4 shows geochemical copper anomalies.

The silver geochemical survey shows limited and localized anomalies within the areas of the San Nicolás to Las Cotorras and San Juan area with small showings around the Huitrón and Mina de la Paz areas. Silver values are low from 0 to 28 ppm. Threshold value was defined at about 10 ppm.

PAH notes that the geochemical and geophysical anomalies are coincident and show particular strength within the Perseverancia zone. These anomalies also appear to show NE-SW trend at the middle section of the district, in the areas of San Nicolás to Las Cotorras. The geochemical anomalies are strong at San Juan, while the geophysical anomaly appears to be deep-seated in this area.

In PAH’s opinion, the geophysical and geochemical investigations carried out at Del Toro have resulted in significant anomalies. These appear to be related to previously known mineral outcroppings, to old workings or to known mineral deposits. PAH agrees with FMS and recommends following investigations with direct methods to determine the significance of these anomalies.

9.3	Drilling

Drilling programs at the Del Toro mining district have been limited by past operators, since the best exploration results may have been obtained through underground development. However, FMS has obtained positive results by increasing drilling to define the extent of known deposits and to evaluate new mineralized zones, as well as to investigate continuity of ore shoots along strike and to depth for development.

FMS initiated an aggressive drilling program to explore the various areas of interest within the Del Toro holdings in 2004. The entire program through to June 30, 2012, has consisted of 141 diamond drill holes, for a total drilled depth of 45,143 m from surface and from underground sites.

Drilling at Del Toro is performed by the following contractors:

  CAUSA, based on the city of Gómez Palacio, Durango State
  TECMIN, based on the city of Fresnillo, Zacatecas State
  Servicios de Perforaciones México, S.A. de C.V., and
  R&R Drilling, based in the city of Hermosillo, Sonora State.
Pincock, Allen & Holt	UPDATED & RESTATED	9.5
DE-00248 August 20, 2012

CHALCHIHUITES PROJECT, MEXICO
2596500
2596000
2595500
2595000
2594500
616000
616500
617000
617500
618000
618500
0
500
1000
1500
2000
1799
Zn ppm
11300
2199
1799
1309
999
599
High anomaly
Anomaly
Low anomaly
Threshold
Background

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	First Majestic Silver Corp.	FIGURE 9-3 Geochemical Anomalies Zinc	July 2012
Project No. DE-00248	Project Name: Del Toro Silver Mine		Drawing Name: Fig.9-3.dwg

CHALCHIHUITES PROJECT, MEXICO

2595500
2596000
2595500
2595000
2594500
616000
616500
617000
617500
618000
618500
100
Cu ppm
3160
340
280
220
160
100
High anomaly
Anomaly
Low anomaly
Threshold
Background
0
500
1000
1500
2000

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	*First Majestic Silver Corp.*	FIGURE 9-4 Geochemical Anomalies Copper	July 2012
Project No. DE-00248	Project Name Del Toro SilverMine		Drawing Name Fig.9-4.dwg

Table 9-1 shows completed drilling at Del Toro by FMS through March 31, 2012.

TABLE 9-1
First Majestic Silver Corp.
Del Toro Silver Mine
Drilling Programs Completed to June 30, 2012

Mine Area	No. UG DH	Meters	No. Surface DH	Meters
San Juan	61	18,258	27	10,932
Perseverancia	4	633	12	3,221
San Nicolás	12	1,695	14	6,377
Dolores	0	0	8	2,768
El Carmen	0	0	3	1,258
Sub-Total	77	20,587	64	24,556
Total	141	45,143

Figure 9-5 shows the surface drilling map. Figure 9-6 shows the underground drilling map.

FMS contracted drilling is currently operating six drill rigs at Del Toro to carry out the 2012 program that includes a total of 28,000 m of drilling in about 100 drill holes at the San Juan, Perseverancia, Dolores, and San Nicolás areas from surface (about 52 drill holes) and underground (about 48 drill holes) sites.

9.4	Opinion

In PAH’s opinion, the exploration programs developed by FMS at the Del Toro Silver Mine in the state of Zacatecas, México, have been successful in defining and testing exploration targets, increasing the mine’s Resource/Reserve base and indicating new targets of exploration within the property boundaries. FMS has assembled an experienced and enthusiastic team of exploration professionals to cover all facets of the exploration requirements. Table 9-2 presents a list of FMS’s drilling program at Del Toro for 2012.

TABLE 9-2
First Silver Majestic Corp.
Del Toro Silver Mine
Exploration Program 2012

Drilling Program	Mine Area	Mine Level	No. DH	Meters	Cost /m	Total Cost US$
DH Underground	San Juan	8 Y 9	25	4,000	125	500,000
DH Underground	Dolores	4 Y 10	5	1,000	125	125,000
DH Underground	Perseverancia	22 Y 30	18	3,000	125	375,000
Surface Drilling	Surface	-	52	20,000	125	2,500,000
Total Drilling		-	100	28,000	-	3,500,000
Geophysics (TITAN)	Surface	-	-	10,000	-	500,000
Total Program		-	-	38,000	-	4,000,000

Pincock, Allen & Holt	UPDATED & RESTATED	9.8
DE-00248 August 20, 2012

DOLORES MINE
SAN JUAN MINE
SAN NICOLAS AREA
COTORRAS MINE
PERSEVERANCIA MINE

Prepared by

Project No. DE-00248

Drawing Provided by/Prepared for

First Majestic Silver Corp.

Project Name: Del Toro Silver Mine

FIGURE 9-5
Surface Drilling Map

Date of Issue: July 2012

Drawing Name: Fig.9-5.dwg

DOLORES MINE
SAN JUAN MINE
SAN NICOLAS AREA
COTORRAS MINE
PERSEVERANCIA MINE

Project No. DE-00248

Drawing Provided by/Prepared for
First Majestic Silver Corp.

Project Name
Del Toro Silver Mine

FIGURE 9-6
Underground Drilling Map

Date of Issue
July 2012

Drawing Name
Fig.9-6.dwg

In PAH’s opinion, FMS exploration programs have established a significant Resource/Reserve base for Del Toro Silver Mine. FMS has increased the Resource/Reserve base for projected operations at a ramp up plant capacity from 1,000 to 4,000 tpd for an estimated period of minimum 6.5 years of mine life. These drilling exploration programs with a general average of core recovery estimated in about 93 percent and underground development programs with 9,850 m to June 30, 2012, including 4,308 m of access ramps, 5,336 m of cross cuts and drifts, and 206 m of raises have been developed according to industry standards.

Underground mines similar to Del Toro Silver Mine generally carry Reserves for periods of 3 to 5 years, while FMS has developed Resources and Reserves for a LOM estimated for the period of 2012 to 2019.

Figure 9-7 shows the planned lines to run Titan 24 Geophysical Exploration Program 2012.

Pincock, Allen & Holt	UPDATED & RESTATED	9.11
DE-00248 August 20, 2012

Chalchihuites

Project No. DE-00248

Drawing Provided by/Prepared for
First Majestic Silver Corp.

Project Name
Del Toro Silver Mine

FIGURE 9-7
Geophysics Exploration

Date of Issue
July 2012

Drawing Name
Fig_9-7.dwg

10.0	DRILLING

10.1	Drilling Methods

FMS has been drilling at Del Toro since November 2005, shortly after executing an option agreement to acquire the Perseverancia group of properties. FMS is currently drilling with seven drill rigs from surface and underground drill sites. Two surface and one underground drill rigs under contract with Hermosillo, Sonora – based Servicios de Perforaciones México, S.A. de C.V. (SPM S.A. de C.V.) and three underground and one surface drill rigs owned and operated by Tecmin Services, S.A. de C.V. (TECMIN) a Fresnillo city, State of Zacatecas based drilling company.

FMS’s exploration drilling program at Del Toro up to June 30, 2012 includes a total of 141 holes for a total drilled depth of 45,143 m distributed for exploration within the following areas: San Juan (61 + 27), Perseverancia (4 + 12), Dolores (0 + 8), and San Nicolás (12 + 14) from underground and surface sites respectively. For the period in 2012, FMS’s program includes 28,000 m of additional drilling including 4,000 m for the San Juan underground (45 drill holes), 3,000 m for the Perseverancia underground (28 drill holes) and 1,000 m for the Dolores underground (12 drill holes) in addition to 20,000 m in 67 drill holes programmed from surface, making a total of 152 drill holes for 2012. This program is subject to previous approval by FMS Corporate office. This program has been outlined in previous Section 9.0 of this TR. Figure 10-1 shows Channel Sampling San Juan Deposit 1.

FMS’s drill hole database is compiled in electronic format, which contains collar, assay intervals, lithology, and assay information with gold, silver, lead and zinc values. Most of the holes are drilled at an angle to intersect vein or mineralized structures that generally dip at near vertical angles. According to FMS, based on geologic interpretations, no apparent deviations have been detected in drill holes. FMS has established a surveying procedure which is performed during the drilling due to the fact that most of the holes are now longer than 150 m. Deviation is defined with one survey reading at the bottom for holes of 150 m in depth and 2 survey readings for holes longer than 150 m; one reading at the middle and one reading at the bottom of the hole.

Based on the Del Toro’s database a total of 45,143 m have been drilled in 141 drill holes completed to June 30, 2012. A total of 32,873 m have been measured for core recovery at a total of 30,456 m resulting in about 92.6 percent core recovery including surface and underground drilling. A total of 15,503 sample intervals have been taken from the core for assaying with a median of 0.85 m per interval. The database includes 15,070 sample assays. The sample database does not include the mine channel samples.

Logging is performed by Del Toro’s geologist in each of the areas being investigated. The geologist also determines the sample intervals. Samples are generally taken according to geologic features generally at less than 1.50 m sample intervals. Trained assistants are in charge of core measuring to determine recoveries, splitting and sampling as per the geologist’s indications. All exploration samples are sent for assaying to Inspectorate Lab including sample preparation at the Durango based Inspectorate Lab and

Pincock, Allen & Holt	UPDATED & RESTATED	10.1
DE-00248 August 20, 2012

PLAZA DE BARRENACION
Ag g/t
ESCALA
0 – 90
AMARILLO
91 – 120
AZUL
121 – 150
VERDE
150 – <
ROJO
Chalchihuites

Project No. DE-00248

Drawing Provided by/Prepared for
First Majestic Silver Corp.

Project Name
Del Toro Silver Mine

FIGURE 10-1
Channel Sampling Cpo 1 San Juan

Date of Issue
July 2012

Drawing Name
Fig_10-1.dwg

the pulps are sent to Inspectorate Lab in Reno, Nevada for assaying. Duplicate samples are taken from the remaining half part of the core as one quarter of the core.

PAH believes that FMS’s drilling program from surface and underground sites, in combination with underground development, is appropriate and well designed to explore promising targets and ore deposits continuity.

Geologic potential exists to discover additional mineralized zones along the development workings.

10.2	Interpretation

Geologic interpretation is carried out by FMS geologists on site, based on cross sections at 30 m spacing along the mineralized structures strike for vertical interpretations including drill intercepts and underground mine workings projections. Plan view interpretations are prepared at about 10 m elevation spacing. These sections and plan view maps are the basis for mineral resource estimates.

Resource/Reserve grades are based on projected averages from channel samples along drifts and crosscuts in underground workings at projected distances of 15 m from the sampled areas. Drill hole intercepts are applied for geologic continuity interpretations and resource grade estimates. Figure 10-2 shows channel sampling of Perseverancia Mine Level 25.

10.3	Sampling Intervals, True Thickness

The Del Toro mineralized structures consist of structurally controlled deposits with tabular morphology. Underground development of these types of structures is along drifts with systematic crosscuts to review the structures true width. The mineral deposits are sampled by channel samples that cross the width of the vein or mineralized structure at regular intervals. Each channel consists of several continuous samples which depend on the structure’s width. Generally each channel sample is limited to 1.0 m to 1.5 m in length and are controlled by geologic features or mineral concentrations. At Del Toro, the channel samples are taken at about 3 m intervals along the drifts and the number of samples in each channel may vary from 1 to 7 samples as per the deposits width, of about 3 m to 4 m. Channel samples represent more significant values for reserve estimates.

Drill intercepts at projected distances from the underground workings are sampled in similar fashion by splitting the drill core in half and taking one of the half core portions for assaying, while the remaining half of the core is stored for future references. Samples are taken at 1 m to 1.5 m intervals along the drill intercept. Assay and geologic data are projected to the mine workings and to other drill intercepts for interpretation and Mineral Resource estimates. Figure 10-3 shows channel sampling San Juan mine stope 050.

Pincock, Allen & Holt	UPDATED & RESTATED	10.3
DE-00248 August 20, 2012

LEYENDA
Fm. Cuesta del Cura
Skarn
Intrusivo
Mineralización
Fallas
Vetas
Línea de sección
Línea de muestreo
Escala Gráfica de Ley de Plata por muestra
Ag g/t ESCALA
0 - 100 AZUL
100 - 200 VERDE
200 - 300 AMARILLO
300 - < ROJO
Escala 1 : 250
M E T R O S
MINA PERSEVERANCIA
NIVEL 25
STOPE
TIRO
2'594,250
2'594,225
2'594,200
2'594,175
617,200
617,225
617,250
617,275
617,300
617,325

Project No. DE-00248

Drawing Provided by/Prepared for
First Majestic Silver Corp.

Project Name
Del Toro Silver Mine

FIGURE 10-2
Channel Sampling Perseverancia Mine Level 25

Date of Issue
July 2012

Drawing Name
Fig.10-2.dwg

C1-R050
C1-FOSA
2595800
2595700
616000E
616100E

Project No. DE-00248

Drawing Provided by/Prepared for
First Majestic Silver Corp.

Project Name
Del Toro Silver Mine

Date of Issue
July 2012

Drawing Name
Fig.10-3.dwg

10.4	PAH Opinion

In PAH’s opinion, FMS’s exploration drilling program at Del Toro is well designed and is justified as an investment as it has consistently developed additional Resources/Reserves for Del Toro. The estimated budget for the 2012 program is included in Section 22 of this Report - Recommendations.

Pincock, Allen & Holt	UPDATED & RESTATED	10.6
DE-00248 August 20, 2012

11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

PAH reviewed the Del Toro sampling program for the preparation of this TR. Del Toro’s current sampling team consists of three sampling crews with three employees each for underground and channel sampling, one sampler for drill core, and one sampling supervisor. This process is managed by two project geologists.

All samples are placed in pre-numbered bags which are sealed including sample number inside and outside of the bags. The individual sample bags are collected in bigger bags that contain all the samples of one drill hole or one mine stope.

All the sealed big bags including individual drill hole or mine stope samples are collected by a representative person of the lab. All exploration samples are sent to Inspectorate Lab in Durango City for preparation and the pulps are sent to Reno, Nevada for assaying. Custody of the samples remains with the FMS project Geologist until delivered to the representative person of the external lab.

11.1	Channel Sampling

Exploration sampling for Resource delineation at Del Toro is conducted by drifting, crosscutting and ramps construction for access to the mineralized zones so that channel samples can be taken. Channel samples are the primary means of sampling in the mine workings and are taken perpendicular to the vein structures, across the back of the drift and across the drifts and workings, generally from the footwall towards the hanging wall of the mineralized structure. Sampling crews take channel samples at regular intervals of 2 m to 3 m, typically with several samples along every sampling channel on new openings (drifts, crosscuts, ramps, stopes, etc.). Channel samples are taken in consecutive lengths of less than 1.50 m along the channel, depending on geologic features. Channel samples are taken with chisel and hammer, collected in a canvas tarp and deposited in numbered bags for transportation to the laboratory.

A channel “line” typically consists of two or more individual samples taken to reflect changes in geology and/or mineralogy across the mineralized structural zone. Each sample weighs approximately 4 kg. All channels for sampling are painted by the geologist and numbered on the drift’s walls for proper orientation and identification. FMS has implemented this channel sampling procedure in all its operations and exploration projects. All Del Toro channel samples are sent to Inspectorate Lab for assaying.

The Del Toro sampling quality control program consists of checking the assays of one duplicate sample for about every 20 regular samples, including pulp samples. PAH recommends that the sampling procedures include field duplicate samples (for instance, 1 duplicate for every 20 samples) at the mine workings, and duplicate pulp samples to confirm the sample preparation and assaying methods. PAH recommends that samples be duplicated at about 5 percent for each case, field duplicates and pulp duplicates.

Pincock, Allen & Holt	UPDATED & RESTATED	11.1
DE-00248 August 20, 2012

Del Toro’s channel sampling program for this period included 138 duplicate samples from exploration underground workings and exploration areas within Del Toro. A total of 110 samples corresponded to the San Juan mine area, 27 samples from the Dolores deposit area, and 1 sample was taken from the Perseverancia mine area.

All samples including duplicate samples are sent to Inspectorate Laboratory a US lab located in Reno, Nevada with representation and sampling preparation facilities in Durango City, México.

11.2	Drill Core Samples

FMS exploration drilling is performed by the contractor firms of CAUSA, TECMIN, and Servicios de Perforaciones México, S.A. de C.V. (SPM). These companies are based in the cities of Gómez Palacio, Durango State, and Hermosillo, Sonora State, México respectively and presently are operating six drilling rigs at Del Toro.

Sampling of the drill core is done after the core has been logged by the project geologists. The geologist marks the core on the basis of geologic and mineralization features. Then the sampling crew splits the core with diamond saw, as indicated by the geologist and one half of the core is placed in a numbered bag and sent to Inspectorate Lab in Durango City. Generally the samples represent core lengths of less than 1.50 m. All the core samples are sent for assaying by Inspectorate Lab. The core samples are crushed and pulverized at Inspectorate Lab in Durango City and 250 g pulp samples are sent to Reno, Nevada for assaying.

Duplicate core samples are taken by Del Toro crew from the remaining half of the core, by again splitting the core to a one quarter size. Therefore, one quarter of the core still remains in the box for future reference. Duplicate samples are taken at a rate of approximately one duplicate sample from every twenty regular samples. During this period 75 duplicate samples were taken from the San Juan drilling core.

Drill hole data are included in the Resource calculations, and are generally applied at Del Toro in the resource projections. Drilling results are applied in the grade calculations giving more weight to the larger-size channel sample data.

No geochemical or channel sampling was done during the PAH site visits in July 15-18, 2008, and November 17-18, 2011.

11.3	Opinion

PAH’s opinion regarding the channel and core sampling applied by Del Toro’s exploration crews, is that it is done carefully and responsibly by well-trained samplers. The channel and core samples appear to properly represent the mineralization of Del Toro’s deposits; therefore, they are acceptable for Resource estimates.

Pincock, Allen & Holt	UPDATED & RESTATED	11.2
DE-00248 August 20, 2012

12.0	DATA VERIFICATION

PAH has not taken independent samples from the surface or underground exposures of the mineral concentrations at Del Toro as other Qualified Persons have previously sampled the mineralization as discussed in this report including FMS technical personnel.

FMS has established a systematic procedure to verify data and quality control which has proven effective and accurate in other Company’s operations and exploration properties. Assay data is transmitted by electronic means from the lab and the entire trail is accessible and available for inspection.

FMS initiated an effective control of Del Toro since November 2004 when exploration activities and drilling in the area were started.

Del Toro maintains an active program of assay checks for all channel samples assayed at the La Parrilla mine’s lab and at external labs. Del Toro core and channel samples are sent to Inspectorate lab in the city of Durango for sample preparation. Core sample pulps are sent for assaying to the Inspectorate Lab in Reno, Nevada.

Duplicate samples for both, channel and core are inserted in the sample series for sample preparation and assay checks. During the exploration period up to June 30, 2012, the duplicate samples checks have resulted in coefficient of correlation for silver of 86 percent, for lead 82 percent, and for zinc 96 percent. This correlation includes a broad range of assays from very low-grade to high-grade, which results in the above stated correlation; however, when comparing the assays of individual samples the general results show better precision. Figure 12-1 shows San Juan mine silver assays comparison for mine samples and duplicates. Figure 12-2 shows San Juan mine lead assays comparison for mine samples and duplicates. Figure 12-3 shows Dolores mine silver assays comparison for mine samples and duplicates.

12.1	Production – Bulk Samples

Mineralized material extracted from the San Juan area during the course of exploration developments was shipped and processed at La Parrilla mill. A total of about 25,537 tonnes at average grades of 218 g/t Ag and 2.5 percent Pb have been trucked from the mine to La Parrilla of which 22,660 tonnes have been milled and processed. Metal production from the San Juan oxidized ore was about 3,065 kg Ag and 259 tonnes of Pb, for average mill recoveries of 61 percent of the silver and 50 percent of the lead.

A limited ore recovery program from the large mine dumps at Perseverancia has been conducted. About 244 tonnes of direct-shipping ore, which averaged 1,086 g/t Ag, 23.0 percent Pb and 9.0 percent Zn have been recovered from the mine’s dumps. No smelter returns on this production have been available for PAH’s review.

Pincock, Allen & Holt	UPDATED & RESTATED	12.1
DE-00248 August 20, 2012

COMPARATIVO ENSAYES INSPECTORATE & INSPECTORATE
Inspectorate (Muestras mina) Vs Inspectorate (Duplicados)
MINA SAN JUAN
3500.0
3000.0
2500.0
2000.0
1500.0
1000.0
500.0
0.0
PLATA (Ag)
MUESTRAS
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 55 57 59 61 63 65 67 69 71 73 75 77 79
Ag (Inspectorate)
Ag (Inspectorate)

Prepared by pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	Drawing Provided by/Prepared for ***First Majestic Silver Corp.***	FIGURE 12-1 Silver Assays Comparison Channel Samples vs. Duplicates	Date of Issue July 2012
Project No. DE-00248	Project Name Del Toro SilverMine		Drawing Name Fig-12-1.dwg

Pb ASSAYS COMPARISON
Mine Samples Inspectorate Vs Duplicates Inspectorate
SAN JUAN MINE
PLOMO (Pb)
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 55 57 59 61 63 65 67 69 71 73 75 77 79
SAMPLE No
Pb (Inspectorate)
Pb (Inspectorate)

Prepared by pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	Drawing Provided by/Prepared for ***First Majestic Silver Corp.***	FIGURE 12-2 Lead Assay Comparison Channel Samples vs. Duplicates	Date of Issue July 2012
Project No. DE-00248	Project Name Del Toro SilverMine		Drawing Name Fig.12-2.dwg

SILVER ASSAYS COMPARISON
Mine Samples Inspectorate Vs Duplicates Inspectorate
DOLORES MINE
PLATA (Ag)
800
700
600
500
400
300
200
100
0
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
SAMPLE No.
Ag (Inspectorate)
Ag (Inspectorate)

Project No. DE-00248

Drawing Provided by/Prepared for
First Majestic Silver Corp.

Project Name
Del Toro SilverMine

Date of Issue
July 2012

Drawing Name
Fig.12-3.dwg

It appears evident that the grades represented by this bulk sample program are in accordance with grades estimated for the San Juan and Perseverancia “in situ” deeper parts of the deposits. A total of about 26,000 tonnes of material representing the Bulk samples from Perseverancia and San Juan areas have been shipped to FMS’s La Parrilla Silver Mine. The Perseverancia sulfides mineralization has been crushed and shipped to Met-Mex Peñoles Smelter in Torreón, Coahuila as “high-grade” ore, while the San Juan silver mineralization stored at La Parrilla patios was used for metallurgical testwork.

12.2	PAH Opinion

PAH’s conclusion is that the assay results from duplicated check samples are reasonable, including appropriate preparation procedures; that the sampling results appear to be reasonably representative of the Del Toro deposits mineralization, and should be usable with acceptable confidence in the estimation of mineral resources.

During PAH’s site visit, two drill holes, from the San Juan mine (SJ DH-27 and DH-28) were selected for core and sampling procedures review.

The San Juan drill hole DH-27 intercepted the Deposit No. 1 represented by sample No. 70494 taken at 150.85 m to 151.75 m depth showing disseminated oxides and mineralization within fractures assaying 164 g/t Ag; while at a depth of 229.95 m to 230.80 m in sample No. 76066, intercepted the Deposit No. 2 with massive sulfides including high-grade, 400 g/t Ag, 0.61 g/t Au and crystallized Pb at 23.2 percent and 2.35 percent Zn; and at a depth of 292 m the Deposit No. 3 was intercepted showing massive sulfides with strong oxidation at the transition zone between the deposits 2 and 3 in representative sample No. 76077 assaying 226 g/t Ag and 5.9 percent Pb.

The San Juan drill hole DH-28 intercepted the Deposit No. 1 at a depth of 123.7 m to 124.2 m with oxidized mineralization. Sample No. 76154 assayed 4,400 g/t Ag, while the samples Nos. 76196 and 76197 assaying 186 g/t Ag and 1,020 g/t Ag in sulfides respectively.

The Perseverancia drill holes show mineralization associated to the Breccia pipe No. 2.

PAH notes that the core is kept in boxes with clear markings of samples, drill intercepts and depth. The core has been split in half and occasionally in one quarter for check assaying. The mineralization intercepts have been sampled and FMS provided scanned electronic copies of the assay certificates. PAH reviewed some of the original certificates, which are kept at FMS’s office in the city of Durango.

PAH believes that an adequate amount of checking has been performed at Del Toro, and that the results are representative of the intercepted deposits’ mineralization.

Pincock, Allen & Holt	UPDATED & RESTATED	12.5
DE-00248 August 20, 2012

13.0	METALLURICAL TESTING

13.1	Summary

Two ore types will be processed for the Del Toro: oxides and sulfides. The oxides will only come from San Juan Orebodies 1 and 2; the sulfides will be predominantly from San Juan Orebody 3 (about 80 percent) with the remainder from a combination of Perseverancia, San Nicolás, and Dolores. The oxide ore will be subjected to cyanide leaching to produce doré; the sulfide ore will be subjected to three-stage differential flotation to produce a lead-silver concentrate zinc concentrate and oxides concentrate.

Test data indicates that cyanide leaching of the oxide ore will result in a silver recovery of about 84 percent with a grind of 80 percent passing 200 mesh, 96 hours leach time, and a cyanide concentration of 5 grams per liter. These results were obtained from samples 1 and 5 (see Del Toro metallurgical Testing Report, dated April 19, 2012).

Test data indicates that differential flotation of the sulfide ore (samples 15 and 18) needs a primary grind of 90 percent passing 200 mesh. A regrinding stage for the lead-rougher-concentrate had been considered for the first sample (tested by SGS in 2009), nevertheless, the regrinding stage was not necessary, since recoveries and grades for Ag, Pb and Zn were satisfactory.

Sample 15 (San Juan Orebody 3)

	Lead Concentrate		Zinc Concentrate
	Recovery	Grade	Recovery	Grade
Silver	73.6%	2.927 kg/tonne	5.3%	0.33 kg/tonne
Lead	53.3%	43.3%	-	-
Zinc	-	-	57.0%	52%

Sample 18 (San Nicolás/Perseverancia)

	Lead Concentrate		Zinc Concentrate
	Recovery	Grade	Recovery	Grade
Silver	91.5%	8.397 kg/tonne	3.0%	0.183 kg/tonne
Lead	64.5%	36.7%	-	-
Zinc	-	-	70%	47%

The sulfide ore contains varying amounts of arsenic and other deleterious constituents that can report to the concentrates and result in smelter penalties. Several tests of the sulfide ore from deeper in the deposit indicate that the concentrates will contain sufficient arsenic, such that they will be subject to penalty. The levels of other critical impurities in the concentrates, such as antimony, mercury and cadmium have also been reported at sufficient levels to result in minor smelter penalties. The levels of deleterious elements in the sulfide ores will need to be followed closely during mining to assure that adequate blending strategies are applied to minimize smelter penalty impacts.

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The one comminution test conducted thus far indicated a Ball Mill Work Index of 12.4 kilowatts per short ton on a sulfide ore sample.

There have been no tests of concentrate or of tailings thickening and filtration. A filtration testing report was sent later to PAH.

13.2	General

Metallurgical testwork conducted on the Del Toro is summarized in the following two documents:

  Metallurgical Testing Report “Del Toro Project,” dated April 19, 2012.
  Industriual Cyanidation Testwork Report for a San Juan mine sample (Prueba industrial de Cianuración efectuada con una muestra de San Juan en la Unidad La Parrilla, Proyecto del Toro), dated October 25, 2011.
  Del Toro metallurgical Testing Report (June 26, 2012).

The first listed report summarized the test results from 14 samples that were tested by First Majestic Silver Corp. Metallurgical Research Central Laboratory (“the lab”) located at the First Majestic La Parrilla Silver Mine, and on one sample (No. 14) that contained high arsenic (+5%) that was tested by SGS Mineral Services, Durango.

The second listed report provides the test results on a bulk sample of oxide ore that was tested in the ore-processing plant at La Parrilla.

The third report shows the results in cyanidation and flotation tests, performed on four samples; two of which were sulfides (samples 15 and 18) and the other two were oxides (samples 16 and 17).

The head analyses of the samples tested and the optimal processing methods determined for each sample are shown in Table 13-1. All of the testwork for the samples, with the exception of that for Sample No. 5a, is reported in the report of April 19, 2012. The testwork for Sample 5a is reported in the report of October 25, 2011.

Oxide samples were tested by whole-ore cyanide-leaching. Mixed zone samples were tested by both whole-ore cyanide leaching and by bulk flotation to recover sulfides followed by cyanide leaching of the flotation tailings. Basic test parameters such as grind size, cyanide concentration, and cyanide leach time were investigated during testing cyanide leaching.

Sulfide samples were tested by either bulk flotation to produce a concentrate containing a mixture of silver, lead, and zinc, or by differential flotation in which silver, lead, and zinc were recovered in separate lead-silver and zinc concentrates. Parameters such as grind size, reagent type and concentration, and flotation time were investigated during flotation testing.

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TABLE 13-1
First Majestic Silver Corp.
Del Toro Silver Mine
Metallurgical Testing, Head Assays of Test Samples and Optimal Treatment Method

Sample ID	Sample Origin	Head Grades				Treatment Method*
		g/t Ag	% Pb	% Zn	% Fe
1	San Juan Orebodies 1 & 2	199	2.9	3.0	4.0	Cyanidation
2	San Juan XRO4NE Patio 2	169	3.1	3.3	4.3	Cyanidation
3	San Juan Level 8	143	1.7	2.3	5.5	Cyanidation
4	San Juan Orebodies 1 & 2 Dolores/Perseverancia	376	4.0	1.3	6.5	Cyanidation
5	San Juan Orebodies 1 & 2	138	1.1	1.1	3.3	Cyanidation
5.A	San Juan Orebodies 1 & 2	157	1.3	1.2	-	Cyanidation
6	San Juan Orebodies 1 & 2	163	2.5	1.9	3.9	Flotation
7	San Nicolas - First Sample	161	6.5	7.5	4.3	Cyanidation
8	San Nicolas - Second Sample	382	10.8	7.3	16.0	Cyanidation
9	San Nicolas - Third Sample	467	9.5	7.2	6.2	Flotation
10	San Juan Orebody 3 Oxides 1st Sample	254	3.7	2.1	9.5	Cyanidation
11	San Juan Orebody 3 Sulphides 1st Sample	133	2.5	1.4	3.6	Flotation
12	San Juan Orebody 3 Oxides 2nd Sample	174	4.4	1.7	5.7	Cyanidation
13	San Juan Orebody 3 Sulphides 2nd Sample	225	7.3	4.1	7.6	Flotation
14	San Juan Orebody 3 Sulphides 3rd Sample	335	6.4	7.5	14.3	Flotation
15	Muestra 12 Mayo 2012	191	4.1	2.2	4.0	Flotation
16	San Juan OB 3 Oxides 26 May	289	9.7	5.2	8.6	Cyanidation
17	San Juan OB 2 30 may oxides	237	6.4	2.0	6.2	Cyanidation
18	Dolores & S Nicolas 30 may sulfides	323	2.0	3.0	7.0	Flotation

* Optimal treatment method

PAH understands that, because of environmental regulations, the Del Toro metallurgical treatment plants must be either designated for cyanidation or for flotation. A combination treatment option of flotation followed by cyanidation of flotation tailings is not possible at this time. Hence, the treatment of mixed ores will need to be by either process but not sequential.

The only information available for the comminution parameters such as Bond Rod Mill Work Index (RWi), Bond Ball Mill Work Index (BWi), Bond Abrasion Index (Ai), and Bond Crushing Work Index (CWi) tests is one BWi test conducted on the one sample tested by SGS Mineral Services. No test reports are available to determine requirements for tailings or for flotation-concentrate thickening and filtration.

13.3	Cyanidation Testing

Testwork results at the FMS Laboratory on whole-cyanidation are presented in Table 13-2. For the sake of brevity, this section presents the testing data and silver extractions that were achieved for oxide and mixed zone samples only, and only data for the tests that achieved the highest silver extractions.

Samples No. 7 and No. 8 gave poor cyanide leach test results, but the flotation results were even worse. It was evident that these samples are mixed-zone samples.

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The data indicates that the best cyanidation test results were achieved at a grind size of 90 percent passing 200 mesh, a cyanide concentration of 3,000 parts per million NaCN (3.0 grams per liter) and a 96-hour leach time. Average silver extraction for the samples, excluding Sample Nos. 7 and 8, was 77 percent. The most representative samples of the San Juan Deposit No. 3 were numbers 10 and 12, as they were taken from drill holes composite. The average silver extraction for these samples was 84.5 percent.

For samples 16 and 17, the data indicates that the best cyanidation test results were achieved at a grind size of 80 percent passing 200 mesh, a cyanide concentration of 5,000 ppm NaCN (5.0 grams per liter) and a 96-hour leach time.

Test data indicates that cyanide leaching of the oxide ore will result in a silver recovery of about 84 percent with a grand of 80 percent passing 200 mesh, 96-hour leach time, and a cyanide concentration of 5 grams per liter. These results were obtained from samples 1 and 5.

TABLE 13-2
First Majestic Silver Corp.
Del Toro Silver Mine
Metallurgical Testwork, Best Treatment Conditions & Ag Extractions for the Cyanidation
of Oxide and Mixed Zone Samples

Sample ID	Head Grades				Grind minus 200 m %	NaCN Conc. ppm	Leach Time Hours	Leach Ag Extraction %
	g/t Ag	% Pb	% Zn	%Fe
1	199	2.9	3.0	4.0	80	3,000	96	87.3
2	169	3.1	3.3	4.3	70	3,000	96	64.0
3	143	1.7	2.3	5.5	64	1,500	96	62.6
4	376	4.0	1.3	6.5	80	1,500	96	77.1
5	138	1.1	1.1	3.3	80	3,000	72	84.0
5a	157	1.3	1.2	-	64	3,000	50	68.0
7	161	6.5	7.5	4.3	80	3,000	96	44.1
8	382	10.8	7.3	16.0	90	3,000	96	48.1
10	254	3.7	2.1	9.5	90	3,000	96	81.4
12	174	4.4	1.7	5.7	90	3,000	96	87.7
Average	215	4.0	3.1	6.6	90	3,000	96	70.4
Maximum	382	10.8	7.5	16	90	3,000	96	87.7
Minimum	138	1.1	1.1	3.3	64	1,500	50	44.1
Average*	238	2.8	2.0	5.5	90	3,000	96	76.5
Maximum*	254	4.4	3.3	5.7	90	3,000	96	87.7
Minimum*	138	1.1	1.1	3.3	64	1,500	50	62.6

*Excluding Samples 7 and 8

13.4	Flotation Testing

Five of the samples tested are amenable to metal recovery of silver, lead, and zinc into flotation concentrates. One of the five samples (Sample No. 6) was tested to generate a bulk flotation concentrate; the other four samples (Sample Nos. 9, 11, 13, and 14) were subjected to locked-cycle differential flotation tests to produce separate lead-silver and zinc concentrates.

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Results of the testing of Sample No. 6 are presented in Table 13-3. As seen in the table the recoveries and concentrate grade of lead and zinc in the bulk concentrate are low (14 and 9 percent for lead and zinc, respectively) while the silver recovery (61 percent) and concentrate grade (1.6 kilograms per tonne) are modest.

Results of testing Sample Nos. 9, 11, 13, and 14 are presented in Table 13-4. As seen in the table, average base-metal recoveries are poor (52 and 40 percent for lead and zinc, respectively) while the average silver recovery (76 percent into the lead concentrate) is reasonable. The average lead grade in the lead concentrate is poor (38 percent) while the average zinc grade in the zinc concentrate (50 percent) is acceptable.

For samples 15 and 18 satisfactory results were obtained: Pb/Zn recoveries and concentrate grade (see section 13.1 Summary).

TABLE 13-3
First Majestic Silver Corp.
Del Toro Silver Mine
Metallurgical Testwork, Bulk Flotation of San Juan Orebodies 1 and 2, Sample # 6

Head Grade, Sample # 6
g/t Ag	% Pb	% Zn	% Fe
163	2.5	1.9	3.9

Grind Size - 200 Mesh %	Conc. Weight %	Bulk Rougher Concentrate
		Grade				Recovery
		g/t Ag	% Pb	% Zn	% Fe	% Ag	% Pb	% Zn	% Fe
60	5.3	1,736	5.2	4.8	7.7	51.6	10.1	14.3	93.4
70	5.6	1,705	5.1	3.1	7.7	54.0	9.5	8.7	6.1
80	6.8	1,616	6.4	2.8	8.4	60.8	14.1	9.3	7.9

Sample 14, which was tested in 2009 at SGS-Durango (from drill hole No. 4 in the #3 orebody at about 450 m in depth), has very high arsenic content in the ore (5.7 percent) and in both lead and zinc concentrates (6.3 and 1.6 percent respectively) indicating that it can occur in sufficient quantities to result in a smelter penalty. Multi-element analyses of several concentrate samples indicate that the levels of other critical impurities such as antimony, mercury, and cadmium can be of sufficient levels to result in minor smelter penalties. It is anticipated from drill core assays that the overall content of arsenic in orebody #3 will be less than 1 percent which would result in sufficient levels of arsenic in the concentrates (1% to 2%) to result in moderate smelter penalties.

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TABLE 13-4
First Majestic Silver Corp.
Del Toro Silver Mine
Metallurgical Testwork, Locked-Cycle Tests on Four Sulfide Samples

Sample ID	Head Grades
	Sulphide Sample Description	g/t Ag	% Pb	% Zn	% As	% Fe
9	San Nicolas - Third Sample	467	9.5	7.2	-	6.2
11	San Juan Orebody 3 Sulphides 1st Sample	133	2.5	1.4	-	3.6
13	San Juan Orebody 3 Sulphides 2nd Sample	225	7.3	4.1	-	7.6
14	San Juan Orebody 3 Sulphides 3rd Sample	335	6.4	7.5	5.7	14.3
Average		290	6.4	5.1	-	7.9

Sample ID	Sulphide Sample Description	Lead Concentrates
		Metal Grade				Metal Recovery
		g/t Ag	% Pb	% Zn	% As	% Ag	% Pb	% Zn	% As
9	San Nicolas - Third Sample	2,000	37.0	11.0	-	87.6	83.4	31.1	-
11	San Juan Orebody 3 Sulphides 1st Sample	4,010	38.0	8.0	-	73.3	29.9	7.6	-
13	San Juan Orebody 3 Sulphides 2nd Sample	3,405	41.1	11.8	-	64.3	46.3	14.9	-
14	San Juan Orebody 3 Sulphides 3rd Sample	3,514	34.8	14.1	6.3	80.2	48.8	16.4	11.4
	Average	3,232	37.7	11.2	-	76.4	52.1	17.5	-

Sample ID	Sulphide Sample Description	Zinc Concentrates
		Metal Grade				Metal Recovery
		g/t Ag	% Pb	% Zn	% As	% Ag	% Pb	% Zn	% As
9	San Nicolas - Third Sample	300	4.0	48.8	-	5.9	4.0	61.5	-
11	San Juan Orebody 3 Sulphides 1st Sample	600	10.0	47.9	-	3.8	2.7	15.9	-
13	San Juan Orebody 3 Sulphides 2nd Sample	162	2.7	49.7	-	1.1	1.1	22.7	-
14	San Juan Orebody 3 Sulphides 3rd Sample	128	1.5	53.5	1.6	2.7	1.9	58.0	2.7
	Average	298	4.6	50.0	-	3.4	2.4	39.5	-

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14.0	MINERAL RESOURCE ESTIMATES

14.1	Introduction

FMS initiated exploration activities at Del Toro in November 2004. Diamond drilling and underground development works were focused in exploring projections at depth of the Perseverancia breccia pipes and San Juan mineral deposit. No other significant exploration studies had been carried out at Del Toro area until FMS initiated these investigations.

FMS exploration programs were based on drifting and channel sampling in old workings and accessible areas within the San Juan and Perseverancia mines as a primary target for confirmation and further exploration of these known deposits, as well as other promising areas of resources.

Exploration studies at Del Toro from 2004 to June 30, 2012, add up to 141 drill holes completed from underground and surface sites with a total drilled depth of 45,143 m excluding the drill holes in progress; 15 km of geophysical surveying (IP/RA), program covering 2.325 million m2 of aeromagnetic investigations; and 254 rock chip samples for geochemical research taken at a 50 m spacing along 7 lines at 250 m apart, in addition to 9,850 m underground development in ramps of access, drifts and cross cuts, and drilling sites preparation, including 5,046 m at San Juan, 2,088 m at Perseverancia, 551 m at San Nicolás, and 1,959 m at Dolores including 207 m in raises at San Juan (114 m), at Perseverancia (37 m), and at Dolores (51 m) for preparations and ventilation workings.

FMS continues with an aggressive exploration program in the area to increase volume and certainty to the estimated Resources. At June 30, 2012, FMS had developed at San Juan, Perseverancia, Dolores, and San Nicolás a total of 5.4 million tonnes in Mineral Sulfides Measured and Indicated Resources in addition to 3.2 million tonnes in Mineral Oxides Measured and Indicated Resources. These Mineral Resources have included mining recovery estimated at about 88 percent. These Measured and Indicated resources have been considered for the Del Toro economic evaluation.

At Del Toro, Mineral Inferred Resources including sulfides and oxides have been delineated for about 7.50 million tonnes for the San Juan Deposits 1, 2 and 3, Perseverancia, Dolores, and San Nicolás. Additionally, FMS has estimated 3.1 million tonnes of Inferred Resources for the San Juan Zinc Deposit which has not been included in mine planning nor has been fully tested for metallurgical recoveries. These Inferred mineral resources are not included in the Del Toro economic evaluation.

Geologic projections of the San Juan deposit have indicated three different mineral concentrations, while drilling at Perseverancia shows continuity to depth of the known two “high-grade” breccia pipes, indicating with these results significant silver/lead/zinc deposits within the Del Toro area remain open for further development.

During the Perseverancia ramp development a new mineral deposit was discovered in November 2011, the San Nicolás vein deposit whose continuity has been mapped on outcroppings and small old workings for an extension of over 1.0 km. Drifting is now in progress for channel sampling and direct investigation of the mineralized structure.

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14.2	Methodology

The Del Toro Silver Mine actual resource blocks are primarily located in the San Juan and Perseverancia deposits. This mineralization appears controlled by regional and local structures and it is associated or enclosed by intrusive stocks, dikes and the metasomatic zone that surrounds the main regional Chalchihuites granodiorite stock.

Regional and local geologic features indicate that the main mineral concentrations are emplaced in the surrounding area adjacent to deep granodiorite stocks. These stocks are well defined by magnetic anomalies. Geologic structures are located and oriented around the boundaries of the deep igneous bodies, which probably originated during the tectonic events when the Chalchihuites regional anticline was uplifted. Breccia zones and intense fracturing of some areas are also related to the igneous events. Chemically and structurally favorable enclosing rocks allow deposition and replacement of the economic mineralization in the area.

Under this propitious geologic environment, the resource blocks have been defined at the various mineralized structures, veins, veinlets, intersections and stockwork zones at drift levels along the San Juan and Perseverancia systems, where sampling has found mineralization of economic interest. Three different mineral concentrations, Deposits No. 1, 2 and 3 have been identified at the San Juan area, while the projected continuity of the two known breccia pipes at Perseverancia has been intercepted at depth.

Geophysical anomalies at the Del Toro area appear to represent significant continuity of the mineral concentrations identified in old workings and by drill holes; these may indicate geological features that appear appropriate for finding other mineral concentrations. Geochemical sampling also appears to be a useful tool to qualify these anomalies. FMS is utilizing all these techniques to investigate the Del Toro coverage for investigation of other probable mineral deposits.

In PAH’s opinion, the Del Toro resource blocks estimation is in accordance to acceptable engineering practices and appropriate for the geologic characteristics of the mineral deposits within the Del Toro properties.

To estimate the average grade and thickness for each Resource Block composites of all channel sample grades that occur on either side within the block’s drifts are taken in consideration. The total length of samples in the composite is then divided by the total number of composites, giving the average width of the mineralization in the drift at that section. Similarly, the average grade of the samples, weighted by length, gives the average grade for the drift at that section.

The tonnes and grade for each Resource Block are then determined by combining the tonnes and grade results obtained for each section that crosses the block. The Resource Block tonnes and grade are tabulated on a series of spreadsheet summaries.

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PAH notes that the sampling conducted across the mineralized zones for use in the resource estimate is done with geologic and width considerations, at a minimum mining width of 2 m. This minimum width typically includes zones of high grade within the structures, as well as some low grade mineralization, which may be eliminated when possible.

PAH also notes that in a few local areas, the drift is wholly enclosed by the mineralized structures and, unless there are some additional cross cuts or drilling, the vein width is taken as that measured across the confines of the drift opening. PAH recommends that the true structure widths, measured by cross cuts and/or drill holes, be used as much as possible in the blocks of resource estimation.

Del Toro is an exploration project under development at Pre-Feasibility level; therefore, reserve blocks based only on the Measured and Indicated Resource categories have been estimated.

In PAH’s opinion, the Resource Block estimates carried out at Del Toro have been reasonably prepared and conform to acceptable engineering standards for reporting of Resources.

14.3	Density Determinations

The density factor (specific gravity) is then input into the calculation and tonnage is calculated based on the formula; Length (in meters) X Width (in meters) X Height (in meters) X s.g. = metric tonnes of material.

The average density factors used (2.94 for oxides mineralization and 3.0 for sulfides of the San Juan and the Perseverancia areas) to convert resource block volumes into tonnes has been determined as a weighted average from mineral samples representative of the various deposit areas. The density tests were performed by Mr. Manuel Yañez Escareño, Manager of the La Parrilla Silver Mine lab and by Inspectorate Lab in Durango City. Table 14-1 shows density determinations for sulfides and oxide representative samples prepared by SGS under work order 15-08.

PAH believes that on average the density for mineralization is conservative since the results indicate general average in accordance to the type of mineralization within regional mines and other mineral deposits located in surrounding areas of Zacatecas and Durango States. PAH recommends that a program of systematic sampling be implemented within the exploration as checks of density determinations for lithological and various grades of mineralization to ensure the application of appropriate density factors. As density is likely related to grade it is important to measure densities at various assay amounts.

14.4	Cutoff Grade Calculations

To test the reasonable prospect for economic extraction of Del Toro mineral Resources, PAH estimated basic parameters applicable to cutoff grade calculations for underground mining operations.

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PAH has independently calculated cutoff grades for both oxide and sulfide ores. The breakeven cutoff calculation for each ore type is shown as follows.

TABLE 14-1
First Majestic Silver Corp.
Del Toro Silver Mine
Density Determinations by SGS 15-08

SAN JUAN MINE
Sample No.	Description	Density t/m3
16624	Sulfides in Intrusive rock	2.74
16625	Sulfides in Intrusive rock	3.25
16626	Sulfides in Intrusive rock	2.99
16627	Sulfides in Intrusive rock	3.01
16628	Sulfides in Intrusive rock	3.17
16634	Sulfides in Skarn rock	2.98
16635	Sulfides in Skarn rock	3.04
16636	Sulfides in Skarn rock	2.96
16637	Sulfides in Skarn rock	2.92
16638	Sulfides in Skarn rock	2.96
Average Sulfides		3.00
16629	Oxides in Intrusive rock	2.58
16630	Oxides in Intrusive rock	2.98
16631	Oxides in Intrusive rock	3.52
16632	Oxides in Intrusive rock	3.01
16633	Oxides in Intrusive rock	2.95
16639	Oxides in Skarn rock	2.74
16640	Oxides in Skarn rock	2.89
16641	Oxides in Skarn rock	2.92
16642	Oxides in Skarn rock	2.95
16643	Oxides in Skarn rock	2.89
Average Oxides		2.94

14.4.1	Oxides

The breakeven cutoff grade for silver-only contained in oxide ore is as follows:

Revenues = Operating Costs, where operating costs = $40.47 per tonne milled, mill recoveries are 81.0 percent and payable metal is an average of 99.5 percent.

Cutoff = $40.47/( $25.00 X 0.81 X 0.995) = 2.015 opt Ag or 62.5 gpt Ag

14.4.2	Sulfides

The breakeven cutoff grade for silver only contained in sulfide ores is as follows:

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DE-00248 August 20, 2012

Revenues = Operating Costs, where operating costs = $70.09 per tonne milled, mill recoveries for silver = an average of 77 percent, and payable metal from smelting and refining averages 96.4 percent.

Cutoff Ag only = $70.09/( $25.00 X 0.77 X 0.964) = 3.78 opt Ag or 117.0 gpt Ag

Del Toro sulfide ore is polymetallic, and the payable lead from the smelter and refinery is about 91.5 percent, while the payable zinc from the smelter and refinery is about 83.2 percent. PAH has elected to calculate a “stand-alone” cutoff grade for each of the important economic components of the Del Toro sulfide ores; i.e. lead and zinc.

Cutoff Pb only= $70.09/( $0.90 X 0.54 X 0.915) = 158 lbs/tonne or 71.5 kg/tonne or 7.15 percent Pb

Cutoff Zn only = $70.09/ (0.90 X 0.37 X 0.832) = 253 lbs/tonne or 114.7 kg/tonne or 11.47 percent Zn.

Gold provides a small source of revenue for both oxide and sulfide ore, but it is negligible, and is not considered in the cutoff calculations. The cutoff grades for Del Toro sulfide are shown in summary Table 14-2.

TABLE 14-2
First Majestic Silver Corp.
Del Toro Silver Mine
Summary of Mine Cutoff Grades & NSR Value

Sulfides	Ag Cutoff (gpt)	Pb Cutoff (%)	Zn Cutoff (%)	NSR Ore Value $/tonne	Operating Cost ($/tonne)
Silver Only	117.6	-	-	$70.17	$70.09
Lead Only	-	7.15	-	$70.10	$70.09
Zinc Only	-	-	11.47	$70.06	$70.09
OXIDES
Silver Only	62.5	NA	NA	$40.49	$40.47
Mineable Reserves	Ag Grade (gpt)	Pb Grade (% Pb)	Zn Grade (% Zn)	NSR Ore ($/tonne)	Margin (per tonne)
*SULFIDES	174	2.72	2.73	$147.25	$77.16
OXIDES	142	NA	NA	$92.00	$51.53

*Gold not considered in calculations

14.5	Resource Estimation

The Del Toro mineral resource estimates include mineralization within the mine and projected blocks based on mine workings and drill holes information. The mineral blocks’ grades are determined by systematic channel sampling in underground workings and on outcroppings of mineralized structures, as well as in assays of drill core intercepts. The mineral Resources include only those blocks of mineralized material which average grade is equal or higher than the estimated cutoff grades. For the Del Toro Silver Mine, the estimated cutoff grade is an economic value of $70.09 per tonne of Mineral Resource, which is estimated based on conservative metal prices slightly below the current three-year rolling average at: Ag - $25/oz; Pb - $0.90/lb; and Zn - $0.90/lb, while Au was not considered for cutoff estimates.

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For resource estimation, the cross sectional area of mineralization is drawn on each of the blocks using AutoCAD software and the assayed sample lengths. The resource tonnage and grade are based largely on channel samples and by diamond drilling. Resource blocks range in length according to variable extensions of the ore shoots along the veins and breccia or mineralized zones. The vertical extension of the resource blocks is projected at half distance between contiguous drift levels. Vertical extension is generally projected to 25 m for Measured and Indicated and up to 50 m beyond for Inferred resources in accordance to geologic projections. Estimates for Indicated resources based on drilling are projected at half distance between drill holes up to 25 m from the intercept and up to 50 m beyond this distance for inferred in accordance to geologic and structural projections.

Grade dilution is added by sampling beyond the mineralized structures at distances that may vary from about 0.50 m to 1.00 m or longer depending on access to account for mine dilution. The mine recovery is estimated to average 88 percent of the Mineral Resource estimates.

Resource calculations at Del Toro are based on projections of the mineralized zones in the underground mine workings, 25 m beyond the areas for accessible measured resources, and another 25 m beyond the boundaries of the Measured resources for the blocks of Indicated resources. Inferred resources are estimated by projecting up to 50 m beyond the indicated resource block boundaries along mineralized structures, and another 25 m beyond the blocks’ width according to geologic constrains. The estimated resource blocks may be limited by underground levels and previous mining extraction. Longitudinal projections depend on the drift development along the mineralized zones and ore shoots projections.

Del Toro mineral resource estimates were applied mostly to accessible underground workings and diamond drilling intercepts, as well as to some adjacent blocks from the estimated resource blocks. Additional sampling is taken beyond the mineralized zones at both walls of the mineralized structures to account for dilution with real low-grade. This low grade dilution adds up to about 15 percent to the grade with mine recovery estimated in about 88 percent.

The grade for these blocks is determined from the grade estimated for the drill hole intercepted grade, from the adjacent resource blocks, sampling results in mine workings, and drill holes located within the block area.

FMS’ estimate of Measured and Indicated resource blocks for sulfides and oxides mineralization as reviewed by PAH is shown in Tables 14-3 and 14-4. These resource blocks are defined by geology and sampling of underground workings and diamond drilling. The Measured and Indicated resources, including oxides and sulfides mineralization, consist of 8.6 million tonnes averaging 175 g/t Ag (5.63 oz),

Pincock, Allen & Holt	UPDATED & RESTATED	14.6
DE-00248 August 20, 2012

TABLE 14-3
First Majestic Silver Corp.									Metal Prices
Del Toro Silver Mine									Au = $1,600/oz	Pb = $0.90/lb
Mineral Resources "In Situ" Prepared by FMS, Reviewed by PAH, as of June 30, 2012									Ag = $25/oz	Zn = $0.90/lb
Deposit	Block No.	M Tonnes	Width, m	Au, g/t	Ag, g/t	Pb, %	Zn, %	Ag (only), oz	Ag oz eq	Total Ag oz eq
Measured Resources Sulfides
Perseverancia	21 A	945	>2.5	0.00	453	10.40	5.70	13,763	12,075	25,838
Perseverancia	22 A	3,960	>2.5	0.00	383	8.57	6.40	48,762	47,049	95,812
Perseverancia	23 A	2,474	>2.5	0.00	364	9.45	6.77	28,953	31,848	60,801
Perseverancia	25 A	5,335	>2.5	0.00	424	13.04	4.49	72,726	74,225	146,952
Perseverancia	26 A	2,245	>2.5	0.00	339	8.50	2.94	24,468	20,383	44,852
Perseverancia	26 B	2,251	>2.5	0.00	339	8.50	2.94	24,534	20,438	44,972
Perseverancia	26 C	1,718	>2.5	0.00	339	8.50	2.94	18,725	15,599	34,323
Perseverancia	CHP-01	12,546	>2.5	0.00	421	6.80	2.40	169,816	91,607	261,423
Perseverancia	CHP-02	13,976	>2.5	0.00	421	6.80	2.40	189,172	102,049	291,220
	CHP--MED-01	15683	>2.5	0.00	421	6.83	2.40	212,510	114,854	327,363
Sub-total		61,133	2.50	0.00	409	7.80	3.12	803,429	530,128	1,333,557
Dolores	D4-01	6,816	3.11	0.00	194	0.70	0.17	42,500	4,683	47,183
Dolores	D4-02	11,935	3.34	0.00	210	0.73	0.16	80,557	8,390	88,947
Dolores	D4-03	1,121	2.75	0.00	81	0.35	0.03	2,917	339	3,257
Dolores	D4-04	3,788	2.75	0.00	81	0.35	0.03	9,855	1,147	11,002
Dolores	ZORR - 1	8,487	3.24	0.00	213	0.34	0.09	58,135	2,907	61,042
Dolores	ZORR-2	8,487	3.24	0.00	213	0.34	0.09	58,135	2,907	61,042
Dolores	4-990-01	2,249	2.10	0.00	154	1.28	0.29	11,161	2,810	13,970
Dolores	4-990-02	2,249	2.10	0.00	154	1.28	0.29	11,161	2,810	13,970
Dolores	B1 FTE NIV 4	2,440	2.15	0.01	156	1.01	0.20	12,279	2,376	14,655
Dolores	B2 FTE NIV 4	2,320	2.03	0.00	160	1.01	0.21	11,965	2,251	14,217
Dolores	M_DOL_01	19,086	3.04	0.00	153	0.56	0.10	93,657	9,965	103,623
Dolores	ZORR-1MED	8,487	3.24	0.00	213	0.34	0.09	58,135	2,907	61,042
Dolores	ZORR-2MED	8,487	3.24	0.00	213	0.34	0.09	58,135	2,907	61,042
Dolores	4-990-1MED	2,249	2.10	0.00	154	1.28	0.29	11,161	2,810	13,970
Dolores	4-990-2MED	2,249	2.10	0.00	154	1.28	0.29	11,159	2,809	13,969
Dolores	B1 MED FTE NIV-4	2,313	2.03	0.00	160	1.01	0.21	11,926	2,244	14,170
Dolores	B2 MED FTE NIV-4	2,320	2.03	0.00	160	1.01	0.21	11,965	2,251	14,217
Dolores	STD11-06	11,419	1.63	0.00	155	1.07	0.00	56,998	9,692	66,690
Dolores	STD11-07	8,482	1.30	0.01	120	1.12	0.03	32,664	7,916	40,580
Sub-total		114,987	2.70	0.00	174	0.70	0.11	644,467	74,120	718,587
San Nicolas	SN-01	8,451	3.90	0.00	170	5.37	8.27	46,201	91,478	137,679
San Nicolas	SN-02	8,513	3.90	0.00	170	5.37	8.27	46,541	92,153	138,694
San Nicolas	SN-03	5,350	3.13	0.00	88	2.04	5.40	15,140	31,575	46,715
San Nicolas	SN-04	2,958	3.13	0.00	88	2.04	5.40	8,370	17,457	25,827
San Nicolas	SN-05	3,472	2.90	0.00	82	3.32	5.21	9,191	23,507	32,699
San Nicolas	SN-06	3,472	2.90	0.00	82	3.32	5.21	9,191	23,507	32,699
San Nicolas	CHSN-01	25,422	13.75	0.00	389	8.82	6.21	318,018	303,152	621,171
San Nicolas	CHSN-02	28,091	13.75	0.00	389	8.82	6.21	351,410	334,983	686,394
San Nicolas	CHSN-03	14,710	8.67	0.00	181	2.88	2.91	85,700	67,601	153,301
San Nicolas	CHSN-04	13,252	8.67	0.00	167	2.73	2.94	71,052	59,585	130,636
San Nicolas	SN-07	3,464	3.11	0.00	173	4.29	0.83	19,247	14,086	33,333
San Nicolas	SN-08	3,528	3.18	0.00	172	3.94	0.85	19,559	13,395	32,953
San Nicolas	SN-09	3,995	0.84	0.00	159	2.84	5.43	20,385	26,225	46,609
San Nicolas	SN-10	1,715	0.52	0.00	183	0.85	1.61	10,105	3,343	13,448
San Nicolas	SN-11	2,606	0.67	0.00	112	1.64	3.91	9,345	11,484	20,829
San Nicolas	SN-12	5,603	4.31	0.00	243	6.37	7.84	43,751	63,201	106,952
San Nicolas	SN-13	5,603	4.31	0.00	243	6.37	7.84	43,751	63,201	106,952
San Nicolas	SN-MED-01	128,999	5.59	0.00	247	5.98	6.37	1,024,351	1,265,221	2,289,572
San Nicolas	CHSN-MED-01	49,988	10.70	0.00	284	5.89	4.62	455,745	416,720	872,465
San Nicolas	BNO STSN-12-05	39,302	5.24	0.00	266	3.80	5.93	336,163	303,449	639,613
San Nicolas	BNO STSN-12-06	9,210	2.55	0.00	104	4.30	0.25	30,734	33,292	64,026
San Nicolas	SN-MED-02	11,030	8.05	0.00	204	4.67	1.00	72,319	49,679	121,998
San Nicolas	BNO STSN12-03	20,062	2.87	0.00	186	10.58	0.05	119,798	169,311	289,108
Sub-total		398,797	7.02	0.00	247	5.81	5.18	3,166,067	3,477,605	6,643,672
Total Measured Resources		574,917	5.67	0.00	250	5.00	3.95	4,613,963	4,081,853	8,695,816
Mineral Indicated Resources Sulfides
Perseverancia	21 B	1,384	>2.5	0.00	453	10.40	5.70	20,157	17,685	37,842
Perseverancia	21 C	1,154	>2.5	0.00	453	10.40	5.70	16,807	14,746	31,553
Perseverancia	22 B	1,154	>2.5	0.00	339	7.67	5.99	12,578	12,511	25,089
Perseverancia	23 B	891	>2.5	0.00	364	9.45	6.77	10,427	11,470	21,897
Perseverancia	23 C	668	>2.5	0.00	364	9.45	6.77	7,818	8,599	16,417
Perseverancia	25 B	1,896	>2.5	0.00	424	13.04	4.49	25,846	26,379	52,225
Perseverancia	25 C	1,422	>2.5	0.00	424	13.04	4.49	19,385	19,784	39,169
Perseverancia	26 B	923	>2.5	0.00	339	8.50	2.94	10,060	8,380	18,440
Perseverancia	A	16,370	>2.5	0.00	339	8.50	2.94	178,418	148,632	327,050
Perseverancia	B	16,370	>2.5	0.00	339	8.50	2.94	178,418	148,632	327,050
Perseverancia	CHP-01A	12,546	>2.5	0.00	421	6.80	2.40	169,816	91,607	261,423
Perseverancia	CHP-IND01	15,683	>2.5	0.00	421	6.83	2.40	212,510	114,854	327,363
Sub-total		70,461	2.50	0.00	381	8.12	3.03	862,239	623,278	1,485,517
San Juan Cpo 3	C3-2028	148,088	9.56	0.17	88	2.11	7.96	417,911	1,234,085	1,651,996
San Juan Cpo 3	C3-2037	161,829	9.17	0.55	111	1.57	7.27	580,085	1,317,911	1,897,995
San Juan Cpo 3	C3-2045	198,909	9.35	0.62	316	5.18	7.99	2,019,923	2,330,522	4,350,445
San Juan Cpo 3	C3-2054	203,489	9.73	0.38	491	9.50	7.41	3,211,806	2,890,335	6,102,142
San Juan Cpo 3	C3-2063	223,269	9.75	0.10	378	5.51	2.77	2,712,490	1,511,664	4,224,154
San Juan Cpo 3	C3-2072	197,785	9.92	0.07	242	4.05	2.74	1,536,031	1,093,602	2,629,633
San Juan Cpo 3	C3-2081	205,013	10.48	0.13	152	3.94	2.51	999,270	1,102,981	2,102,251
San Juan Cpo 3	C3-2090	248,692	9.74	0.09	120	2.39	2.15	956,862	942,711	1,899,572
San Juan Cpo 3	C3-2099	249,826	9.70	0.13	146	2.31	1.74	1,171,972	871,720	2,043,692
San Juan Cpo 3	C3-2108	293,057	9.36	0.06	106	1.42	1.89	999,564	808,709	1,808,273
San Juan Cpo 3	C3-2118	135,801	9.93	0.07	217	3.18	1.96	946,018	572,673	1,518,691
San Juan Cpo 3	C3-2126	236,221	9.21	0.04	112	1.51	2.04	847,599	682,229	1,529,829
San Juan Cpo 3	C3-2136	326,071	8.53	0.07	169	2.04	2.62	1,770,772	1,251,574	3,022,345
San Juan Cpo 3	C3-2144	329,346	9.04	0.10	114	1.35	1.33	1,211,230	766,401	1,977,632
San Juan Cpo 3	C3-2152	288,071	9.72	0.07	96	1.16	1.85	888,851	727,908	1,616,759
San Juan Cpo 3	C3-2162	254,874	9.76	0.03	137	0.91	1.85	1,122,589	573,793	1,696,382
San Juan Cpo 3	C3-2171	239,257	9.89	0.04	187	2.73	1.53	1,438,342	830,584	2,268,926
San Juan Cpo 3	C3-2179	280,160	10.30	0.07	109	1.55	1.57	985,434	732,841	1,718,275
Sub-total		4,219,760	9.58	0.14	176	2.73	2.96	23,816,750	20,242,242	44,058,993
Mina Dolores	D4-01A	7,169	3.11	0.00	194	0.70	0.17	44,699	4,925	49,624
Mina Dolores	D4-03A	1,063	2.75	0.00	81	0.35	0.03	2,766	322	3,088
Mina Dolores	D4-02A	9,557	3.34	0.00	212	0.73	0.16	65,060	6,718	71,778
Mina Dolores	D4-04A	3,242	2.75	0.00	81	0.35	0.03	8,433	981	9,414
Mina Dolores	ZORR-1A	8,487	3.24	0.00	213	0.34	0.09	58,135	2,907	61,042
Mina Dolores	ZORR-2A	8,487	3.24	0.00	213	0.34	0.09	58,135	2,907	61,042
Mina Dolores	4-990-1A	2,249	2.10	0.00	154	1.28	0.29	11,159	2,809	13,969
Mina Dolores	4-990-2A	2,249	2.10	0.00	154	1.28	0.29	11,159	2,809	13,969
Mina Dolores	B1A NIV-4	2,320	2.03	0.00	160	1.01	0.21	11,965	2,251	14,217
Mina Dolores	B2A FTE NIV-4	2,320	2.03	0.00	160	1.01	0.21	11,965	2,251	14,217
Mina Dolores	STD11-06 IND	25,291	1.63	0.00	155	1.07	0.00	126,236	21,466	147,703
Mina Dolores	STD11-07 IND	18,232	1.30	0.01	120	1.12	0.03	70,209	17,014	87,223
Sub-total		90,667	2.26	0.00	165	0.85	0.08	479,923	67,362	547,285
San Nicolas	SN-01A	8,415	3.90	0.00	204	6.65	10.24	55,233	112,800	168,032
San Nicolas	SN-02A	6,341	4.47	0.00	204	6.65	10.24	41,622	85,004	126,626
San Nicolas	SN-03A	5,350	3.13	0.00	120	2.93	7.75	20,665	45,335	66,000
San Nicolas	SN-04A	2,624	3.13	0.00	120	2.93	7.75	10,137	22,238	32,374
San Nicolas	SN-05A	3,472	2.90	0.00	102	4.58	7.20	11,417	32,463	43,880
San Nicolas	SN-06A	3,472	2.90	0.00	102	4.58	7.20	11,417	32,463	43,880
San Nicolas	CHSN-01-A	25,422	13.75	0.00	389	8.82	6.21	318,017	303,151	621,168
San Nicolas	CHSN-02-A	13,932	8.67	0.00	168	2.76	2.97	75,370	63,286	138,656
San Nicolas	SN-07A	8,824	8.05	0.00	204	4.67	1.00	57,855	39,743	97,598
San Nicolas	SN-08A	8,824	8.05	0.00	204	4.67	1.00	57,855	39,743	97,598
San Nicolas	SN-09A	1,628	0.74	0.00	159	2.84	5.43	8,306	10,686	18,992
San Nicolas	SN-09B	621	0.74	0.00	159	2.84	5.43	3,170	4,078	7,247
San Nicolas	SN-09C	2,670	0.74	0.00	154	2.73	5.30	13,255	17,003	30,258
San Nicolas	SN-10A	1,837	0.52	0.00	183	0.85	1.61	10,825	3,581	14,405
San Nicolas	SN-11A	2,296	0.85	0.00	109	2.44	2.82	8,063	9,576	17,638
San Nicolas	SN-11B	1,094	0.67	0.00	112	1.64	3.91	3,923	4,822	8,745
San Nicolas	SN-13A	5,603	4.31	0.00	243	6.37	7.84	43,751	63,201	106,952
San Nicolas	SN-IND-01	145,944	7.65	0.00	187	3.53	3.79	876,883	847,672	1,724,555
San Nicolas	CHSN-IND-01	24,215	10.70	0.00	284	5.89	4.62	220,771	201,866	422,637
San Nicolas	BNO STSN-IND-12-05	117,434	5.24	0.00	266	3.80	5.93	1,004,456	906,707	1,911,163
San Nicolas	BNO STSN-IND-12-06	31,027	2.55	0.00	104	4.30	0.25	103,537	112,153	215,690
San Nicolas	SN-IND-02	11,030	8.05	0.00	204	4.67	1.00	72,319	49,679	121,998
San Nicolas	BNO STSN-12-03 IND	10,748	2.87	0.00	186	10.58	0.05	64,177	90,702	154,879
Sub-total		442,823	6.64	0.00	217	4.42	4.39	3,093,023	3,097,949	6,190,972
Total Indicated Resources		4,823,710	9.07	0.12	182	2.93	3.04	28,251,935	24,030,831	52,282,767
MEASURED + INDICATED		5,398,628	8.71	0.11	189	3.15	3.14	32,865,899	28,112,684	60,978,583
PAH review = Mineral Resources "In Situ": No metallurgical recoveries included.

TABLE 14-4
First Majestic Silver Corp.									Metal Prices
Del Toro Silver Mine									Au = $1,600/oz
Mineral Resources "In Situ" Prepared by FMS , Reviewed by PAH, As of June 30, 2012									Ag = $25/oz
Deposit	Block No.	M Tonnes	Width, m	Au, g/t	Ag, g/t	Pb, %	Zn, %	Ag (only), oz	Ag oz eq	Total Ag oz eq
Measured Resources Oxides
San Juan Cpo 1	C1-C049	35,119	7.31	0.00	126	0.55	0.43	142,263	0	142,263
San Juan Cpo 1	C1-R050	36,975	5.09	0.00	110	0.51	0.58	131,095	0	131,095
San Juan Cpo 1	C1-FOSA	91,138	3.49	0.00	109	1.13	1.36	318,303	0	318,303
San Juan Cpo 1	C1-FRAGUA	36,025	8.60	0.00	98	0.45	0.52	113,557	0	113,557
San Juan Cpo 1	C1-CROS-1234	181,165	6.88	0.00	121	0.85	1.34	707,562	0	707,562
San Juan Cpo 1	C1-CRO5	122,674	6.45	0.00	139	1.00	1.91	547,197	296	547,493
San Juan Cpo 1	C1-C080	184,528	5.61	0.00	128	0.90	1.82	762,112	127	762,239
San Juan Cpo 1	C1-NIV7	224,304	25.03	0.00	159	2.77	3.12	1,146,452	0	1,146,452
San Juan Cpo 1	C1-8-067-01	8,188	16.50	0.00	205	2.89	1.21	54,091	0	54,091
San Juan Cpo 1	C1-8-067-02	8,188	16.50	0.00	205	2.89	1.21	54,091	0	54,091
San Juan Cpo 1	C1-067-03	1,125	7.78	0.01	111	2.40	0.85	4,015	27	4,042
San Juan Cpo 1	C1-067-04	3,819	8.25	0.00	115	2.76	1.24	14,169	10	14,179
San Juan Cpo 1	C1-8-858-01	1,653	3.33	0.00	136	0.00	0.00	7,215	0	7,215
San Juan Cpo 1	C1-8-858-02	1,653	3.33	0.00	136	0.00	0.00	7,215	0	7,215
San Juan Cpo 2	BLOCK CP2-1A	8,288	3.20	0.00	101	0.02	0.04	26,937	0	26,937
San Juan Cpo 2	BLOCK CP2-2A	8,656	3.35	0.00	114	0.25	0.48	31,813	0	31,813
San Juan Cpo 2	CP2-3A	20,267	4.36	0.00	162	2.23	0.89	105,743	0	105,743
San Juan Cpo 2	CP2-4A	19,289	4.15	0.00	165	2.20	0.85	102,309	0	102,309
San Juan Cpo 2	CP2S-5A	9,392	3.90	0.00	188	3.75	3.47	56,826	0	56,826
San Juan Cpo 2	CP2S-6A	9,422	3.91	0.00	190	4.41	3.64	57,475	0	57,475
San Juan Cpo 2	CP2S-7	153,115	24.80	0.00	192	1.96	2.53	942,866	0	942,866
San Juan Cpo 2	CP2S-8	153,115	24.80	0.00	184	1.84	2.51	908,082	0	908,082
San Juan Cpo 2	CP2S-9	46,218	22.75	0.00	118	2.18	2.64	175,422	0	175,422
San Juan Cpo 2	CP2S-10	24,432	22.75	0.00	116	2.19	2.57	91,483	0	91,483
Total Measured		1,388,751	14.10	0.00	146	1.57	2.00	6,508,290	461	6,508,751
Indicated Resources Oxides
San Juan Cpo 1	C1-C049	35,119	7.31	0.00	126	0.55	0.43	142,263	0	142,263
San Juan Cpo 1	C1-R050A	14,138	5.09	0.00	110	0.51	0.58	50,125	0	50,125
San Juan Cpo 1	C1-R050B	15,748	5.09	0.00	110	0.51	0.58	55,835	0	55,835
San Juan Cpo 1	C1-C080-A	60,901	7.63	0.00	113	2.09	4.62	220,533	158	220,691
San Juan Cpo 1	C1-NIV7-A	82,705	25.03	0.00	159	2.77	3.12	422,719	0	422,719
San Juan Cpo 1	C1-NIV7-B	82,657	25.03	0.00	159	2.77	3.12	422,473	0	422,473
San Juan Cpo 1	C1-NIV7-C	224,304	25.03	0.00	159	2.77	3.12	1,146,452	0	1,146,452
San Juan Cpo 1	C1-FOSA-A	91,138	3.49	0.00	109	1.11	1.36	318,303	0	318,303
San Juan Cpo 1	C1-FOSA-B	12,781	3.41	0.00	108	1.15	1.36	44,461	0	44,461
San Juan Cpo 1	C1-CROS-1234-A	74,878	7.20	0.00	122	0.85	1.33	293,926	0	293,926
San Juan Cpo 1	C1-SJM-02	3,352	2.06	0.00	180	2.89	0.93	19,409	0	19,409
San Juan Cpo 1	C1-SJI-32-27-28-SJM06A	20,866	7.48	0.03	129	2.72	1.63	86,830	1,275	88,105
San Juan Cpo 1	C1-SJI-27A	69,229	13.34	0.07	168	2.29	1.54	373,148	10,443	383,591
San Juan Cpo 1	C1-D-01	264,695	10.41	0.01	159	1.85	2.04	1,349,379	5,283	1,354,662
San Juan Cpo 1	C1-E-02	260,126	11.06	0.01	149	2.35	2.40	1,244,930	7,262	1,252,192
San Juan Cpo 1	C1-8-067-01A	2,264	16.50	0.00	205	2.89	1.21	14,956	0	14,956
San Juan Cpo 1	C1-8-067-02A	8,188	16.50	0.00	205	2.89	1.21	54,091	0	54,091
San Juan Cpo 1	C1-067-04A	3,819	9.38	0.00	112	2.63	0.93	13,706	0	13,706
San Juan Cpo 1	C1-8-858-02A	1,653	3.33	0.00	136	0.00	0.00	7,215	0	7,215
San Juan Cpo 2	CP2-1B	8,177	3.16	0.00	101	0.02	0.04	26,559	0	26,559
San Juan Cpo 2	CP2-2B	15,221	4.15	0.00	165	2.20	0.85	80,731	0	80,731
San Juan Cpo 2	CP2-3B	18,897	4.07	0.00	167	2.18	0.90	101,158	0	101,158
San Juan Cpo 2	CP2S-4B	9,392	3.90	0.00	188	3.75	3.43	56,826	0	56,826
San Juan Cpo 2	CP2S-5B	9,392	3.90	0.00	188	3.75	3.42	56,826	0	56,826
San Juan Cpo 2	CP2S-7A	107,096	24.80	0.00	187	1.92	2.49	645,465	0	645,465
San Juan Cpo 2	CP2S-8A	153,115	24.80	0.00	186	1.86	2.51	913,999	0	913,999
San Juan Cpo 2	CP2S-9A	8,387	22.75	0.00	111	2.04	2.63	29,917	0	29,917
San Juan Cpo 2	CP2S-10A	10,451	22.75	0.00	116	2.19	2.57	39,135	0	39,135
San Juan Cpo 2	C2-SJI-09A	8,057	2.00	0.00	100	2.89	3.97	25,824	0	25,824
San Juan Cpo 2	C2-SJM-05 B	452	2.72	0.00	121	1.68	2.56	1,754	0	1,754
San Juan Cpo 2	C2-SJI-15	4,572	4.21	0.00	399	3.94	3.76	58,664	0	58,664
San Juan Cpo 2	CPO 2-01PROB	34,690	3.17	0.00	133	1.66	1.38	148,760	0	148,760
San Juan Cpo 2	CPO 2-02 PROB	75,584	3.72	0.00	152	1.88	1.39	368,875	0	368,875
San Juan Cpo 2	CPO 2-03 PROB	31,080	8.16	0.00	183	2.39	2.37	183,233	0	183,233
Total Indicated		1,823,126	14.40	0.01	154	2.07	2.28	9,018,480	24,421	9,042,901
Total Measured + Indicated		3,211,877	14.27	0.00	150	1.86	2.16	15,526,770	24,882	15,551,652
PAH Review: Mineral Resources "In Situ", No metallurgical recoveries included.
Ag equivalent includes Au.

for a total content of 48.4 million ounces of silver only and 76.5 million ounces of silver equivalent including gold, lead, and zinc contained. The resource grade has been estimated “in situ,” including internal mining dilution but no mine or metallurgical recovery was considered. The silver equivalent content includes considerations of lead and zinc recovery from sulfides mineralization only, while the oxides include small amounts of gold. This estimate is based on the following prices: Au - $1,600/oz, Ag - $25.00/oz, Pb - $0.90/lb and Zn - $0.90/lb.

FMS has estimated additional sulfides and oxides mineral Inferred Resources at a distance beyond the Measured and Indicated Resources. These Inferred Resources are estimated at 7.5 million tonnes at an average grade of 174 g/t Ag (5.6 oz), representing a content of about 42.0 million ounces of silver only contained and about 82 million ounces of silver equivalent containing gold in oxides, and lead and zinc in sulfides at the above indicated metal prices. These additional Resources lack sufficient drifting, raising, sampling, drill holes or old workings and are estimated at a lower degree of confidence than the Measured and Indicated Resource categories. Additionally, FMS has estimated 3.1 million tonnes at an average grade of 3.56 percent Zn of Inferred Resources for the San Juan Zinc Deposit which mining methods and testwork have not been completed for recovery estimates and are not included in the economic evaluation. PAH considers these additional Resources to be of an Inferred category and they are based on projections of presumed vein continuity ahead, above, and below current mining; and are based on widely-spaced drill holes, surface sampling or old surface workings. PAH notes that “due to the uncertainty that may be attached to Mineral Inferred Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure.”

The Inferred Resources need considerable grade and tonnage information before they can be considered at a Measured or Indicated category. To date, the San Juan mine has demonstrated presence of three different mineralized structures at a continuity of about 200 m in underground strike length and down dip projections to about 300 m, while the Perseverancia “high-grade” breccia pipes have been intercepted with preliminary drilling at about 50 m below known depths; so it is reasonable to assume that in the future, Inferred Resources may continue to be converted to Measured and Indicated as additional ramp access, drifting, crosscutting and raising define the deposits configurations, and sampling and assaying determine the grade, while diamond drilling confirms the deposits extensions and fills in data gaps. Inferred Resources for Del Toro are presented in the Table 14-5.

14.6	Additional Geologic Potential

FMS continues to verify Resource blocks indicated by drilling, and exploring additional areas. The estimated mineral Resources are considered conservative, since only adjacent blocks are projected from the underground mine workings blocks. Mineralization within the metasomatic zone in the contact between the intrusive stock and the carbonaceous Cuesta del Cura formation has shown high probability of occurrence as skarn deposits.

Pincock, Allen & Holt	UPDATED & RESTATED	14.9
DE-00248 August 20, 2012

TABLE 14-5
First Majestic Silver Corp.									Metal Prices
Del Toro Silver Mine									Au = $1,600/oPb = $0.90/lb
Mineral Resources "In Situ" Prepared by FMS, Reviewed by PAH, as of June 30, 2012									Ag = $25/oz Zn = $0.90/lb
Deposit	Block No.	M Tonnes	Width, m	Au, g/t	Ag, g/t	Pb, %	Zn, %	Ag (only), oz	Ag oz eq	Total Ag oz eq
Inferred Resources Sulfides
Perseverancia	BLOCK C	157,500	2.50	0.00	339	8.50	2.90	1,716,609	1,425,022	3,141,631
Perseverancia	CHP-INF-01	11,455	2.50	0.00	421	6.83	2.40	155,219	83,914	239,133
Mina Dolores	INF_DOL_01	400,356	2.72	0.00	147	0.58	0.09	1,886,164	211,963	2,098,127
San Nicolas	SN-INF-01	377,758	7.98	0.00	244	5.16	4.76	2,965,204	2,973,911	5,939,115
San Nicolas	CHSN-INF-01	48,215	10.70	0.00	284	5.89	4.62	439,575	401,934	841,509
San Nicolas	SN-INF-02	14,419	8.05	0.00	204	4.67	1.00	94,537	64,941	159,478
San Nicolas	BNO STSN-12-03 INF	7,854	2.87	0.00	186	10.58	0.05	46,900	66,284	113,183
San Nicolas	SN-INF-04	472,096	5.24	0.00	266	3.80	5.93	4,037,994	3,645,033	7,683,027
San Nicolas	SN-INF-05	101,861	1.36	0.00	211	3.13	5.15	691,410	669,011	1,360,422
San Juan Cpo 3	C3-2028-INF	145,173	9.56	0.17	88	2.11	7.96	409,685	1,209,794	1,619,479
San Juan Cpo 3	C3-2037-INF	150,676	9.17	0.55	111	1.57	7.27	540,104	1,227,077	1,767,181
San Juan Cpo 3	C3-2045-INF	168,737	9.35	0.62	316	5.18	7.99	1,713,521	1,977,005	3,690,526
San Juan Cpo 3	C3-2054-INF	206,576	9.73	0.38	491	9.50	7.41	3,260,529	2,934,182	6,194,711
San Juan Cpo 3	C3-2063-INF	186,778	9.75	0.10	378	5.51	2.77	2,269,163	1,264,598	3,533,761
San Juan Cpo 3	C3-2072-INF	212,313	9.92	0.07	242	4.05	2.74	1,648,857	1,173,930	2,822,787
San Juan Cpo 3	C3-2081-INF	135,276	10.48	0.13	152	3.94	2.51	659,360	727,792	1,387,153
San Juan Cpo 3	C3-2090-INF	323,982	9.74	0.09	120	2.39	2.15	1,246,549	1,228,113	2,474,662
San Juan Cpo 3	C3-2099-INF	324,034	9.70	0.13	146	2.31	1.74	1,520,091	1,130,653	2,650,744
San Juan Cpo 3	C3-2108-INF	374,708	9.36	0.06	106	1.42	1.89	1,278,060	1,034,029	2,312,088
San Juan Cpo 3	C3-2118-INF	63,086	9.93	0.07	217	3.18	1.96	439,474	266,036	705,510
San Juan Cpo 3	C3-2126-INF	213,819	9.21	0.04	112	1.51	2.04	767,218	617,531	1,384,750
San Juan Cpo 3	C3-2136-INF	255,257	8.53	0.07	169	2.04	2.62	1,386,211	979,768	2,365,979
San Juan Cpo 3	C3-2144-INF	245,395	9.04	0.10	114	1.35	1.33	902,485	571,044	1,473,529
San Juan Cpo 3	C3-2152-INF	67,410	9.72	0.07	96	1.16	1.85	207,995	170,334	378,329
San Juan Cpo 3	C3-2162-INF	217,436	9.76	0.03	137	0.91	1.85	957,693	489,509	1,447,203
San Juan Cpo 3	C3-2171-INF	208,612	9.89	0.04	187	2.73	1.53	1,254,113	724,200	1,978,313
San Juan Cpo 3	C3-2180-INF	187,865	9.65	0.07	150	2.05	1.83	908,830	603,310	1,512,140
San Juan Cpo 3	C3-1-INF	1,441,920	9.56	0.17	88	2.11	7.96	4,069,155	12,016,162	16,085,316
Total Inferred Resources Sulfides		6,720,568	8.44	0.11	173	2.92	4.26	37,472,703	39,887,080	77,359,783
Inferred Resources Oxides
San Juan	CPO 2-01 INF	777,194	6.69	0.00	178	2.35	2.48	4,450,051	0	4,450,051
Total Inferred Oxides		777,194	6.69	0.00	178	2.35	2.48	4,450,051	0	4,450,051
TOTAL INFERRED SULFIDES + OXIDES		7,497,762	8.26	0.10	173.91	2.87	4.08	41,922,754	39,887,080	81,809,834
Inferred Resources Sulfides (Zinc)
San Juan Cpo Zn	BLOCK 2023	163,769	9.64	0.00	54	1.69	7.67
San Juan Cpo Zn	BLOCK 2014	73,659	4.50	0.00	36	1.26	6.06
San Juan Cpo Zn	BLOCK 2005	291,163	4.68	0.00	10	0.27	3.38
San Juan Cpo Zn	BLOCK 1996	192,079	8.88	0.00	2	0.10	7.84
San Juan Cpo Zn	BLOCK 1987	207,592	8.83	0.00	1	0.03	7.01
San Juan Cpo Zn	BLOCK 1978	218,620	8.79	0.00	6	0.14	2.34
San Juan Cpo Zn	BLOCK 1969	321,133	8.50	0.00	1	0.05	1.84
San Juan Cpo Zn	BLOCK 1960	293,794	9.29	0.00	1	0.04	3.11
San Juan Cpo Zn	BLOCK 1951	441,704	9.06	0.00	1	0.03	3.93
San Juan Cpo Zn	BLOCK 1942	323,972	8.90	0.00	1	0.03	1.88
San Juan Cpo Zn	BLOCK 1933	272,992	8.88	0.00	1	0.01	1.92
San Juan Cpo Zn	BLOCK 1924	284,453	3.65	0.00	0	0.01	1.60
Inferred Resources Sulfides (zinc)		3,084,929	7.95	0.00	5.92	0.18	3.56

PAH Review: Inferred Resources "In Situ". No metallurgical recoveries are included.
Ag Inferred Oxides do not include Pb/Zn equivalent ounces.
Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Inferred Mineral Resources do not have economic value and these have not been included in this TR as aprt of the economic analysis.

Additional geologic potential exists in the Chalchihuites mining district and the surrounding areas to Del Toro to investigate targets that may result in significant resource development for the operation.

Direct exploration of induced polarization geophysical and geochemical anomaly areas may result in significant target zones for further exploration and drilling.

Other areas representing interesting geologic potential within the Del Toro holdings are the following:

  Tayoltita
  Las Cotorras
  San Nicolás
  La Nueva India
  La Verdiosa
  Others
14.7	Conclusion

PAH believes that FMS Resource estimates for the Del Toro have been reasonably prepared and conform to acceptable engineering standards for reporting of resources. PAH believes that the classification of the mineral resources meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

The Resources herein reported for the Del Toro were reviewed by PAH and constitute part of an active exploration development operation since 2004. In PAH’s opinion there are no significant technical, legal, environmental, political or other kind of restrictions; therefore, these mineral resources may not be materially affected by issues that could prevent their extraction and processing.

Del Toro uses conventional, manual methods, supported by computer applications and software, to calculate the tonnage and average grades of the mineral resources. FMS has initiated the compilation of all data to incorporate it into a database and create a geologic model in SURPAC software which has been acquired by FMS. Currently FMS maintains geologic interpretations and mine plans in AutoCAD and databases in Excel spreadsheets. FMS has reviewed and calculated Resources for Del Toro to assess the current status of the property and to use it as a basis for future updated estimates. This estimate is also the basis for design and evaluation of continued exploration programs for Del Toro. This Resource estimate has been based on exploration results and data completed to June 30, 2012.

Figures 14-1 through 14-7 show the mineral Resources/Reserves for the San Juan deposits, Perseverancia deposit, San Nicolas deposit, and the Dolores deposit.

Pincock, Allen & Holt	UPDATED & RESTATED	14.11
DE-00248 August 20, 2012

SW
NE
R&R JUNE 2012
Tonnes Width Au g/t Ag g/t Pb%
Zn% Silver Equiv (2)
2,277,089 12.6 0.0 141
1.80 2.12 10,383,199
2500 masl
SAN JUAN MINE (ORE BODY 1)
SAN JUAN SHAFT
Ramp 068
2400
2300
2200
2100
2000
C1-D-01
C1-E-02
EXPLANATION
RESERVES
Proven
Probable
RESOURCES
Measured
Indicated
Inferred
DDH Finished
DDH In process
DDH Finished (values less than 100 g/t)
DDH Programmed
INTRUSIVE
MINING WORKS
SECTION LINE
MINED WORK
SCALE 1 : 1000
0 10 20 40 100
METERS
FIRST MAJESTIC PLATA S.A. DE C.V.
SAN JUAN MINE
LONGITUDINAL SECTION NE-SW
ORE BODY 1
NE 45° SW Looking NW

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	First Majestic Silver Corp.	FIGURE 14-1 Mineral Resource / Reserve Blocks San Juan Deposit 1	July 2012
Project No. DE-00248	Project Name Del Toro Silver Mine		Drawing Name Fig.14-1.dwg

N
S
R&R JUNE 2012
Tonnes Width Au g/t Ag g/t Pb%
Zn% Silver Equiv (2)
946,758 18.3
2.3 5,236,681
BODY - 1
INTERSECTION WITH THE BODY 2 BODY 1 AND 3
BODY- 3
EXPLANATION
RESERVES
RESOURCES
MINING WORKS
SECTION LINE
MINED WORK
SCALE 1 : 1000
0 10 20 40 100
METERS

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	*First Majestic Silver Corp.*	FIGURE 14-2 Mineral Resource / Reserve Blocks San Juan Inter Section Deposits 1, 2, 3	July 2012
Project No. DE-00248	Project Name Del Toro Silver Mine		Drawing Name Fig.14-2.dwg

SW
NE
2500 msl
SAN JUAN MINE
SAN JUAN SHAFT
Ramp 068
2400
ORE BODY 2
2300
ORE BODY 1
2200
ORE BODY 3
C3-2180
C3-2171
C3-2162
C3-2152
C3-2144
C3-2136
C3-2126
C3-2118
C3-2108
C3-2099
C3-2090
C3-2081
C3-2072
C3-2063
C3-2054
C3-2045
C3-2037
C3-2028
R&R JUNE 2012
Tonnes Width Au g/t Ag g/t Pb%
Zn% Silver Equiv (2)
4,219,760 9.6 0.1 176
2.7 3.0 44,058,993
2100
2000
1950
Limite Cpo_Zinc
C3-1-INF
EXPLANATION
RESERVES
Proven
Probable
RESOURCES
Measured
Indicated
Inferred
DDH Finished
DDH In process
DDH Finished (values less than 100 g/t)
DDH Programmed
INTRUSIVE
MINING WORKS
SECTION LINE
MINED WORK
SCALE 1 : 1000
0 10 20 40 100
METERS
FIRST MAJESTIC PLATA S.A. DE C.V.
SAN JUAN MINE
LONGITUDINAL SECTION NE-SW
ORE BODY 3
NE 45° SW Looking NW

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	*First Majestic Silver Corp.*	FIGURE 14-3 Mineral Resource / Reserve Blocks San Juan Deposit 3	July 2012
Project No. DE-00248	Project Name Del Toro Silver Mine		Drawing Name Fig.14-3.dwg

SW
NE
2500 masl
SAN JUAN MINE (BODY OF ZINC)
SAN JUAN SHAFT
Ramp 068
La Foca
Level 5
Xc 5
2400
2300
2200
2100
2000
R&R JUNE 2012
Tonnes Width Au g/t Ag g/t Pb%
Zn% Silver Equiv (2)
3,084,929 7.95 0.0 6
0.18 3.56 9,750,898
BODY OF ZINC
C3-1-INF
BODY OF ZINC
BLOCK-2023
BLOCK-2014
BLOCK-2005
BLOCK-1996
BLOCK-1987
BLOCK-1978
BLOCK-1969
BLOCK-1960
BLOCK-1951
BLOCK-1942
BLOCK-1933
BLOCK-1924
Secc. -20 NW 45' SE
Secc. -15 NW 45' SE
Secc. 5 NW 45' SE
Secc. 10 NW 45' SE
Secc. 15 NW 45' SE
Secc. 20 NW 45' SE
EXPLANATION
RESERVES
Proven
Probable
RESOURCES
Measured
Indicated
Inferred
DDH Finished
DDH In process
DDH Finished (values less than 100 g/t)
DDH Programmed
INTRUSIVE
MINING WORKS
SECTION LINE
MINED WORK
SCALE 1 : 1000
0 10 20 40 100
METERS
FIRST MAJESTIC PLATA S.A. DE C.V.
DEL TORO SILVER MINE
CHALCHIHUITES, ZAC.
SAN JUAN MINE
LONGITUDINAL SECTION NE-SW
ORE BODY Zn
NE 45° SW Looking NW

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	First Majestic Silver Corp.	FIGURE 14-4 Mineral Resource / Reserve Blocks San Juan Zinc Deposit	July 2012
Project No. DE-00248	Project Name Del Toro Silver Mine		Drawing Name Fig.14-4.dwg

N
S
PERSEVERANCIA SHAFT
Niv. 9
Niv. 17
EXPLANATION
PERSEVERANCIA MINE
Secc_Long. R&R 2012

Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No. DE-00248

Drawing Provided by/Prepared for
First Majestic Silver Corp.
Project Name
Del Toro Silver Mine

FIGURE 14-5
Mineral Resource / Reserve Blocks
Perseverancia Deposit

Date of Issue
July 2012
Drawing Name
Fig.14-5.dwg

NE
SW
TIRO
R&R JUNE 2012
Tonnes Width Au g/t Ag g/t Pb%
Zn% Silver Equiv (2)
841,620 6.8 0.0 231 5.1
4.8 12,834,644
Tiro San Nicolas
SN-INF-05
SN-INF-04
BNO STSN12-07
BNO STSN12-08
BNO STSN12-10
BNO STSN12-11
PERSEVERANCIA SHAFT
PERSEVERANCIA MINE
EXPLANATION
SHAFT
SAN NICOLAS
CONSUELO
FIRST MAJESTIC PLATA S.A. DE C.V.
SECCION LONGITUDINAL
SAN NICOLAS
R&R_Junio_2012

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	First Majestic Silver Corp.	FIGURE 14-6 Mineral Resource / Reserve Blocks San Nicolas Deposit	July 2012
Project No. DE-00248	Project Name Del Toro Silver Mine		Drawing Name Fig.14-6.dwg

EXPLANATION
RESERVES
RESOURCES
SCALE 1 : 1000
METERS
ELEV. 2400
ELEV. 2350
ELEV. 2300
ELEV. 2250
ELEV. 2200
ELEV. 2100
ELEV. 2050
ELEV. 2000
INE_D4_01
STD12-08
STD11-07
STD11-06
STD11-05
STD11-02
STD11-03
DOLORES MINE
LONGITUDINAL SECTION
Bno. D-04
Bno. D-01
Bno. D-03
Bno. D-02
Secc. 2-2
Secc. 1-1

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	*First Majestic Silver Corp.*	FIGURE 14-7 Mineral Resource / Reserve Block Dolores Deposit	July 2012
Project No. DE-00248	Project Name Del Toro Silver Mine		Drawing Name Fig.14-7.dwg

15.0	MINERAL RESERVE ESTIMATES

15.1	Introduction

The Del Toro Silver Mine consists of a development property for the San Juan, Perseverancia, Dolores, and San Nicolás underground mines, located in the Chalchihuites District in the state of Zacatecas, México. It is operated by First Majestic Del Toro, S.A de C.V. (FM Del Toro), a wholly-owned subsidiary of Vancouver, Canada based First Majestic Silver Corp. (FMS).

Currently the four mines making up the Del Toro Silver Mine, those being the San Juan, San Nicolás, Perseverancia and Dolores mines are in pre-production development, and a mill and process plant are under construction at the site. Ancillary facilities, including a water treatment plant for the nearby town of Chalchihuites, have been constructed, are under construction, or are in the late engineering and design stage.

FMS’s engineers with PAH’s assistance have calculated the mineable Reserves for the four mines of Del Toro and these are shown in Table 15-1.

15.2	Mineable Reserves

The Measured and Indicated Mineral Resources set forth in Tables 14-3 and 14-4 of this report have been adjusted with expected mining recoveries and external dilution factors, which were provided by First Majestic engineers. The mining recovery factor is an average of 88 percent for all mines. The mining dilution factor (external dilution) is estimated at about 5 percent at zero grade and includes material derived from waste rock fill, hanging wall or footwall waste rock from over-mining, and any other extraneous waste rock which may enter the ore stream such as spalling of orepass walls, shipments of stope or development waste for ore, etc. The total calculated mineable Reserves for oxide ore is about 3.0 million tonnes at an average grade of 144 g/t Ag. The calculated mineable reserve for the sulfide ore is 4.9 million tonnes at average grades of 182 g/t Ag, 3.03 percent Pb and 3.0 percent Zn. Gold content is about 0.06 g/t for the mineable sulfide Reserve.

15.3	Metal Prices

PAH customarily uses three year rolling average metal prices as a conservative approach to estimating the value of reserves and resources, and for cutoff grade estimation. In today’s high metal price climate, some current prices may be somewhat higher than the 3 year averages; however, historically the 3 year averages have been very accurate for most mine evaluations. PAH has used metal prices of $25 per oz. for silver, $1,320 per oz. for gold, $0.90 per lb. for lead and $0.90 per lb. for zinc. These are very similar to those used by FMS’s engineers with the exception of the gold price, which PAH assumes at $1,320 per oz. and FMS assumes at $1,600 per oz. A comparison of the metal price assumptions and the 3 year rolling average prices is shown in Table 15-2.

Pincock, Allen & Holt	UPDATED & RESTATED	15.1
DE-00248 August 20, 2012

TABLE 15-1
First Majestic Silver Corporation
Del Toro Silver Mine
Summary of Mineable Reserves for Mine Plan

MINE and/or OREBODY	Meas+ Ind Resources	Average Resource Grades				Mining Recovery	Recovered M & I Res.	Mining Dilution	Mineable Reserves	Adjusted Head Grades				Metal Content in Silver Equivalent Ounces
SULFIDES	Tonnes	Ag - gpt	Pb - %	Zn - %	Au	%	tonnes	%	Tonnes	Ag - gpt	Pb - %	Zn - %	Au - gpt	Silver Only	Silver Eq.	Total Silver Oz.
San Juan - Orebody 3	4,219,760	176	2.73	2.96	0.14	85	3,586,796	5	3,766,136	167	2.60	2.82	0.13	20,244,238	17,205,906	37,450,144
Perseverancia /San Nicolas/Dolores - All	1,178,867	239	4.65	3.76	0.00	95	1,119,924	5	1,175,920	227	4.43	3.58	0.000208618	8,596,691	7,476,731	16,073,422
Sub-Total	5,398,628	189	3.15	3.14	0.11	87	4,706,720	5	4,942,056	182	3.03	3.00	0.10	28,840,929	24,682,637	53,523,566
OXIDES
San Juan - Orebody 1	2,265,119	141	1.80	2.12	0.01	88	1,993,304	5	2,092,970	135	1.71	2.02	0.01	9,055,279	21,896	9,077,175
San Juan - Orebody 2	946,758	172	2.00	2.26	-	95	899,421	5	944,392	164	1.91	2.15	0	4,975,300	-	4,975,300
Sub-Total	3,211,877	150	1.86	2.16	0.00	90	2,892,725	5	3,037,361	144	1.77	2.06	0.00	14,030,579	21,896	14,052,475
TOTALS	8,610,505	175	2.67	2.77	0.07	88	7,599,445	5	7,979,417	167	2.55	2.64	0.06	42,871,508	24,704,533	67,576,041

TABLE 15-2
First Majestic Silver Corp.
Del Toro Silver Mine
Summary of Metal Prices for Cutoff and Economic Analysis (through June 30, 2012)

Commodity	3-Year Rolling Averages	First Majestic Prices	PAH Prices
Silver, per oz.	$24.98	$25.00	$25.00
Gold, per oz.	$1,320.59	$1,600.00	$1,320.00
Lead, per lb.	$0.98	$0.90	$0.90
Zinc, per lb.	$0.94	$0.90	$0.90

Pincock, Allen & Holt	UPDATED & RESTATED	15.3
DE-00248 August 20, 2012

16.0	MINING METHODS

16.1	Introduction

The Del Toro Silver Mine is owned by First Majestic Del Toro, S.A. de C.V. (FM Del Toro), based in Durango City, Durango State, México, a wholly-owned subsidiary of First Majestic Silver Corp., which is based in Vancouver, British Columbia, Canada. FMS commenced exploration activities on the Del Toro Silver Mine in 2004. The location of the Del Toro Silver Mine is on the western edge of the very productive Chalchihuites Mining District, where silver and base metals production has taken place steadily since the Spanish conquest, possibly as early as the mid-1500s. The Del Toro property package contains four old silver mines; the San Juan, San Nicolás, Perseverancia, and Dolores. Some of FMS’s major activities on the Del Toro exploration property have included significant diamond drilling from surface and underground locations, development of a major exploration access and development decline on the San Juan property, development of an exploration and access decline for the Perseverancia mine, rehabilitation of the existing Perseverancia Shaft and installation of a hoist and headgear for it, development of access drifts to the San Nicolás area, development of an exploration and access decline for the Dolores mine and development of numerous additional underground workings in all mines.

In early 2011, based on a positive exploration results and robust economic evaluations, FMS’s management decided to construct a mill and process plant for the Del Toro Silver Mine, consisting of flotation circuits as well as a counter-current decant cyanide circuit, and initiate stope and ancillary underground development the San Juan, San Nicolás, Perseverancia and Dolores mineralized areas. Excavations for preparation for construction of the mill and plant had progressed very well at the time of the PAH visit to the Del Toro Silver Mine. Upon completion of the sulfide recovery circuit for the mill and process plant, the company plans to commence production (late 2012) and is expected to mill 82,000 tonnes in 2012, gradually advancing to a rate of 1,320,000 tonnes (4,000 tpd) by 2014. The start-up of the counter-current decant cyanide recovery circuit for oxidized silver and gold ore is scheduled to start up by mid-year 2013, and it is planned to mill 240,000 tonnes of oxides in 2013, and with the first full year of production from both plants in 2014; about 660,000 tonnes will be milled and processed in each circuit until the oxide ores are depleted in 2018, based on current life of mine (LOM) estimates.

Obviously, the mines must provide sufficient ore for the planned high tonnage operations and some time will be required to ramp up stoping operations in all mines. However, ore from development are being stockpiled in this pre-production phase, and milling will commence, utilizing ore from them. Currently (as at June 30, 2012), stockpile totals are 1,758 tonnes of sulfide ore at average grades of 328 g/t Ag, 9.57 percent Pb, and 1.72 percent Zn. Gold grades were not reported for the sulfide stockpiles. The oxide stockpiles are significantly greater at 16,779 tonnes averaging 133 g/t Ag and the average gold grade was not reported.

The current estimated LOM is about 6.5 years.

Pincock, Allen & Holt	UPDATED & RESTATED	16.1
DE-00248 August 20, 2012

16.2	Mine Design and Production Planning

Mine designs, production plans, estimated manpower, estimated mine equipment, anticipated capital expenditures and expected operating costs are described in this section of the report.

Del Toro operations will include production from three different underground areas, each of which is, or will be, developed as an independent operation. These independent operations will be known as the San Juan, Perseverancia/San Nicolás and Dolores operations. All mines will produce primary sulfide ore, but a significant amount of oxide ore has been identified and developed in the San Juan area, which prompted the decision to add a cyanide leaching circuit to the mill and process plant.

FMS has an administration group managing Del Toro, based in the small town of Chalchihuites, Zacatecas. FMS’s Mine Engineering Department is a part of the Durango-based Engineering Planning group heads all the mine planning and engineering for the planned operations. Most mine engineering and planning has consisted of mining methods planning and evaluation, but development and production plans and schedules have been developed as well. Rock mechanics, ventilation and dewatering issues are also being addressed by the mining engineers.

Most mine development, exploration and support operations for Del Toro Silver Mine are conducted with outside exploration and mining contract firms. Later, ore mining will also be done with contractors, but mine services will be conducted by company personnel. The excavations for mill and process plant construction are done by a competent Mexican civil contractor following the designs of FMS’s engineers. Some administrative and technical support functions are handled by corporate personnel, based in the centralized regional office in Durango, and in some cases, by personnel from FMS’s nearby La Parrilla operation.

16.2.1	Major Mine Development

Major mine development activities are currently underway at all four areas within Del Toro. The activities are focused on commencing formal production of sulfide ores by the fourth quarter of 2012, when startup of the mill and flotation process plant is scheduled. Oxide production will commence about mid-year 2013, when the circuit for the counter-current decant cyanide process is started up. A schedule for the Del Toro pre-production mine development projects is shown in Figure 16-1.

The major part of the Del Toro Reserves and Resources are located within the San Juan area, which contains all the oxide ore and the bulk of the sulfide ore. The principal access to the San Juan area is a decline, driven from the surface during the exploration phase of the project, and which is being continued as the principal access for orebody development as well as for use as an ancillary haulage-way and service facility. This decline has been driven at a cross-section of 4.5 X 4.5 m at a maximum gradient of 12 percent. It has been extended to the 9th Level (2,220 masl), and the total length driven to date is about 5,160 m. This decline, which will mainly be used for personnel, equipment and supplies transport once the ore hoisting shaft is completed, will be extended to the bottom of the No. 3

Pincock, Allen & Holt	UPDATED & RESTATED	16.2
DE-00248 August 20, 2012

Scope
Semestre 1, 2011
Semestre 2, 2011
Semestre 1, 2012
Semestre 2, 2012
Semestre 1, 2013
1 DEL TORO SILVER MINE
2 DOLORES MINE
3 Dolores Ramp
4 Cross Cut Dewatering Hole
5 Drift Level 4 Dolores & La Cata Veins
6 Drift Level 8 Dolores & La Cata Veins
7 Drift Level 10 Dolores & La Cata Veins
8 Access to Stope Cross Cuts
9 Load Stations
10 Ventilation Rise
11 Colecting sump
12 Drilling Stations and Cross cuts
13 SAN NICOLAS-PERSEVERANCIA MINES
14 Perseverancia Mine Ramp
15 Loading Station
16 Drifts level 25
17 Drifts level 28
18 Drifts level 31
19 Drifts level 32
20 Access to Stope Cross Cuts
21 Ventilation Rise
22 Colecting sump
23 San Nicolas Mine Ramp
24 San Nicolas Vein Drift
25 Drilling Stations and Cross cuts
26 MINA SAN JUAN
27 San Juan Ramp 068
28 Loading Stations Ramp 068
29 Ventilation Cross Cuts
30 Ventilation Rise
31 Level 9 Drift
32 Exploration Drifts Level 9
33 Level 10 Drift
34 Exploration Drifts Level 10
35 Level 11 Drift
36 Exploration Drifts Level 11
37 UG equipment Workshop
38 Ventilation Rise for Workshop
39 Collecting Sump
40 Ramp to Surface for Conveyor Belt
41 Maromas Mine Main Addit
42 Crossout from Ramp 068 to Shaft
43 Crossout from Level 10 Drift to Shaft
44 Crossout from Level 11 Drift to Shaft
45 Crossout to Grizzly Station Level
46 Crossout to Crushing Station
47 Drilling Stations and Cross cuts
48 San Francisco Shaft Rise Bore
Proyecto: SCHEDULE DEL TORO
Fecha: lun 13/08/12
Scope
Division
Progress
Landmark
Summary
Project Summary
External Scopes
External Landmark
Deadline

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	***First Majestic Silver Corp.***	FIGURE 16-1 Pre-Production Mine Development Schedule	July 2012
Project No. DE-00248	Project Name: Del Toro Silver Mine		Drawing Name: Fig-16-1.dwg

orebody as the mine is deepened. A vertical longitudinal section of the San Juan Mine showing the decline relative to the known orebodies, the existing mine development workings and the projected development is shown in Figure 16-2.

A major access decline has also been driven into the Perseverancia and San Nicolás ore zones and another in the Dolores area. Each of these has also been driven at a 12 percent gradient, and the lengths (through June 30, 2012) are about 2,125 m, 550 m, and 2,015 m respectively. These three workings were also commenced during the exploration phase of the project and are being continued for stope development accesses and ore haulage. A vertical longitudinal section of the San Nicolás area and the Perseverancia mine and the actual and projected major mine development for each is shown in Figure 16-3. Likewise a vertical longitudinal section of the Dolores mine showing the actual and projected major mine development is shown in Figure 16-4.

In the Perseverancia mine, the old 186 m deep Perseverancia No. 1 shaft, constructed by the former owners, has been rehabilitated and reconfigured as a rock hoisting facility. This work is in addition to the main access and haulage decline developed early in the exploration phase of the project. The shaft configuration consists of a hoisting compartment, which has inside dimensions of 1.7 m X 1.7 m, and a manway compartment with dimensions of 0.6 m X 1.7 m. The manway is fitted with wooden ladders and landings. The Perseverancia No. 1 shaft is a vertical, two-compartment rectangular shaft, for which the shaft sets (end plates, wall plates, etc.) have been constructed of reinforced concrete. FMS has installed steel guides in the hoisting compartment for hoisting the 450 kg capacity bucket. FMS has constructed a steel headframe over the shaft, and has installed a used, rebuilt Morse Brothers Machinery single-drum hoist (75 hp electric motor) for the hoisting duty.

One of the major mine development projects for the San Juan mine during the pre-production phase (which is currently in progress) is a vertical production shaft, the San Francisco, for ore only. Development of the shaft, which will be located in the footwall of the main San Juan orebodies, will be done by a competent Mexican shaft construction contractor, Necaxa. The concept for the vertical shaft construction relies on bored 3 m diameter pilot raises, which will be stripped to final rectangular dimensions of 2.80 m X 6.80 m. During the stripping operation, the shaft walls will be secured with rock bolts and wire mesh where needed, and with shotcrete in areas of poor ground. The shaft furnishings will consist of steel buntons and ladder way and shaft guides will be locked-coil cables. The ore hoist is a conventional 2 drum hoist, which has already been purchased. The payload of the bottom-dump skips for the facility will be approximately 10 tonnes. The development of the shaft and ancillary construction are scheduled for completion at the end of 2013, at which time the shaft will be inaugurated. Diagrams of the San Francisco Shaft configuration are shown in Figures 16-5 and 16-6.

In general, PAH believes that the rock formations for the selected shaft location are competent and shaft excavations and ancillary activities should not be a problem. A schedule for the development and construction of the San Francisco shaft is shown in Figure 16-7.

Pincock, Allen & Holt	UPDATED & RESTATED	16.4
DE-00248 August 20, 2012

SW
NE
Proyecto
Tiro "San Francisco"
2500 masl
MINA SAN JUAN
SAN JUAN SHAFT
Ramp 068
Level 5
2400
Xc 5
Niv. 6
CUERPO 2
2300
Niv. 8
CUERPO 1
Niv. 9
2200
CUERPO 3
Niv. 10
Niv. 11
Niv. 12
2000
Niv. 13
1950
Secc. -20 NW 45° SE
Secc. -15 NW 45° SE
Secc. -10 NW 45° SE
Secc. -5 NW 45° SE
Secc. 0 NW 45° SE
Secc. 5 NW 45° SE
Secc. 10 NW 45° SE
Secc. 15 NW 45° SE
Secc. 20 NW 45° SE
PRODUCCIÓN
Año 2012
Año 2013
Año 2014
Año 2015
Año 2016
Año 2017
Año 2018
Año 2019
SCALE 1 : 1000
0 10 20 40 100
METERS
FIRST MAJESTIC PLATA S.A. DE C.V.
SAN JUAN MINE
LONGITUDINAL SECTION NE-SW
ORE BODY 3

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	First Majestic Silver Corp.	FIGURE 16-2 San Juan Mine Orebody 3 Sulfides Stoping Process	July 2012
Project No. DE-00248	Project Name Del Toro Silver Mine		Drawing Name Fig.16-2.dwg

NE
SW
TIRO
SN–INF–04
AREA:
181,912.51m2
Tiro San Nicolas
TIRO PERSEVERANCIA
PRODUCCIÓN
Año 2012
Año 2013
Año 2014
Año 2015
Año 2016
Año 2017
Año 2018
Año 2019
PERSEVERANCIA MINE
SHAFT SAN NICOLAS
CONSUELO
FIRST MAJESTIC PLATA S.A. DE C.V.
SECCION LONGITUDINAL
SAN NICOLAS
R&R_Marzo_2012

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	*First Majestic Silver Corp.*	FIGURE 16-3 San Nicolas - Perseverancia Mines Current and Projected Major Mine Development	July 2012
Project No. DE-00248	Project Name Del Toro Silver Mine		Drawing Name Fig.16-3.dwg

R&R Marzo 2012
Tons Width Ag/t
Pb% Zn%
271,066 2.02 153
0.54 0.10
INF_D4_01
AREA:
23,087.5686 m2
ELEV. 2400
ELEV. 2350
ELEV. 2300
ELEV. 2250
ELEV. 2200
ELEV. 2150
ELEV. 2100
ELEV. 2050
ELEV. 2000
STD12-08
STD11-04
STD11-02
STD11-03
TIRO SANTO DOMINGO
TIRO SAN FRANCISCO
TIRO DOLORES
SOCAVON DOLORES
Nivel 4
Nivel 8
Nivel 10
Nivel 11
Nivel 12
PRODUCCIÓN
Año 2012
Año 2013
Año 2014
Año 2015
Año 2016
Año 2017
Año 2018
Año 2019
615,800 E
615,700 E
615,600 E
615,500 E
615,400 E
Bno. D-04
Bno. D-01
Bno. D-02
Bno. D-03
Secc. 2-2'
Secc. 1-1'
Socavón Dolores
Tiro Dolores
SCALE 1 : 1000
METERS
FIRST MAJESTIC PLATA S.A. DE C.V.
DOLORES MINE
LONGITUDINAL SECTION

Project No. DE-00248

Drawing Provided by/Prepared for
First Majestic Silver Corp.

Project Name
Del Toro Silver Mine

FIGURE 16-4
Dolores Mine
Current and Projected Major Mine Development

Date of Issue
July 2012

Drawing Name
Fig.16-4.dwg

BOTE
BOTE
6.30
1.20
1.60
TIRO
2.80
Desborde
A=13.42 m2

Prepared by pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	Drawing Provided by/Prepared for **First Majestic Silver Corp.**	FIGURE 16-5 San Francisco Shaft Configuration Plan View	Date of Issue July 2012
Project No. DE-00248	Project Name Del Toro Silver Mine		Drawing Name Fig.16-5.dwg

Etapa 1
227 m.l.
Total 482 m.l.
Etapa 2
255 m.l.

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	*First Majestic Silver Corp.*	FIGURE 16-6 Longitudinal Section of San Francisco Shaft	July 2012
Project No. DE-00248	Project Name Del Toro Silver Mine		Drawing Name Fig.16-6.dwg

Id
Scope
1st Quarter
2nd Quarter
3rd Quarter
4th Quarter
1st Quarter
2nd Quarter
3rd Quarter
4th Quarter
D J F M A M J J A S O N D J F M A M J J A S O N D J
1 San Francisco Shaft
2 Mine Development
3 Decline Ramp 068
4 Cross cuts, Grizzly, Chutes, Crushes, Loop
5 Conveyor Tunnel Excavation
6 Crusher Station Excavation
7 Grizzly Area Excavation
8 Ore Bin and Services Rise
9 Ore Bin Excavation
10 Access Ramp to Dumping Station
11 Dumping Station Excavation
12 Ramp for Stock Pile Conveyor Belt
13 Broaden of Ramp for Stock Pile Conveyor Belt
14 Ore Pass Rises
15 Rise Bores and Slashes
16 Parrilla
17 Martillo, acero, concreto, electricidad
18 Crusher Station
19 Mech and Civil Construction, Energy Supply
20 Conveyor and Loading Pocket
21 Mech and Civil Construction, Energy Supply
22 Hoist Station
23 Hoist, Guides, Concrete, Steel, Energy Supply
Proyecto: Gantt Tiro
Fecha: lun 13/08/12
Scope
Division
Progress
Landmark
Summary
Project Summary
External Scopes
External Landmark
Deadline
Página 1

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	First Majestic Silver Corp.	FIGURE 16-7 Development and Construction Schedule for San Francisco Shaft San Juan Mine	July 2012
Project No. DE-00248	Project Name Del Toro Silver Mine		Drawing Name Fig.16-7.dwg

16.2.2	Stoping Methods and Production Planning

The stoping method selected for mining the near-vertical veins and orebodies of De Toro is open cut and fill stoping, with or without in situ support (post) pillars, with delayed backfill. Pillar support will be required in both the San Juan and Perseverancia ore zones because of the fair to poor ground conditions within the ore zones in these areas. The minimum mining width for all the cut and fill operations will be 2.0 m.

In all cases access to the stopes will be through crosscuts driven from the primary declines in each mining area. These accesses will be driven as declines from the primary decline into the ore zones, and later the backs of them will be slashed, and the floor filled in, to maintain the accesses as mining of the stope progresses upward. A diagram of the proposed stoping system, which will be largely used in the San Juan and Perseverancia mines. Standard overhand cut and fill is planned for the narrow orebodies and smaller chimneys of the San Nicolás area and Dolores mine. Stope drilling in most of the larger stopes will be done utilizing 2 boom drifting jumbos.

In San Juan and Perseverancia pilot drifts and crosscuts, 3 m X 3 m, will be driven the full length of a stope and at least two cross cuts will be driven the full width of the stope to define the ore length and width on each 3 m stope cut. These drifts and crosscuts will be slashed out to 6 m width, and the rest of the stope headings will be driven at a 6 m width.

Mucking in all San Juan stopes will be done with 2 to 5 yd³ capacity diesel powered LHD units on backfill. The ore will be loaded into 13 to 26 tonne capacity dump trucks for subsequent haulage up the main declines to a designated surface stockpile, directly to the mill stockpile, or to an orepass which will feed into the loading pocket for the San Francisco shaft. San Nicolás and Dolores stopes will be as described for San Juan, except that ore will be hauled up the main declines to surface stock piles. In the case of the Perseverancia stopes, ore will be mucked in the stopes, and hauled to shaft loading pocket for subsequent hoisting to surface ore bins. In some cases ore or waste can be hauled up the Perseverancia decline to surface ore bins or waste dumps.

Due to the dubious ground conditions in some parts of the San Juan and Perseverancia ore areas, it will be necessary to leave post pillars within the stoping areas in addition to systematic bolting of stope backs. Currently square pillars with dimensions of 6 m X 6 m are planned, which results in a mining recovery of about 80 percent. In practice, engineers and operators will experiment with the pillar sizes, numbers and configurations to develop the optimum plan for stope back support. In addition to pillars systematic rock bolting, with or without steel strapping or wire mesh and/or shotcrete, will be done in the stopes. An isometric diagram of the preparation work for a typical San Juan or Perseverancia mine stope is shown in Figure 16-8.

Completed stope cuts stopes will be backfilled with development waste. Some waste may have to be mined from special surface or underground excavations to provide sufficient back fill for the stopes. The engineers are currently studying the possibility of using mill tailings as backfill. These would be

Pincock, Allen & Holt	UPDATED & RESTATED	16.11
DE-00248 August 20, 2012

Pillars 4X4
Access XC
3X3
Drifts 3X3
DRIFT 9-780 N
DRIFT 9-720 N
DRIFT 9-760 N
DRIFT 9-715 N
DRIFT 9-760 S
C8
C7
B8
B7
B6
B5
B4
B3
B2
A4
A3
A2
A1

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80226 Phone (303) 986-6950	First Majestic Silver Corp.	FIGURE 16-8 Isometric View of Cut and Fill Stoping With Pillars	July 2012
Project No. DE-00248	Project Name Del Toro Silver Mine		Drawing Name Fig.16-8.dwg

introduced into the mine as “paste” backfill and would contain a component of cement to insure the paste characteristic of the material and insure greater ground stability within paste filled areas.

Conventional overhand cut and fill stoping will be done in some of the ore zones with competent ground conditions, such as the new San Nicolás vein and Dolores chimney. The mining equipment utilized will be similar to that used in San Juan and Perseverancia pillar stopes, with the exception of stope drilling, where hand-held pneumatic jackleg drills might be used in narrow stopes (2 m width). The stope configuration will change inasmuch as no support (post) pillars will be left in them.

Possibly drift and fill methods using cemented backfill could be required in some areas of the San Juan or Perseverancia zones, especially in locations where very poor ground conditions exist. Stoping would be largely done using breast-mining techniques, essentially removing slices of the ore zone the width of a drift (3 m), and backfilling the completed drifts with cemented rock fill or paste fill. Ore would be mucked in the stopes utilizing diesel powered load-haul-dump units (LHD’s), which would have access to the stopes through crosscuts driven from ramps driven in the footwall of the stope. It is assumed at this point that the maximum height of a drift and fill stope cut would be 3 m, but it is likely that a 2 m height may be the safest alternative.

Use of mill tailings to produce paste backfill for the mine is an excellent concept which will eliminate the necessity of mining backfill for stopes, and FMS engineers should place a high priority on the design of a paste system. In the near future construction of a paste backfill preparation plant in a surface location near the mill should be considered within the capital spending program.

16.2.3	Life of Mine Production Plan

FMS has produced LOM production and development plans for Del Toro. The basis for these plans are the estimated Mineral Reserves which were developed from the Measured and Indicated Resources for both ore types resulting in 5.4 million tonnes of sulfide ore at average grades of 189 g/t Ag, 3.15 percent Pb, 3.14 percent Zn and 0.11 g/t of Au; and 3.2 million tonnes of oxide ore at an average grade of 151 g/t Ag. PAH has not reported the lead or zinc grades contained in the oxide ore, inasmuch as these metals will not be recovered in the cyanide process, nor has gold in the oxide mineable Reserves been considered as it has negligible value.

Presently, Del Toro is in an advanced development and construction stage, with milling production from the sulfide orebodies of the mines, especially San Juan, scheduled to start in the fourth quarter 2012, when construction of the milling and flotation process plant are scheduled for completion. The sulfide ore will be obtained from the large orebodies in the San Juan mine as well as orebodies in Perseverancia, San Nicolás and Dolores Mines.

The engineers had also scheduled production from San Juan mine oxide orebodies during 2012, but the ore cannot be processed until late 2013, when the cyanide counter-current decant and Merrill Crowe circuits have been constructed and are ready for operation. To date, no significant oxide Resources have been defined in the Perseverancia, San Nicolás or Dolores Mines.

Pincock, Allen & Holt	UPDATED & RESTATED	16.13
DE-00248 August 20, 2012

FMS’s LOM production plan is based on ramping up sulfide ore production from 82,000 tonnes in 2012 (3 months of milling) to 660,000 tonnes by 2014. Likewise, oxide production will increase from the 240,000 tonnes in 2013, mentioned previously, to 660,000 tonnes in 2014.

A summary of the FMS LOM Production Plan is shown in Table 16-1.

Since 2010, in addition to surface diamond drilling and other surface geological work, direct mine exploration work has been underway in the San Juan, Perseverancia, San Nicolás and Dolores. Most work to date has consisted of development of a main access decline for each area, and in the case of Perseverancia, refurbishing an old shaft for ore and waste hoisting. Through June 30, 2012, about 9,850 m had been driven in exploration and development headings in the various Del Toro mines. The preproduction development programs including the development and construction of the San Francisco Shaft for the San Juan mine will be on-going throughout the remainder of 2012 and 2013. A summary of the mine development driven through June 30, 2012 is shown in Table 16-2.

FMS engineers scheduled the mine development for each mine for the LOM. The total development requirement excluding the shaft pilot hole, ventilation and other boreholes, which will total 1,560 ft, is 10,300 m, including 2012. Also not included in the development totals are the mine workings needed to develop and construct the San Francisco Shaft. A summary of the planned LOM development is shown in Table 16-3.

The total development needed to complete the San Francisco Shaft and ancillary construction is an estimated 6,710 linear meters. The total includes the pilot boreholes for the shaft excavation. A summary of the San Francisco Shaft and ancillary development requirements is shown in Table 16-4.

For the purpose of estimating the tonnages and grades that will be obtained each year of the mine life, the engineers and geologists have developed production plans based on mineable Reserves in each orebody or mine, and produced longitudinal section diagrams of production advances, year by year. This was done for all mines, including Dolores. These diagrams are shown in Figures 16-9 through 16-13.

16.2.4	Geotechnical and Ground Control

No formal geotechnical studies have been concluded for Del Toro. Likewise, no formal ground control plans have been devised, with exception of the stope designs as described in the foregoing.

The following comments are based on observations from two PAH site visits to the property in 2011. In general, ground conditions in the San Juan, and Perseverancia mines vary from poor to good. The ground conditions encountered to date within the San Nicolás area and the Dolores mine are much better than the other two and are generally good to very good. The conclusion from the above is that mining within the San Juan and Perseverancia zones has required and will continue to require a substantial amount of ground control, including rock bolting, installation of wire mesh or steel strapping and shotcreting. On the other hand ground control installations in the other two areas do not appear to

Pincock, Allen & Holt	UPDATED & RESTATED	16.14
DE-00248 August 20, 2012

TABLE 16-1
First Majestic Silver Corp.
Del Toro Silver Mine
Life of Mine Production Plan

CONCEPTS	YEARS								TOTALS
	2012	2013	2014	2015	2016	2017	2018	2019
SULFIDE ORE
Tonnes Mined by Mine and/or Orebody
San Juan, Orebody 3	69,624	251,216	560,000	560,000	460,000	586,160	658,404	620,732	3,766,136
Perseverancia/S. Nicolas/Dolores	12,376	98,784	100,000	100,000	200,000	265,221	312,854	86,685	1,175,920
Total Sulfide Tonnes Mined/Milled	82,000	350,000	660,000	660,000	660,000	851,381	971,258	707,417	4,942,056
Average Head Grades
Silver - gpt	176	184	176	176	185	186	187	175	182
Lead - %	2.87	3.12	2.88	2.88	3.15	3.17	3.19	2.82	3.03
Zinc - %	2.94	3.04	2.94	2.94	3.05	3.06	3.07	2.91	3.00
Gold - gpt	0.11	0.09	0.11	0.11	0.09	0.09	0.09	0.11	0.10
OXIDE ORE
Tonnes Mined by Mine and/or Orebody
San Juan Mine, Orerbody 1	0	150,000	520,000	520,000	520,000	322,302	60,667	0	2,092,970
San Juan Mine, Orebody 2	0	90,000	140,000	140,000	140,000	146,316	288,075	0	944,392
Total Oxide Tonnes Mined/Milled	0	240,000	660,000	660,000	660,000	468,619	348,742	0	3,037,361
Head Grades
* Silver - gpt	0	146	141	141	141	144	159	0	144
SULFIDES + OXIDES
Total Tonnes Mined & Milled, All Mines	82,000	590,000	1,320,000	1,320,000	1,320,000	1,320,000	1,320,000	707,417	7,979,417
Average Head Grades
Silver - gpt	176.28	168.47	158.55	158.55	163.11	170.95	179.23	174.57	167.11
**Lead - %	2.87	3.12	2.88	2.88	3.15	3.17	3.19	2.82	3.03
** Zinc - %	2.94	3.04	2.94	2.94	3.05	3.06	3.07	2.91	3.00
**Gold - gpt	0.11	0.09	0.11	0.11	0.09	0.09	0.09	0.11	0.10
TOTAL Equivalent Ounces of Silver Produced	583,098	3,595,725	7,152,842	7,152,842	7,587,690	8,411,352	8,997,793	4,945,218	48,426,561

*PAH has not reported Pb, Zn grades of oxide ores because no mill recovery of them w ill be done. San Juan Zinc deposit is not included in the Reserves.
**Average grades for sulfide ore only.
Metal average price assumptions for calculating equivalent ounces: Silver $25.00/oz, Lead $0.90/lb, Zinc $0.90/lb, Gold $1,600/oz
***Assumes metallurgical silver recoveries of 79% in sulfides and 81% in oxides and lead and zinc recoveries from sulfides of 53% and 57%, respectively.

Pincock, Allen & Holt	UPDATED & RESTATED	16.5
DE-00248 August 20, 2012

TABLE 16-2
First Majestic Silver Corp.
Del Toro Silver Mine
FM Plata Actual Del Toro Pre-Production Mine Development (meters, through June 30, 2012)

MINE or AREA	CATEGORY OF WORKING									Totals
	Declines			Drifts & Crosscuts			Raises
	2010	2011	2012 (2 Q)	2010	2011	2012 (2 Q)	2010	2011	2012 (2 Q)
San Juan	212	1,762	333	-	570	2,168	50	25	39	5,159
San Nicolas	-	-	-	-	195	356	-	-	-	551
Perseverancia	-	545	664	-	158	721	-	17	20	2,125
Dolores	-	565	227	-	272	895	-	5	51	2,015
Sub-Totals	212	2,872	1,224	-	1,195	4,140	50	47	110	9,850
Totals by Category	4,308			5,335			207			9,850

TABLE 16-3 First Majestic Silver Corp. Del Toro Silver Mine Summary By Year of LOM Development Plan (linear meters)

AREA and TYPE OF WORKING	YEARS								TOTALS
	2012	2013	2014	2015	2016	2017	2018	2019
SAN JUAN
Drifts in Ore	500	500	150	150	150	150	150	150	1,900
Declines & Inclines	1,150	500	500	300	300	300	300	150	3,500
Crosscuts	350	300	150	150	150	150	150	50	1,450
Conventional Raises	200	200	200	200	100	100	100	50	1,150
Sub-Total San Juan	2,200	1,500	1,000	800	700	700	700	400	8,000
PERSEVERANCIA/SAN NICOLAS/DOLORES
Drifts in Ore	300	300	250	250	250	250	250	100	1,950
Declines & Inclines	650	300	150	150	150	150	150	100	1,800
Crosscuts	100	75	75	75	75	75	75	50	600
Conventional Raises	100	75	75	75	75	75	75	50	600
Sub-Total Perseverancia/San Nicolas/Dolores	1,150	750	550	550	550	550	550	300	4,950
TOTALS	3,350	2,250	1,550	1,350	1,250	1,250	1,250	700	12,950

Pincock, Allen & Holt	UPDATED & RESTATED	16.16
DE-00248 August 20, 2012

TABLE 16-4
First Majestic Silver Corp.
Del Toro Silver Mine
Preproduction San Francisco Shaft & Ventilation Boreholes

AREA and TYPE of WORKING	2012	2013	TOTALS
*SAN FRANCISCO SHAFT & ANCILLARY MINE DEVELOPMENT
Pilot Borehole for San Francisco Shaft Excavation	230	180	410
Decline to SF Shaft Bottom	-	470	470
Excavation Converyor Belt Gallery & Ancillary	-	500	500
Excavation Crusher Room & Ancillary	-	500	500
Crosscuts to Grizzly Level, Shaft Loading Pockets, Crusher	-	-	-
& Ancillary Excavations	140	320	460
Excavation on Grizzly Level	-	1,000	1000
Pilot Raises for Ore Bin (Dump Pocket)and Service Raise	-	135	135
Excavation of Ore Dump Pocket	-	1,200	1200
Access Incline Surface to Ore Dump Area	-	95	95
Excavation forSF Shaft Ore Dump Equipment	-	400	400
Access Drift for Ore Coveyor from SF Shaft to Surface	120	-	120
Excavation of Conveyor Gallery to Surface	300	-	300
Orepass Raises	50	50	100
Sub Total General Mine Development	840	4,850	5,690
VENTILATION AND OREPASS BOREHOLES
San Juan Ventilation Borehole	395	-	395
Perseverancia Ventilation Borehole	220	-	220
San Juan Service & Ventilation Borehole	-	-	-
San Juan Orepass Borehole	200	150	350
Sub-Total Ventilation, Other Boreholes	815	150	965
TOTAL PRE-PRODUCTION SF SHAFT & VENT BOREHOLES	1,655	5,000	6,655

*San Francisco Shaft & Ancillary Development and Construction completed by end of 2013.

Pincock, Allen & Holt	UPDATED & RESTATED	16.17
DE-00248 August 20, 2012

SW
NE
2500 masl
MINA SAN JUAN (CUERPO 1)
SAN JUAN SHAFT
R.L.
Ramp 068
2400
Niv. 6
2300
Niv. 8
C1-INF-01
Niv. 9
2200
Niv. 10
2100
2000
Secc. -20 NW 45° SE
Secc. -15 NW 45° SE
Secc. -10 NW 45° SE
Secc. -5 NW 45° SE
Secc. 0 NW 45° SE
Secc. 5 NW 45° SE
Secc. 10 NW 45° SE
Secc. 15 NW 45° SE
Secc. 20 NW 45° SE
PRODUCCIÓN
Año 2012
Año 2013
Año 2014
Año 2015
Año 2016
Año 2017
Año 2018
Año 2019
SCALE 1 : 1000
0 10 20 40 100
METERS
FIRST MAJESTIC PLATA S.A. DE C.V.
DEL TORO PROJECT
CHALCHIHUITES, ZAC.
SAN JUAN MINE
LONGITUDINAL SECTION NE-SW
ORE BODY 1

Project No. DE-00248

Drawing Provided by/Prepared for
First Majestic Silver Corp.

Project Name
Del Toro Silver Mine

Date of Issue
July 2012

Drawing Name
Fig.16-9.dwg

N
S
PRODUCCIÓN
Año 2012
Año 2013
Año 2014
Año 2015
Año 2016
Año 2017
Año 2018
Año 2019
Niv. 6
Niv. 8
Niv. 9
Niv. 10
CPO - 1
INTERSECCIÓN DEL CUERPO 2 CON CUERPO 1 Y 3
CPO- 3
SCALE 1 : 1000
METERS

Project No. DE-00248

Drawing Provided by/Prepared for
First Majestic Silver Corp.

Project Name
Del Toro Silver Mine

Date of Issue
July 2012

Drawing Name
Fig.16-10.dwg

SW
NE
Proyecto
Tiro "San Francisco"
2500 masl
MINA SAN JUAN
SAN JUAN SHAFT
Ramp 088
2400
Level 5
Xc 5
Niv. 6
CUERPO 2
2300
Niv. 8
Niv. 9
2200
CUERPO 3
C3-2180
C3-2171
C3-2162
C3-2152
C3-2144
C3-2136
C3-2126
C3-2118
C3-2108
Niv. 10
Niv. 11
C3-2090
C3-2081
C3-2072
C3-2063
C3-2054
C3-2045
C3-2037
C3-2028
Niv. 12
2000
1950
Secc. -20 NW 45° SE
Secc. -15 NW 45° SE
Secc. -10 NW 45° SE
Secc. -5 NW 45° SE
Secc. 0 NW 45° SE
Secc. 5 NW 45° SE
Secc. 10 NW 45° SE
Secc. 15 NW 45° SE
Secc. 20 NW 45° SE
OBRAS DESARROLLOS
RAMPAS
FRENTES EN MINERAL
CONTRAPOZOS
SCALE 1 : 1000
0 10 20 40 100
METERS
FIRST MAJESTIC PLATA S.A. DE C.V.
DEL TORO PROJECT
CHALCHIHUITES, ZAC.
SAN JUAN MINE
LONGITUDINAL SECTION NE-SW
ORE BODY 3
NE 45° SW Looking NW

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	First Majestic Silver Corp.	FIGURE 16-11 San Juan Mine - Orebody 3 - Sulfides Annual Stoping Process	July 2012
Project No. DE-00248	Project Name: Del Toro Silver Mine		Drawing Name: Fig.16-11.dwg

NE
SW
TIRO
SN-INF-04
AREA:
181,912.51m2
Tiro San Nicolas
TIRO PERSEVERANCIA
OBRAS DESARROLLOS
RAMPAS
FRENTES EN MINERAL
CONTRAPOZOS
PERSEVERANCIA MINE
SHAFT SAN NICOLAS
CONSUELO
FIRST MAJESTIC PLATA S.A. DE C.V.
SECCION LONGITUDINAL
SAN NICOLAS
R&R_Marzo_2012
Production Schedule
2012
2013
2014
2015
2016
2017
2018
2019

Project No. DE-00248

Drawing Provided by/Prepared for
First Majestic Silver Corp.

Project Name
Del Toro Silver Mine

Date of Issue
July 2012

Drawing Name
Fig.16-12.dwg

ELEV. 2400
ELEV. 2350
ELEV. 2300
ELEV. 2250
ELEV. 2200
ELEV. 2150
ELEV. 2100
ELEV. 2050
ELEV. 2000
STD12-08
STD11-04
STD11-02
STD11-03
STD11-07
STD11-05
STD11-06
Nivel 4
Nivel 8
Nivel 10
Nivel 11
Nivel 12
TIRO SANTO DOMINGO
TIRO SAN FRANCISCO
TIRO DOLORES
SOCAVON DOLORES
OBRAS DESARROLLOS
RAMPAS
FRENTES EN MINER
CONTRAPOZOS
Bno. D-04
Bno. D-01
Bno. D-02
Bno. D-03
Secc. 2-2'
Secc. 1-1'
Socavón Dolores
Tiro Dolores
615,800 E
615,700 E
615,600 E
615,500 E
615,400 E
615,300 E
SCALE 1 : 1000
M E T E R S
DOLORES MINE
LONGITUDINAL SECTION

Prepared by pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	Drawing Provided by/Prepared for **First Majestic Silver Corp.**	FIGURE 16-13 Dolores Mine - Sulfides Annual Stoping Progress	Date of Issue July 2012
Project No. DE-00248	Project Name Del Toro Silver Mine		Drawing Name Fig.16-13.dwg

warrant the installation of substantial ground control fixtures, and very few have been installed in these areas to date.

The Del Toro mining engineers are planning for systematic ground control in the backs of the San Juan and Perseverancia stopes in addition to the systematic post pillars left in place for back support.

The primary ground control in the cut and fill stopes of San Juan and Perseverancia mainly will be the support pillars left in place. This will be supplemented with pattern rock-bolting (with 2 m long Split-Set® friction-type bolts, or cement-grouted rebar bolts). Wire mesh with steel strapping might have to be used, and shotcrete will sometimes be used in addition to the bolts. In the future, as more experience is gained in mining Del Toro orebodies, systematic cable bolting should be considered for mining in areas of very poor ground conditions.

Current planning is for backfilling of cut and fill stopes with development waste and possibly mined waste rock. The engineers are currently studying the possibility of using mill tailings as backfill in the future. The tailings would be introduced into the mine as “paste” backfill and would contain a component of cement to insure the paste characteristic of the material and insure greater ground stability within paste filled areas. Paste backfill has been proven to provide much greater ground stability than loose waste rock in the stopes of most mines.

FMS is currently seeking to engage a competent, experienced geotechnical (rock mechanics) engineer to assess the parameters of the Del Toro ground conditions, monitor and ground movements and seismic events, and above all devise ground control plans for development workings and to optimize stope designs. In the meantime PAH believes it would be beneficial for FMS to employ an experienced geotechnical consultant to assess the geotechnical aspects of Del Toro to date.

16.2.5	Major Mine Equipment

Del Toro underground equipment requirements have been determined and in fact, much of the proposed mobile production and development equipment has been ordered. Although much of the mining work in FMS’s mines is done with outside contractors, FMS customarily purchases new equipment for the contractors and obtains payment for the equipment through reduced unit rates for development advance, stope mining or any other contracted activity. The mining equipment fleet for Del Toro is based on the operators’ experience with similar types of mining in other FMS mines. A summary of the planned initial acquisition of mining equipment is shown in Table 16-5.

PAH believes that the sizes and numbers of FMS’s equipment selections are reasonable and conservative and should be suitable to execute the proposed work plans.

16.2.6	Mine Manpower

The engineers have calculated the total manpower required to operate the Del Toro mines and ancillary functions. As in the case with other FMS mines, the operations will be undertaken with a combination of company personnel and mining contractors. The mining contractors will execute all development, stoping and rock haulage functions, while company personnel will be engaged in ancillary activities. This has been a successful formula for the company at its other operations, and PAH sees no reason that it will not succeed at Del Toro. Table 16-5 shows Pre-production mine equipment and installations.

Pincock, Allen & Holt	UPDATED & RESTATED	16.23
DE-00248 August 20, 2012

TABLE 16-5
First Majestic Silver Corp.
Del Toro Silver Mine
Summary of Pre-Production Mine Equipment and Installations

EQUIPMENT TYPE	No. of UNITS
Mobile Equipment
Load-Haul-Dumps, 2 yd³	2
Load-Haul-Dumps, 3.5 yd³	2
Load-Haul-Dumps, 5 yd³	3
Drill Jumbo	2
Rock Bolting Rig	2
Shotcrete Rig	1
Low Profile Mine Trucks, 13 tonnes	2
Low Profile Mine Trucks, 26 tonnes	3
Stationary Equipment, Installations
Mine Compressors	2
Mine Electrical Sub-Stations	2
Mine Pumping System	1
Mine Fans	2
Mine Refuge Stations	3
Mine Communication System	1
Underground Leaky Feeder System	1
Mine Shop & Equipment	1
San Francisco Shaft Hoist & Ancillary Excavations, Equipment	1
U/G Primary Crusher & Installations	1

The engineers have estimated that a total of 244 mining contract and company hourly personnel will be needed in 2012, which will increase to 270 people in 2014 and 2015. The FM Del Toro mine staff is estimated at about 28 employees in 2014, which will remain at this level throughout the remainder of the mine life.

A summary table of the LOM hourly and contractor personnel requirements is shown in Table 16-6 and the summary of the LOM mine staffing requirement is shown in Table 16-7.

16.2.7	Ventilation

The ventilation system for the San Juan mine has been designed as a “push-pull” system where about 6,040 m³ per minute (213,065 cfm) of fresh air will be drawn into the mine through the main San Francisco Shaft and the principal haulage decline and spent air will be exhausted through a series of 3.05

Pincock, Allen & Holt	UPDATED & RESTATED	16.24
DE-00248 August 20, 2012

TABLE 16-6
First Majestic Silver Corp.
Del Toro Silver Mine
Summary of Personnel Plan for LOM

SAN JUAN MINE	2012		2013		2014		2015		2016		2017		2018		2019
Mine General	Company	Contractors	Company	Contractors	Company	Contractors	Company	Contractors	Company	Contractors	Company	Contractors	Company	Contractors	Company	Contractors
Lamp house	1		1		1		1		1		1		1		1
Explosive's Transport and Distribution	2		2		2		2		2		2		2		2
Pumping	3		3		3		3		3		3		3		3
General Helper	6		6		8		8		8		8		8		8
Compressors	2		2		2		2		2		2		2		2
Mechanics	3		4		6		6		6		6		6		6
Mechanics' Helpers	3		3		3		3		3		3		3		3
Electricians	3		3		3		3		3		3		3		3
Electricians' Helpers	3		3		3		3		3		3		3		3
Development
Drillers		9		9		6		6		4		4		4
Drillers's Helpers		9		9		6		6		4		4		4
LHD Operators		9		9		6		6		4		4		4
Truck Drivers		12		12		9		9		6		6		6
Stoping
Drillers		9		12		18		18		18		18		18		18
Driller's Helpers		9		12		18		18		18		18		18		18
LHD Operators		9		12		18		18		18		18		18		18
Truck Drivers		18		18		24		24		24		24		24		24
Sub Totals San Juan	26	84	27	93	31	105	31	105	31	96	31	96	31	96	31	78
Totals San Juan	110		120		136		136		127		127		127		109
PERSEVERANCIA & SAN NICLOLAS MINE
Mine General
Lamp House	1		1		1		1		1		1		1		1
Explosives' Transport and Distribution	2		2		2		2		2		2		2		2
Pumping	3		3		3		3		3		3		3		3
General Helper	6		6		6		6		6		6		6		6
Compressors	2		2		2		2		2		2		2		2
Mechanics	2		2		2		2		2		2		2		2
Mechanics' Helpers	2		2		2		2		2		2		2		2
Electricians	2		2		2		2		2		2		2		2
Electricians' Helpers	2		2		2		2		2		2		2		2
Development
Drillers		6		6		6		6		4		4		4
Drillers' Helpers		6		6		6		6		4		4		4
Lhd Operators		6		6		6		6		4		4		4
Truck Drivers		9		9		9		9		9		6		6
Stoping
Drillers		4		4		4		4		4		4		4		4
Drillers' Helpers		4		4		4		4		4		4		4		4
LHD Operators		4		4		4		4		4		4		4		4
Truck Drivers		6		6		6		6		6		6		6		6
Sub Totals Perseverancia/San Nicolas	22	45	22	45	22	45	22	45	22	39	22	36	22	36	22	18
Totals Perseverancia/San Nicolas	67		67		67		67		61		58		58		40
DOLORES MINE
Mine General
Lamp house	1		1		1		1		1		1		1		1
Explosives' Transport and Distribution	2		2		2		2		2		2		2		2
Pumping	3		3		3		3		3		3		3		3
General Helper	6		6		6		6		6		6		6		6
Compressors	2		2		2		2		2		2		2		2
Mechanics	2		2		2		2		2		2		2		2
Mechanics" Helpers	2		2		2		2		2		2		2		2
Electricians	2		2		2		2		2		2		2		2
Electricians' Helpers	2		2		2		2		2		2		2		2
Development
Drillers		6		6		6		6		4		4		4
Drillers' Helpers		6		6		6		6		4		4		4
LHD Operators		6		6		6		6		4		4		4
Truck Drivers		9		9		9		9		9		6		6
Stoping
Drillers		4		4		4		4		4		4		4		4
Drillers' Helpers		4		4		4		4		4		4		4		4
LHD Operators		4		4		4		4		4		4		4		4
Truck Drivers		6		6		6		6		6		6		6		6
Sub-Total Dolores Mine	22	45	22	45	22	45	22	45	22	39	22	36	22	36	22	18
Totals Dolores Mine	67		67		67		67		61		58		58		40
SUB-TOTALS ALL MINES	70	174	71	183	75	195	75	195	75	174	75	168	75	168	75	114
TOTALS ALL MINES	244		254		270		270		249		243		243		189

m (10 ft) diameter boreholes to surface. An extractor fan, with a capacity of 6,040 m³ per minute (220,000 cfm) will be installed on surface atop the main exhaust borehole. The system will be controlled internally through the use of ventilation doors, stopings and auxiliary fans (567-850 m³/min. capacity).

A schematic diagram of the planned San Juan area ventilation system is shown in Figure 16-14.

TABLE 16-7
First Majestic Silver Corp.
Del Toro Silver Mine
LOM Mine Staffing Plan, Including Technical Support & Mine Maintenace

	YEARS
AREA & CATEGORY	2012	2013	2014	2015	2016	2017	2018	2019
Mine
Mine Superintendent	1	1	1	1	1	1	1	1
Asst. Mine Superinintendent	1	1	1	1	1	1	1	1
Mine Captain - San Juan Mine	1	1	1	1	1	1	1	1
Mine Services Supervisor - San Juan Mine	1	1	1	1	1	1	1	1
Mine Captain - Perseverancia Mine	1	1	1	1	1	1	1	-
Mine Services Supervisor - Perseverancia Mine	1	1	1	1	1	1	1	-
Mine Captain - Dolores Mine	1	1	1	1	1	1	1	-
Mine Services Supervisor - Dolores Mine	1	1	1	1	1	1	1	-
Technical Services - Mine Engineering
Superintendent of Planning & Engineering	1	1	1	1	1	1	1	1
Planning Engineers	1	1	1	1	1	1	1	1
Mine Surveyors	3	3	3	3	3	3	3	3
Technical Services - Geology
Geological Superintendent	1	1	1	1	1	1	1	1
Exploration Geologists	1	1	1	1	1	1	1	1
San Juan Mine Geologist	1	1	1	1	1	1	1	1
San Nicolas - Perseverancia Mine Geologist	1	1	1	1	1	1	1	1
Dolores Mine Geologist	1	1	1	1	1	1	1	1
Draftsmen	2	2	2	2	2	2	2	2
Maintenance
Maintenance Scheduler	1	1	1	1	1	1	1	1
Mine Maintenance Shop Supervisor	1	1	1	1	1	1	1	1
Diesel Maintenace Shop Supervisor - Mine	3	3	3	3	3	3	3	3
Mine Electrical Shop Supervisor	3	3	3	3	3	3	3	3
TOTALS	28	28	28	28	28	28	28	24

The San Nicolás area lies adjacent to the San Juan mine, but there is sufficient separation between the two that the engineers have designed a separate ventilation circuit for San Nicolás. The circuit has been designed as a push-pull system, and the engineers have determined that a total inflow of fresh air into the mine should be about 1,950 m³ per minute (68,700 cfm). The main fresh air intakes for the system will be through the planned haulage decline from surface, and the spent air will be exhausted through a main borehole located on the southwest side of the area. The exhaust borehole will be 3.05 m (10 ft) in diameter and a 2,840 m³ per minute (100,000 cfm) extractor fan will be installed atop the borehole. The

Pincock, Allen & Holt	UPDATED & RESTATED	16.26
DE-00248 August 20, 2012

VENTILADOR
EXTRACTOR
220,000 cfm
Proyecto
Tiro "San Francisco"
2.8 x 6.8 m.
AIRE LIMPIO
AIRE CONTAMINADO
N
S
Robbins 10 ft.
4.0 x 4.0 m.
Niv. 6
Niv. 8
Niv. 9
Niv. 10
Niv. 11
Niv. 12
Niv. 13
Niv. 14
4.0 x 4.0 m.
4.0 x 4.0 m.
4.0 x 4.0 m.
SCALE 1 : 1000
0 10 20 40 100
METERS
FIRST MAJESTIC
PLATA S.A. DE C.V.
UNIDAD DEL TORO
MINA SAN JUAN
ESQUEMA GENERAL DE VENTILACION
ELABORÓ: PLANEACION
REVISÓ: ING. E. PALAFOX
APROBÓ: ING. EDUARDO GARCIA
ESCALA: 1 : 1000
FECHA: ABRIL 2012

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	**First Majestic Silver Corp.**	FIGURE 16-14 Vertical Longitudinal Section of Proposed San Juan Ventilation System	July 2012
Project No. DE-00248	Project Name: Del Toro Silver Mine		Drawing Name: Fig.16-14.dwg

system will be controlled internally through the use of ventilation doors, stopings and auxiliary fans (567-850 m³/min. capacity).

A schematic diagram showing the ventilation circuits for both the San Nicolás and Perseverancia areas is shown in Figure 16-15.

The Perseverancia area lies to the southwest of San Nicolás and is independent of the San Nicolás and San Juan areas. The ventilation circuit for this mine has been designed as a natural flow circuit with intake air flowing into the mine through the main 2.1 m X 3.0 m rectangular ore hoisting shaft and the 4.0 m X 4.0 m main access decline. The air inflow required for this mine has been estimated at 1,670 m³ per minute (58,700 cfm). Spent air will be exhausted through two 2 m X 2 m conventional exhaust raises, one on each side (NE and SW) of the mine, and which will not be equipped with extractor fans. The system will be controlled internally through the use of ventilation doors, stopings and auxiliary fans (567-850 m³/min. capacity).

The Dolores mine is completely independent of all the other operations and lies in the hills to the northeast of the town of Chalchihuites. The ventilation plan for the Dolores mine is a natural flow system with 3,030 m³ (107,000 cfm) of intake air required. Intake air will flow down the main haulage decline into the mine workings, and spent air will be exhausted out of the mine through old open stopes and raises. The system will be controlled internally through the use of ventilation doors, stopings and auxiliary fans (567-850 m³/min capacity).

A schematic diagram of the proposed Dolores Mine ventilation system is shown in Figure 16-16.

The proposed ventilation system is simple, appears to be well planned and PAH has no reason to believe they will not function as designed. However, PAH believes that there will be a need for a full-time ventilation engineer on the mine site to aid in engineering and control of the ventilation circuits.

16.2.8	Mine Dewatering

The mine workings developed to date for Del Toro have largely been “dry” with little significant water inflows encountered. However, the engineers are reporting a general increase in water inflows as the access decline is advanced in the San Juan mine. Currently, water pumped from the San Juan mine averages about 9.5 liters per second (150 gpm). All other mines are dry at this time.

The engineers, anticipating increased water inflows into the San Juan mine in the future, have designed a dewatering system, the 4 in diameter discharge piping for which has been installed in the main ventilation exhaust borehole shaft. The present system includes ditching along Level 9 of the mine to conduct water to a sump and pump station near the location of the San Francisco Shaft. The pumping station has two 150 hp pumps installed to pumps the accumulated mine water about 240 m to surface. Water will be conducted to a surface settling pond and then to a holding reservoir, which will have a capacity of m³ (gallons) of water storage. This water will be subsequently piped to the mill as needed for use in the process circuit. The system as currently designed will handle about 300 gpm.

Pincock, Allen & Holt	UPDATED & RESTATED	16.28
DE-00248 August 20, 2012

NE
SW
TIRO
AIRE LIMPIO
AIRE CONTAMINADO
VENTILADOR
EXTRACTOR
70,000 cfm
Tiro San Nicolas
Rampa
4.0 x 4.0 m.
2.0 x 2.0 m.
Robbins de 10 ft.
TIRO PERSEVERANCIA
2.10 x 3.0 m.
2.0 x 2.0 m.
Rampa
4.0 x 4.0 m.
2.0 x 2.0 m.
2.0 x 2.0 m.
2.0 x 2.0 m.
2.0 x 2.0 m.
PERSEVERANCIA MINE
FIRST MAJESTIC
PLATA S.A. DE C.V.
UNIDAD DEL TORO
MINA PERSEVERANCIA Y SAN NICOLAS
ESQUEMA GENERAL DE VENTILACION
1 : 1500
ABRIL 2012

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	First Majestic Silver Corp.	FIGURE 16-15 Proposed San Nicolas and Perserverancia Ventilation Circuts	July 2012
Project No. DE-00248	Project Name Del Toro Silver Mine		Drawing Name Fig.16-15.dwg

ELEV. 2350
ELEV. 2300
ELEV. 2250
ELEV. 2200
ELEV. 2150
TIRO SANTO DOMINGO
TIRO SAN FRANCISCO
TIRO DOLORES
SOCAVON DOLORES
Rampa
4.0 x 4.0 m.
Nivel. 4
D4-02
D4-02A
D4-04A
Nivel. 8
Contrapozo
2.0 x 2.0 m.
Contrapozo
2.0 x 2.0 m.
M_DOL_01
Nivel. 10
Nivel. 11
Nivel. 12
AIRE LIMPIO
AIRE CONTAMINADO
SCALE 1 : 750
0 10 20 40 100
METERS
FIRST MAJESTIC
PLATA S.A. DE C.V.
UNIDAD DEL TORO
MINA DOLORES
ESQUEMA GENERAL DE VENTILACION
ING. E. PALAFOX
1 : 750
ABRIL 2012

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	*First Majestic Silver Corp.*	FIGURE 16-16 Schematic Diagram of Dolores Mine Proposed Ventilation Circuit	July 2012
Project No. DE-00248	Project Name Del Toro Silver Mine		Drawing Name Fig.16-16.dwg

The future San Juan system will have an additional collection sump and pump station just below the 13th Level (elev. 1960 masl) of the mine and nearby the San Francisco Shaft. The pump station will be equipped with two 300 hp stage pumps, which will pump the water 240 m up through and 8 in discharge line to the Level 9 sump, where it will be subsequently pumped to surface through the aforementioned ventilation borehole. The discharge line in the borehole will be changed to 8 in diameter pipe and the Level 9 pumps will be resized to 300 hp. The total capacity of the expanded system will be about 2,000 gpm.

A Schematic diagram of the proposed San Juan mine dewatering circuit is shown in Figure 16-17.

The other mines do not currently have dewatering systems installed, but tentative plans have been made for these systems. Diagrams of the San Nicolás/Perseverancia systems and the Dolores system are shown in Figures 16-18 and 16-19, respectively.

It will be noted from the data on the diagrams that FMS’s engineers are anticipating maximum dewatering flows in the San Nicolás area of 250 gpm, 300 gpm in the Perseverancia area, and 200 gpm in the Dolores mine.

16.2.9	Mine Electrical System

The main power supply for the Del Toro Silver Mine will be an existing power-line from the National power grid. This line will suffice until 2013, when it will have to be up-graded for expanded mine and mill operations.

Each main mine operation, San Juan, San Nicolás/Perseverancia, and Dolores will have at least one electrical sub-station constructed on surface near the mine, and which will provide the electric power supply for each mine and ancillary facilities. The main sub-station for the San Juan mine has a designed capacity of 1,500 kVA, but a separate 500 kVA sub-station will be installed for the main ventilation fan (extractor) and another 300 kVA sub-station will be installed for the mine compressors. A 1,000 kVA substation will provide power for the San Nicolás/Perseverancia mine, as well as the surface compressor station for the mines, and a 500 kVA sub-station will provide power to the mine and surface compressor station of the Dolores mine.

The main power cables for the San Juan underground electrical system will be installed in the service compartment of the San Francisco Shaft. Voltage will be stepped down from the 34,000 V at the Mine/Mill kVA sub-station to 13,000 V for transmission underground. Electric power will be conducted to power pack transformer units, where voltage will again be stepped down to 2,300 V, 440 V or other, depending on the requirement for each electrically powered machine and/or installation.

A schematic diagram of the proposed San Juan mine electrical system is shown in Figure 16-20.

Pincock, Allen & Holt	UPDATED & RESTATED	16.31
DE-00248 August 20, 2012

Proyecto
Tiro "San Francisco"
BOMBEO ACTUAL Capacidad 300 gpm
BOMBEO FUTURO Capacidad 2000 gpm
N
S
Robbins 10 ft.
Tuberia de 4"
Tuberia de 8"
Niv. 6
Niv. 8
Niv. 9
Pileta N-9
2 Bombas de 150 HP
2 bombas de 300 HP
Niv. 10
Tuberia de 8"
Niv. 11
Niv. 12
Niv. 13
Pileta N-13
2 bombas de 300 HP
Niv. 14
SCALE 1 : 1000
0 10 20 40 100
METERS
FIRST MAJESTIC
PLATA S.A. DE C.V.
UNIDAD DEL TORO
MINA SAN JUAN
ESQUEMA GENERAL DE BOMBEO
ELABORO: PLANEACION
REVISO: ING. E. PALAFOX
APROBO: ING. EDUARDO GARCIA
ESCALA: 1 : 1000
FECHA: ABRIL 2012

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	First Majestic Silver Corp.	FIGURE 16-17 San Juan Mine Schematic Diagram of Current and Future Mine Dewatering System	July 2012
Project No. DE-00248	Project Name Del Toro Silver Mine		Drawing Name Fig.16-17.dwg

NE
SW
TIRO
BOMBEO FUTURO Capacidad 250 gpm
BOMBEO FUTURO Capacidad 300 gpm
Tiro San Nicolas
Rampa 4.0 x 4.0 m.
2.0 x 2.0 m.
Robbins de 10 ft.
tuberia de 4"
TIRO PERSEVERANCIA
Rampa 4.0 x 4.0 m.
Elev. 2500
Elev. 2400
Elev. 2300
Elev. 2200
Elev. 2100
Pileta
2 Bombas de 150 HP
PERSEVERANCIA MINE
FIRST MAJESTIC
PLATA S.A. DE C.V.
UNIDAD DEL TORO
MINA PERSEVERANCIA Y SAN NICOLAS
ESQUEMA GENERAL DE BOMBEO
PLANEACION
ING. E. PALAFOX
ING. EDUARDO GARCIA
1 : 1500
ABRIL 2012

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	*First Majestic Silver Corp.*	FIGURE 16-18 San Nicolas - Perseverancia Mines Schematic Diagram of Proposed Mine Dewatering Systems	July 2012
Project No. DE-00248	Project Name Del Toro Silver Mine		Drawing Name Fig.16-18.dwg

BOMBEO FUTURO Capacidad 200 gpm
ELEV. 2350
ELEV. 2300
ELEV. 2250
ELEV. 2200
ELEV. 2150
TIRO SANTO DOMINGO
TIRO SAN FRANCISCO
TIRO DOLORES
SOCAVON DOLORES
Rampa
Nivel. 4
tuberia de 4"
Nivel. 8
Contrapozo
Contrapozo
Nivel. 10
Nivel. 11
Nivel. 12
Pileta
2 Bombas de 150 HP
SCALE 1 : 750
0 10 20 40 100
METERS
FIRST MAJESTIC
PLATA S.A. DE C.V.
UNIDAD DEL TORO
MINA DOLORES
ESQUEMA GENERAL DE BOMBEO
ELABORÓ: PLANEACION
REVISÓ: ING. E. PALAFOX
APROBÓ: ING. EDUARDO GARCIA
ESCALA: 1 : 750
FECHA: ABRIL 2012

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	First Majestic Silver Corp.	FIGURE 16-19 Dolores Mine Schematic Diagram of Proposed Mine Dewatering System	July 2012
Project No. DE-00248	Project Name: Del Toro Silver Mine		Drawing Name: Fig.16-19.dwg

INTERIOR MINA
NIVEL 9
NIVEL 13
DIAGRAMA UNIFILAR PROYECTO
MINA SAN JUAN
FIRST MAJESTIC
PLATA S.A. DE C.V.

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	First Majestic Silver Corp.	FIGURE 16-20 Line Diagram of Projected San Juan Mine Electrical System	July 2012
Project No. DE-00248	Project Name Del Toro Silver Mine		Drawing Name Fig.16-20.dwg

The main Mine/Mill sub-station is also the source of power for the San Nicolás area. A 13,000 V power line will be installed between the sub-station and the location of the planned San Nicolás haulage decline. A power cable for the mine will be installed in the decline, and the voltage required for the San Nicolás electrical equipment and/or installations will be derived from “power packs” and other smaller transformer units.

In addition, a 13,000 V power cable installed in the Perseverancia shaft provides the energy for electric-powered equipment and installations in this mine. The power is likewise stepped down to 2,300 V, 440 V or other with “power pack” units as needed.

A schematic diagram of the San Nicolás/Perseverancia mine electrical system is shown in Figure 16-21.

The 13,000 V power cables for both the San Nicolás area and Dolores mine will be installed in the main haulage declines for each. Power packs will be used to reduce voltages to those required for the electrical equipment and/or installations in each mine.

A schematic diagram of the proposed Dolores mine electrical system is shown in Figure 16-22.

16.3	Mine Capital and Operating Costs

Estimated capital expenditures to bring the mines into production, LOM sustaining capital and estimated operating costs are described in this section of the report. Most of the estimated capital expenditures are based on firm quotes and operating costs are based on actual experience during the exploration phase of Del Toro and also FMS’s experience at other FMS operations, especially the La Parrilla unit. The total capital expenditure estimated for the Phase 1 flotation mine operations is $30.5 million. Mine sustaining capital will be $20.1 million of the LOM for all phases and areas. Summaries of these estimates are shown in Tables 16-8 and 16-9, respectively.

The estimated operating costs for the mines are an average of about $19.88 per tonne. The largest component of the costs is mining, which is an average of $9.29 per tonne. Mining is largely stoping as most mine development work will be capitalized. Mining costs for the San Juan and Perseverancia mines will likely be higher than those for San Nicolás or Dolores due the application of the support pillar design for the San Juan mine stopes. However, the average cost for all mines will be about $19.88 per tonne.

A summary of the estimated Del Toro unit mine operating costs is shown in Table 16-10.

Pincock, Allen & Holt	UPDATED & RESTATED	16.36
DE-00248 August 20, 2012

INTERIOR MINA

DIAGRAMA UNIFILAR PROYECTO
MINA SAN NICOLAS–PERSEVERANCIA

FIRST MAJESTIC
PLATA S.A. DE C.V.

Project No. DE-00248

Drawing Provided by/Prepared for
First Majestic Silver Corp.

Project Name
Del Toro Silver Mine

Date of Issue
July 2012

Drawing Name
Fig.16-21.dwg

INTERIOR MINA
BOMBA TSURUMI
JUMBO
BOMBA 1
BOMBA 2
COMPRESOR
DIAGRAMA UNIFILAR PROYECTO
MINA DOLORES
FIRST MAJESTIC
PLATA S.A. DE C.V.

Prepared by

Project No. DE-00248

Drawing Provided by/Prepared for: ***First Majestic Silver Corp.***

Project Name: Del Toro Silver Mine

Date of Issue: July 2012

Drawing Name: Fig.16-22.dwg

TABLE 16-8
First Majestic Silver Corp.
Del Toro Silver Mine
Summary of Pre-Production Mine Capital Expenditures

EQUIPMENT TYPE	No. of UNITS				TOTALS (Initial Investment)
		2012	2013	2014
Mobile Equipment
Load-Haul-Dumps, 2 yd³	2	$710,000	-	-	$710,000
Load-Haul-Dumps, 3.5 yd³	2	820,000	-	-	820,000
Load-Haul-Dumps, 5 yd³	3	880,000	440,000	-	1,320,000
Drill Jumbos	2	700,000	-	-	700,000
Rock Bolting Rig	2	500,000	500,000	-	1,000,000
Shotcrete Rig	1	500,000	-	-	500,000
Low Profile Mine Trucks, 13 tonnes	2	1,200,000	-	-	1,200,000
Low Profile Mine Trucks, 26 tonnes	3	1,400,000	1,500,000	-	2,900,000
Sub-Total Mine Mobile Equipment		$6,710,000	$2,440,000	-	$9,150,000
Stationary Equipment, Installations
Mine Compressors	2	$500,000	-	-	$500,000
Mine Electrical Sub-Stations	2	75,000	-	-	75,000
Mine Pumping System	1	75,000	25,000	-	100,000
Mine Fans	2	150,000	-	-	150,000
Mine Refuge Stations	3	250,000	-	-	250,000
Underground Leaky Feeder System	1	-	250,000	-	250,000
Mine Shop & Equipment	1	750,000	-	-	750,000
San Francisco Shaft Hoist & Ancillary		4,000,000	4,000,000	-	8,000,000
Excavations, Equipment	1	-	-	-
U/G Primary Crusher & Installations	1	-	1,000,000	-	1,000,000
Sub-Total Mine Stationary Equipment		$5,800,000	$5,275,000	-	$11,075,000
Mine Development & Infrastructure
Capitalized Mine Development		$5,259,339	$3,707,559	$1,322,283	$10,289,181
Sub-Total Capitalized Mine Development		$5,259,339	$3,707,559	$1,322,283	$10,289,181
Total All Initial Mine Capital Investment		$17,769,339	$11,422,559	$1,322,283	$30,514,181

Pincock, Allen & Holt	UPDATED & RESTATED	16.39
DE-00248 August 20, 2012

TABLE 16-9
First Majestic Silver Corp.
Del Toro Silver Mine
LOM Sustaining Capital

CATEGORY	YEARS						TOTALS
	*2014	2015	2016	2017	2018	2019
Mine Development	-	$1,126,476	$1,084,240	$1,084,240	$1,084,240	$606,061	$4,985,257
Exploration	-	$2,000,000	$2,000,000	$2,000,000	$1,500,000	-	$7,500,000
Mine Equipment	$702,000	$200,000	$1,732,000	$540,000	$478,000	-	$3,652,000
Sub-Total Mines	$702,000	$3,326,476	$4,816,240	$3,624,240	$3,062,240	$606,061	$16,137,257
Plant Equipment	$200,000	$150,000	$150,000	$150,000	$150,000	-	$800,000
Tailings Impoundment Lifts	$150,000	$150,000	$150,000	$150,000	$150,000	$100,000	$850,000
Site Reclamation	-	-	-	$150,000	$150,000	$50,000	$350,000
Mine Closure	-	-	-	-	-	$2,000,000	$2,000,000
Sub-Total Plant & Other	$350,000	$300,000	$300,000	$450,000	$450,000	$2,150,000	$4,000,000
TOTALS	$1,052,000	$3,626,476	$5,116,240	$4,074,240	$3,512,240	$2,756,061	$20,137,257

*2014 Mine Development, Exploration and Mine Equipment are included in Pre-production Capital

TABLE 16-10
First Majestic Silver Corp.
Del Toro Silver Mine
Summary of Unit Mine Operating Costs

COST AREA	Cost per Tonne
Mining	$9.29
Waste Filling	$1.99
Mucking	$0.64
Air Compressor	$0.79
Ventilation	$0.41
Pumping	$1.03
Ground Control	$1.48
Maintenance	$1.61
Haulage Mine to Plant	$2.10
Mine General	$0.54
Total per tonne	$19.88

Pincock, Allen & Holt	UPDATED & RESTATED	16.40
DE-00248 August 20, 2012

17.0	RECOVERY METHODS

17.1	General

Ore processed from the Del Toro mining district will consist of two essential types: oxides and sulfides. Oxides are the in situ oxidation products of the sulfide ore. For both ore types the principal economic component is silver. The ores also contain significant amounts of lead and zinc, and minor amounts of gold. Oxide ore will be processed by cyanide leaching to produce silver doré metal; sulfide ores will be processed by differential flotation to produce a silver-rich lead concentrate and a zinc concentrate.

Metal recovery of silver in the cyanide leaching circuit is projected to be 81 percent, slightly above the results of testwork, where applying optimum conditions, indicated silver recovery of about 77 percent. It was considered 81 percent because recoveries on samples 10 & 12 were 81 percent and 87 percent. These two samples are those with major representativeness for oxides from Ore Body 3. Recovery of silver in the flotation circuit is projected to be similar to that in the cyanide leaching circuit, about 77 percent in the lead concentrate and about 3 percent in the zinc concentrate, close to the testwork derived values for these parameters. Lead and zinc recoveries and concentrate grades are not particularly good.

It is probable that most of the silver occurs as naumannite, the silver selenide (Ag2Se).

Oxide ore will be derived from San Juan Ore Bodies 1 and 2 in the ratio of 76 to 24 percent respectively. Sulfide ore will be derived from San Juan Ore Body 3 and from Perseverancia/San Nicolas/Dolores in the ratio of 81 to 19 percent. A summary of the projected production schedule is shown in Table 17-1.

TABLE 17-1 First Majestic Silver Corp. Del Toro Silver Mine Ore-Processing, Ore Sources

		Year
	Units	2012	2013	2014	2015	2016	2017	2018	2019	Total	Percent
Oxide Ore San Juan Ore Body 1 San Juan Ore Body 2		- -	150 90	520 140	520 140	520 140	322 146	61 288	- -	2,093 944	69 31
Total		-	240	660	660	660	469	349	-	3,037	100
Sulfide Ore San Juan Ore Body 3 Perseverancia/San Nicolas/Dolores		70 12	251 99	560 100	560 100	460 200	586 265	658 313	621 87	3,766 1,176	76 24
Total		82	350	660	660	660	851	971	707	4,942	100

17.2	Ore-Processing Plant

An ore-processing plant is currently under construction, though detail plans are still being refined and enhanced. The plant will be expanded through the life of the property; this will occur in the following sequence:

  Phase 1 (Year 2012:
Pincock, Allen & Holt	UPDATED & RESTATED	17.1
DE-00248 August 20, 2012

  Sulfide-ore processing (flotation) at a capacity of 1,000 tpd

  Phase 2 (Year 2013:
  Oxide-ore processing (cyanide leaching) at a capacity of 2,000 tpd
  Sulfide-ore processing (flotation) at a capacity of 2,000 tpd

  Phase 3 (Years 2014 through 2016):

  Sulfide-ore processing (flotation) only at a capacity of 2,000 tpd
  Oxide-ore processing (Cyanide leaching) at a capacity of 2,000 tpd

  Phase 4 (Years 2017 through 2019):

  Sulfide-ore processing (flotation) at a capacity of 2,500 tpd in 2017 and 2,900 tpd in 2018 and 2019.
  Oxide-ore processing (Cyanide leaching) at a capacity of 1,500 tpd in 2017 and 1,000 tpd in 2018 only.

Principal parameters for the ore-processing plant are presented in Table 17-2 final process flow diagrams of the plant in the three different phases of operation are still being developed. A listing of the principal plant equipment for the Phase 1 operation is provided in Table 17-3. A general site map showing the location of the plant and sulfide tailings area is shown in Figure 17-1 and a preliminary layout drawing for the plant is provided in Figure 17-2.

In PAH’s opinion, the absence of detailed design criteria results in accuracy levels of the projected parameters are as follows:

Oxide-ore processing:

Throughput: +10, -20 percent
Silver recovery: +0, -20 percent

Sulfide-ore processing:

Throughput: +10, -20 percent
Silver, lead, and zinc recovery: +5, -10 percent
Silver, lead, and zinc concentrate grade: +5, -10 percent

17.2.1	Oxide-Ore Cyanide-Leach Circuit

The cyanide-leach circuit will consist of a crushing and grinding circuit followed by thickening in a primary thickener, then leaching of the thickened slurry in four agitated tanks arranged in series. Leached slurry

Pincock, Allen & Holt	UPDATED & RESTATED	17.2
DE-00248 August 20, 2012

TABLE 17-2
First Majestic Silver Corp.
Del Toro Silver Mine
Ore-Processing, Principal Parameters

Parameter	Units	Oxide			Sulfide General			Lead Concentrate			Zinc Concentrate			Comments
		2013	2014	2018	2013	2014	2019	2013	2014	2019	2013	2014	2019	
Plant Capacity														
Annual	thousand tonnes/year	240	660	349	350	660	971							
Daily	tonnes/day	1,000	2,000	1,057	1,000	2,000	2,943							
Ore Grade														
Silver	grams/tonne	146	141	159	184	176	175							
Gold	grams/tonne	0.003	0.004	0.001	0.094	0.110	0.11							
Lead	percent				3.1	2.9	2.8							
Zinc	percent				3.04	2.9	2.9							
Arsenic	percent													
Mercury	grams/tonne													
Operating Parameters														
Crush size	inches													
Grind size	percent minus 200 mesh													
Cyanide concentration	kilograms/tonne NaCN													
Leach time	hours													
Reagent consumptions														
Cyanide	kilograms/tonne NaCN													
Lime	kilograms/tonne CaO													
Leach retention time	hours													
Recovery														
Silver	percent	81	82	77				79	76	76	3	3	3	Testwork Ag recoveries 76 & 3%
Gold	percent	80	80	80										
Lead	percent							56	55	55				Lead recovery in testwork ~52%
Zinc	percent										61	59	59	Zinc recovery in testwork ~38%
Doré Grade														
Silver	kilograms/tonne	909	909	909										
Gold	grams/tonne	19.7	25.2	5										
Concentrate Grade														
Silver	kilograms/tonne							2.9	3.0	3.0	0.13	0.14	0.14	
Gold	grams/tonne													
Lead	percent							35	35	35				Expect ~11% Zn in the Pb conc
Zinc	percent										48	48	48	Expect ~2% Pb in the Zn conc
Iron	percent										0.3	0.3	0.3	Expect ~2% Fe in the Zn conc
Silica	percent										0.5	0.5	0.5	No assays for silica
Cadmium	percent										0.2	0.2	0.2	No assays for cadmium
Arsenic	percent							1.5	1.5	1.5				As assays may be understated
Antimony	percent													
Selenium	percent													
Mercury	grams/tonne													
Production														
Doré quantity	tonnes/year	31	84	47										
Concentrate quantity	dry tonnes/year							17,500	30,000	30,757	13,462	23,571	25,265	
Contained silver	thousand ounces/year	906	2,454	1,366				1,630	2,855	3,009	58	105	111	
Costs														
Capital	$ millions				44.3	0	0							1,000 t/d mill cost ~$26 million
Operating	$/tonne ore	17.63	17.63	17.63	11.12	11.12	11.12

Pincock, Allen & Holt	UPDATED & RESTATED	17.3
DE-00248 August 20, 2012

TABLE 17-3
First Majestic Silver Corp.
Del Toro Silver Mine
Ore-Processing, Principal Equipment List at Start-Up (1,000 tonnes/day sulfide ore)

Item	Size	General		Pb Flotation		Zn Flotation	
		Qty.	h.p. ea.	Qty.	h.p. ea.	Qty.	h.p. ea.
Crushing							
Ore receiving hopper	180 m3						
Apron feeder	4' X 30	1	25				
Jaw crusher	3054	1	200				
Loco Trac portable crushing system	LT 105	1					
Vibrating screen	8- x 16-ft	1	7.5				
Crushed-ore stockpile							
Sulfide ore	350 m3						
Oxide ore	350 m3						
Sulfide-Ore Grinding							
Apron feeder	4- x 10-ft	1	50				
Feed conveyor	40-inch x 100-ft	1	30				
Ball mill	10.5- x 14-ft	1	900				
Cyclone feed pumps	8x6	2	250				
Cyclones	D20L	2					
Oxide-Ore Grinding							
Flotation							
Conditioner	10- x 10-ft			1	15	1	15
Rougher flotation cells	Wemco 1000			2	75	2	75
Rougher-scavenger cell	Wemco 1000			1	75	1	75
First cleaner cells	Wemco 1000			2	75		
First cleaner cells	Wemco 500					1	30
Second cleaner cell	Wemco 500			1	30	1	30
Regrind circuit							
Regrind mill	7- x 11-ft			1	350		
Regrind cyclone feed pumps	8x6		125	2	75		
Regrind cyclones	D15			2			
Flotation air blower	??			1	50	1	50
Concentrate thickener	50-ft dia.			1	15	1	15
Concentrate filter	1.2 x 1.2 x 30			1		1	
Tailings thickener	100-ft dia.	1					
Tailings pumps		2	40				
Tailings filters	2.5 x 2.5 x 121	2					
Pressure filters blower	174 psi	1	40				
Leaching							
Leach tanks	50- x 54-ft	4	150				
Thickeners	125-ft dia.	2					
Tailings filters	2.5 x 2.5 x 121	2					
Pregnant solution tank	40- x 50-ft	1					
Pregnant solution filters	Auto-jet	3					
Deaeration towers	5' x 30'	1					
Vacuum pumps		2	30				
Zinc feeders		3					
Precipitate filters	1500 x 1500	3					
Precipitate dryer	holo flyte	1					
Induction furnaces	IPT 10	2	300 Kw		300 Kw

Pincock, Allen & Holt	UPDATED & RESTATED	17.4
DE-00248 August 20, 2012

FILTROS PASTAS SULFUROS
PM
POZO MONITOREO
AGUAS ABAJO
P13
Cañada El Cajon
DRENAJE DE AGUAS PLUVIALES
PM
POZO MONITOREO
AGUAS ARRIBA
Cañada El Cajon
Cañada El Cajon

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	*First Majestic Silver Corp.*	FIGURE 17-1 General Site Plan	July 2012
Project No. DE-00248	Project Name Del Toro Silver Mine		Drawing Name Fig.17-1.dwg

TANQUES DE AGUA
AREA: 780.000 M2
EL= +2464.260
PLUVIALES
BORDO INICIADOR
AREA DE PASTAS SULFUROS
BORDO INICIADOR
AREA DE PASTAS SULFUROS
FLOTACION
EL= +2424.000
P. DE ACARREO
AREA: 2424.1569 M2
ESPESADORES
AREA: 7515.1710 M2
EL= +VARIABLE
TRITURACION
EL= +2454.999
BOCAMINA SAN JUAN
PM
MONITOREO
ABAJO
MOLIENDA
AREA: 2539.0161 M2
EL= +2536.572
REACTIVOS
AREA: 800.000 M2
EL= +2445.000
CAMINO
CAMINO
DRENAJE DE AGUAS PLUVIALES
Cañada El Cajon
AGITADORES
AREA: 1440.000 M2
EL= +VARIABLE
PM
POZO MONITOREO
AGUAS ARRIBA

Project No. DE-00248

Drawing Provided by/Prepared for
First Majestic Silver Corp.

Project Name
Del Toro Silver Mine

FIGURE 17-2
Plant Layout

Date of Issue
July 2012

Drawing Name
Fig.17-2.dwg

will pass to a leach thickener followed by plate-and-frame filtering of the thickened underflow. Tailings from the filters will be dry stacked.

Pregnant solution recovered from the leach primary thickener will be processed through a conventional Merrill-Crowe circuit consisting of diatomaceous-earth pregnant-solution pressure filters, de-aeration towers, zinc-dust feeders, plate-and-frame precipitate filters, a precipitate dryer, and induction furnaces. The product will be doré bullion.

17.2.2	Sulfide-Ore Flotation Circuit

The flotation circuit will consist of a crushing and grinding circuit followed by sequential lead and zinc flotation. The rougher lead concentrate will be reground and subjected to two stages of cleaning. Zinc rougher concentrate will not be reground but will also be subjected to two stages of cleaning. Lead and zinc concentrates will be separately thickened and then filtered in plate-and-frame filters.

Flotation tailings will be filtered by plate-and-frame filters and dry stacked.

17.2.3	Tailings Storage

Separate storage areas will be provided for oxide and sulfide tailings.

Drawings indicate that oxide tailings will be stockpiled adjacent to the sulfide tailings in an area occupying about 30,500 m2, an area that can store about 1.5 Mt of tailings, less than the amount planned for process. Thus, additional area for storage of oxide tailings will be required over time unless space comes available in the sulfide tails storage area.

Sulfide tailings will be stockpiled in a small draw northwest of the plant occupying an area of about 37,500 m2, an area that can probably store about 2 million tonnes of tailings, insufficient to accommodate the total planned quantity of ore to be mined. However, plans are to use part or most of the sulfide tailings as backfill in the mine; if these plans materialize, the storage area may be adequate. Figure 17-3 shows the oxide and sulfide tailings layout.

Pincock, Allen & Holt	UPDATED & RESTATED	17.7
DE-00248 August 20, 2012

PRESA DE PASTAS LIX
CAP. 820,047
PRESA DE PASTAS FLOTACION
CAP. 642,764
EJE REF. Y - Y'

PRESAS DE JALES PARA PLANTA DE BENEFICIO UNIDAD MINERA DEL TORO

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	First Majestic Silver Corp.	FIGURE 17-3 Oxide and Sulfide Tailing Layout	July 2012
Project No. DE-00248	Project Name Del Toro Silver Mine		Drawing Name Fig-17-3.dwg

18.0	INFRASTRUCTURE

The infrastructure at Del Toro is well developed. Del Toro is accessible by paved highways from the cities of Durango (120 km) and Zacatecas (229 km), and is connected to the rest of México and the world via airports in Durango and Zacatecas. Local roads connect the mining district to various population centers within the region. The towns of Vicente Guerrero in the state of Durango (21,000 inhabitants sits at an elevation of 1,960 m) and Sombrerete in the state of Zacatecas (58,000 inhabitants at an elevation of 2,300 m) are located within 50 km from the Del Toro area. Approximately 4,000 inhabitants live in the town of Chalchihuites at an elevation of 2,270 m.

Numerous other towns and small villages are located within the mining district, such as José María Morelos (about 1,000 inhabitants), San José de Buena Vista (700 inhabitants), El Mineral de La Colorada (500 inhabitants), La Candelaria (500 inhabitants), Piedras Azules (400 inhabitants) and El Hormiguero (300 inhabitants). Labor workforce including miners is available in nearby mining cities and communities such as Fresnillo, Sombrerete and nearby villages.

Most of the labor requirements for Del Toro are readily available from these nearby communities, including specialized labor as miners and operators. The region includes farming and mining as traditional occupations in the region. Numerous major and minor mines have been operating in the area since the discovery of the mining district.

All basic facilities such as hotels, restaurants, telephone (including cellular), banking and postal services are available in most major population communities within the region.

Elementary and secondary schools are available in all medium to major cities within the region. Higher education institutions are established in Durango and Zacatecas cities.

18.1	Accessibility and Resources

Access to Del Toro from the City of Durango is by way of a 120 km along highway I-45 to the southeast past La Parrilla Silver mine. Driving time from Durango to Chalchihuites is about 2 ½ hours. Another route of access to Chalchihuites is via the city of Zacatecas by highway I-45 to the northwest at 170 km; or, from the city of Sombrerete a 50 km highway leads west to the village of Chalchihuites. Driving time from Zacatecas to Chalchihuites is about 3 hours. Railroad travel is available at the Gualterio rail road station located at 5 km from the village of Chalchihuites with communications to the rest of the Country.

FMS has built a 4 km peripheral access road to reach the location of the Del Toro mill avoiding traffic through the village of Chalchihuites.

Airports with service for international flights are available at Durango and Zacatecas cities, at 2 ½ hours and 3 hours driving distance respectively from Del Toro.

Pincock, Allen & Holt	UPDATED & RESTATED	18.1
DE-00248 August 20, 2012

Most supplies and materials are available for Del Toro operation from Durango, Zacatecas and Torreón cities where numerous providers of mining equipment and materials are established, such as oils, explosives, mechanical parts and specialized services for equipment maintenance. Additionally, FMS has established a well supplied warehouse of parts and materials for its operations including Del Toro. Reputable chemical laboratories are established in Durango, Guadalajara, and Zacatecas cities; additionally FMS has built its own central lab at La Parrilla which is in process for certification.

General equipment maintenance for preventive and corrective services at Del Toro will be carried out by FMS specialized personnel at the mine, while larger maintenance jobs will be carried out at FMS’s own central maintenance shop in Durango City with support from necessary suppliers.

18.2	Electric Power

Electric power is provided by the Comisión Federal de Electricidad (CFE) national grid. Currently a 34,000 KW power line is available to Del Toro. This energy will feed the Processing plant needs for the preliminary operation at 1,000 tpd. At a later stage a new power line with 115,000 KW capacity will be built and its construction is expected to be initiated by late 2012. The CFE already issued the permit for energy supply to the project, and land permits for construction of the new transmission line are in process.

18.3	Water

The Chalchihuites mining district is enclosed by the Huaynamota river basin in the western part of the state of Zacatecas near the border with the state of Durango. The Huaynamota River drains into the Santiago River at about 40 km to the northeast of the capital city of Tepic in Nayarit State. It drains about 5,250 km2 of the Chalchihuites region within the state of Zacatecas. Potable water is available to all the towns from water wells. The Chalchihuites area farmers also use water from the regional aquifers. Therefore, the permit for Del Toro was denied due to over-extraction of water in the region.

Therefore, FMS investigated other possible sources of water for the processing and reached an agreement of May 25, 2011 with the local authorities to install and operate for a period of 50 years a Water Treatment plant for the village of Chalchihuites waste waters shown in Figure 18-1. FMS proposed building and operating the plant in exchange for the use of all treated water in Del Toro processing plant. The installed capacity of the water treatment plant is 15 liters per second. An additional extension will be included by treating the water of another nearby village. The water treatment plant is already operating for testing purposes.

An additional source of water for Del Toro is the mine which is expected to generate water at depth. Currently at the San Juan mine, FMS is pumping about 9.5 l/s.

Pincock, Allen & Holt	UPDATED & RESTATED	18.2
DE-00248 August 20, 2012

PLANTA TRATADORA DE AGUAS RESIDUALES
PLACA BASE PLB-1
PLANTA Y SECCIÓN A-A' BASE PARA BOMBAS
norte
ORIENTA
LOCALIZACIÓN
1:10,000
DATOS DEL PREDIO
1:2,500
SECCIÓN LONGITUDINAL X-X'
SECCIÓN TRANSVERSAL Y-Y'
VISTA D-D' PASO DE ACCESO
SECCION PASO DE ACCESO C-C'
SECCION B-B' BASE PARA TANQUES

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	First Majestic Silver Corp.	FIGURE 18-1 Water Treatment Plant	July 2012
Project No. DE-00248	Project Name Del Toro Silver Mine		Drawing Name Fig.18-1.dwg

18.4	Other Facilities

FMS has designed Del Toro to be constructed and operated within the purchased land where the processing, offices, tailings storage facilities, and ancillary facilities are being built.

Pincock, Allen & Holt	UPDATED & RESTATED	18.4
DE-00248 August 20, 2012

19.0	MARKET STUDIES AND CONTRACTS

19.1	Summary

Three products will be produced by the Del Toro Silver Mine: doré bullion, lead-silver concentrate, and zinc concentrate. The doré should be easily marketable while marketability of the lead-silver and zinc concentrates will be impacted by varying quantities of impurities in the concentrates that could make them subject to smelter penalties. Close monitoring of deleterious elements contained in the ores being processed is crucial to assuring that smelter penalties are minimized, potentially through blending.

19.2	General

Three products will be marketed by Del Toro: doré metal, lead-silver flotation concentrate, and zinc flotation concentrate. The doré metal will be shipped to the Met-Mex Peñoles smelter at Torreón. Lead-silver and zinc flotation concentrates will be trucked to Manzanillo, a port on the Pacific coast of México. Freight, smelting, and refining (FSR) terms for both doré and concentrate used for the project are summarized in Table 19-1.

The doré from the oxide leach operation will be 93 percent silver with very minor gold content. The lead-silver concentrate is expected to contain about 3 kilograms per tonne of silver and about 35 percent lead. The zinc concentrate is expected to contain about 48 percent zinc and about 0.2 kg/tonne of silver. The silver content of the zinc concentrates is low so that only about half the contained silver will be paid for.

It is likely that the lead-silver concentrates will carry impurities that will be penalized at the smelter. The project assumes that the only penalty in the lead-silver concentrate will be arsenic and that the arsenic content will be on average about 1.5 percent. There are several multi-element analyses of the concentrates to indicate the presence of other problematic impurities, such as cadmium, antimony and mercury that may also be subject to penalties.

Pincock, Allen & Holt	UPDATED & RESTATED	19.1
DE-00248 August 20, 2012

TABLE 19-1
First Majestic Silver Corp.
Del Toro Silver Mine
Product Marketing; Freight, Smelting, and Refining (FSR) Terms

Parameter	Units	Value	Comments
Doré Refining
Freight cost	$/kilogram doré	1.33	Shipped to Torréon
Insurance cost	$/kilogram doré	3.06
Refining cost	$/kilogram doré	11.32
Assaying and representation	$/kilogram doré	0.33
Total FSR	$/kilogram doré	16.04
Payables
Silver	percent	99.5
Gold	percent	99.5
Lead Concentrate FSR
Freight cost	$/dry tonne	52.15	Shipped to Manzanillo
Insurance cost	$/dry tonne	1.51	$40,800/year
Smelting charge	$/dry tonne	340
Smelting premium	$/dry tonne	68.42	$0.10 per dry tonne per $ metal price above $1,300/tonne
Penalties	$/dry tonne	25	$2.50/0.1%>0.5% As
Silver refining ($1.50/oz)	$/dry tonne	146
Assaying and representation	$/dry tonne	0.2	$4,320/year
Total FSR	$/dry tonne	633.28
Payables
Silver	percent	95
Lead	percent	95	5% deduct; normally have 3% minumum deduct
Zinc Concentrate FSR
Freight cost	$/dry tonne	55.25	Shipped to Manzanillo
Insurance cost	$/dry tonne	2.72	$40,800/year
Smelting charge	$/dry tonne	250
Smelting premium	$/dry tonne	117	$0.15 per dry tonne per $ metal price above $1,200/tonne
Penalties	$/dry tonne	-
Assaying and representation	$/dry tonne	0.3	$4,320/year
Total FSR	$/dry tonne	425.27
Payables
Silver	percent	70	30% deduct, no minimum; normally have 3.5 oz/tonne minimum
Zinc	percent	85	15% deduct; normally have 8% minumum deduct

Pincock, Allen & Holt	UPDATED & RESTATED	19.2
DE-00248 August 20, 2012

20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

All mining and environmental activities in México are regulated by the Dirección General de Minas and by the Secretaría de Medio Ambiente y Recursos Naturales (SEMARNAT) from México City, under the corresponding Laws and Regulations. All minerals below surface rights lie with the State, while surface rights are owned by “ejidos” (communities) or private individuals, allowing them the right of access and use of their land.

Environmental regulations in effect for exploration activities are established within the Norma Oficial Mexicana NOM-120-ECOL-1997 (NOM-120). Under NOM-120 all exploration programs are required to be reported to the corresponding regional SEMARNAT office. The exploration programs are required to state dates of initiation and completion. NOM-120 includes guidelines, requirements and allowance for surface disturbance during the exploration developments and reclamation upon completion of the programs, including dimensions and characteristics for the roads of access, drilling sites, mine workings, etc. It establishes area of disturbance allowed per mining concession hectare.

The Del Toro Silver Mine is located in the municipality of Chalchihuites, State of Zacatecas; therefore, all environmental compliance and permitting for Del Toro corresponds to Delegación Federal in the State of Zacatecas.

Surface rights within Del Toro holdings are owned by Ejido Chalchihuites and private landholders including Ramón Castillo, Miguel Rodarte, Joaquín Barboza and Familia Ríos. FMS has acquired 130.3 hectares of private land for plant installations including tailings storage facilities. The Mexican Mining Law includes provisions that permit the use of surface rights for development of projects that are of general economic interest, including mining operations.

20.1	Environmental Studies

FMS submitted the “Manifestación de Impacto Ambiental Modalidad Particular (MIA)” or Environmental Impact Statement (EIS) as document No. SEMARNAT-04-002-A to the Federal Agency responsible for environmental matters (Delegación Federal de la Secretaría de Medio Ambiente y Recursos Naturales) on September 25, 2009, applying for authorization for the change of use of land from forest to the “Del Toro Mining Project for Construction and Operation of a Processing Plant and Tailings Storage Facilities in the municipality of Chalchihuites, State of Zacatecas” which will be developed within land surface of 129.5948 hectares, and on a surface that will be affected covering 9.8697 hectares. The EIS and permits were approved by SEMARNAT for Del Toro at an operating capacity of 2,000 tpd and metallurgical processing plant by flotation.

Pincock, Allen & Holt	UPDATED & RESTATED	20.1
DE-00248 August 20, 2012

SEMARNAT personnel carried out a technical site visit on November 5, 2009 to validate location, current conditions, and the information provided by FMS.

On December 4, 2009, SEMARNAT granted approval for Del Toro. The approval is subjected to terms and conditions as established in the document. These include the usual requirements for protection of the environment including soil, vegetation, wildlife and, upon mine closure, reclamation of the land including razing of all metallic and concrete structures and reclamation of the land to similar or better conditions as the original configuration without sharp slopes.

The MIA (EIS) was authorized for a period of 10 years which may be extended upon fulfilment of the terms and conditions and by simple application submitted a minimum of 30 days prior to its deadline.

FMS must present to SEMARNAT semi-annual reports on the site’s actual environment conditions including observance of areas of major activities such as crushing, milling, areas where chemical products are in use, etc. Upon presentation of the first semi-annual report by FMS a Mine Closure plan must be submitted including estimated costs.

20.2	Permitting

According to Mr. José Luis Hernández Santibañez, FMS Environmental Manager as of April 4, 2012, the following permits have been approved by the corresponding authorities for Del Toro:

1.	Environmental Impact Assessment (Manifestación de Impacto Ambiental EIA). Approved on December 4, 2009, under document No. DFZ152-203/09/1734.

2.	Change of Use of Soil (Cambio de Uso de Suelo). Approved on January 15, 2010, under document No. DFZ152-201/10/0078.

3.

Concession for the use of underground water (Concesión de Aprovechamiento de Agua Subterránea). On December 3, 2009, application for permit to use 500,000 m3 per year was presented to the authorities. FMS purchased the land where the water well was going to be drilled according to recommendations of geo-hydrological study. The permit was denied due to over-exploitation of the aquifer. FMS negotiated an agreement with the Village of Chalchihuites to design and install a water treatment plant to process the village’s used waters which then would be used for Del Toro processing plant. FMS purchased land for the plant installation which has been constructed and is now running tests. If the results are positive the Del Toro processing plant will have sufficient water for its needs.

4.	FMS Plata at Del Toro, now FM Del Toro, was registered as generator of dangerous substance residues. It was registered on August 30, 2011, under No. NRA:FMRR63200911 and No. 32/EV-0052/08/11.

Pincock, Allen & Holt	UPDATED & RESTATED	20.2
DE-00248 August 20, 2012

5.

Application for authorization of change of the use of soil for growth workings, infrastructure, and control of the previously authorized project covering a total surface of 119.7148 hectares (Solicitud de Autorización para Cambio de Uso de Suelo para Obras de Crecimiento, Infraestructura y Amortiguamiento del Proyecto ya Autorizado). The application was applied for on August 31, 2011 under registration No. 32/DS-0103/08/11. It was approved under document No. DFZ152-201/11/1520 on November 24, 2011.

6.

Application for authorization of the MIA for enlargement of Del Toro (Cyanidation plant, plant for treatment of residual waters and pipelines (Solicitud de Autorización de MIA para Ampliación del Proyecto Del Toro - Planta de Cianuración, Planta de Tratamiento de Aguas Residuales y Tuberías). This application was applied on September 6, 2011, under registration No. 32/DM-0093/09/11. Upon review of the MIA for enlargement of Del Toro, SEMARNAT required some clarifications and additional information which was presented by FMS on April 27, 2012. Approval is pending.

20.3	Mine Closure, Remediation and Reclamation

On January 15, 2010, the Ministry of Environment (Secretaría del Medio Ambiente y Recursos Naturales) through its “Federal Delegación” in the State of Zacatecas issued resolution NRA: FMRR63200911 authorizing the change of use of land for the 9.88 hectares to be affected by FMS from forest use to development of Del Toro “Unidad Minera Del Toro” located in the municipality of Chalchihuites, State of Zacatecas.

The “change of use of the land” authorization requires inclusion of a General Plan for Restitution of the Site (Plan General de Restitución del Sitio) in accordance to the program of activities for the processing plant and tailings storage facilities presented by FMS in the Environmental Impact Statement. This Plan was presented in May, 2012 as part of the First semi-annual Report on the activities carried out in Del Toro, from the date of authorization of the EIS and in agreement with SEMARNAT due to delays on Del Toro development from the EIS authorized dated on January 15, 2010.

This authorization also required the estimated cost for re-forestation of the affected land to be deposited, in the “Forestal Mexicano” fund for the amount of M$314,416 to cover compensation for reforestation and maintenance of the affected eco-system for a total of 34.58 hectares. On November 24, 2011, an authorization was issued for re-forestation of additional surface for the Del Toro Expansion and Infrastructure for a total of 119.7148 hectares including a deposit in the “Forestal Mexicano” fund for M$7,364,913. These two payments were made before the authorization was issued. The authorizations included lists and a number of different species to be re-established within the affected land.

Due to the revised MIA required for enlargement of Del Toro, and to the fact that there was no significant activity in Del Toro after approval of the MIA in 2009 until about 2011, the presentation of the Mine Closure Plan was also postponed by approximately one year. This time extension for presentation of the Mine Closure Plan was approved by both SEMARNAT and PROFEPA. The Mine Closure Plan is under preparation by FMS for presentation during the month of August 2012.

Pincock, Allen & Holt	UPDATED & RESTATED	20.3
DE-00248 August 20, 2012

20.4	Social or Community Impact

FMS operates Del Toro under the principle of “Sustainable Development”, which is stated as follows:

“Sustainable Development is development that meets the needs of the present without compromising the ability of the future generations to meet their own needs. It contains within it two key concepts:

  The concept of needs, in particular the essential needs of the world’s poor, to which overriding priority should be given; and the idea of limitations imposed by the state of technology and social organization on the environment’s ability to meet present and future needs.”

“FMS is committed at the Del Toro project to promote: plan, execute and evaluate sustainable development actions, instilling the most solid corporate values for the benefit of FMS employees, the communities where FMS works and in general to contribute to the improvement of the living conditions of our planet.”

As at June 30, 2012, FMS has invested over $1.0 million in benefits for the Chalchihuites village community including:

  Design and construction of a water treatment plant with capacity to treat 11 liters per second (39.6 m3 per hour). FMS purchased the land where the plant has been built. The plant is in the process of testing and is expected to be operational by September 2012;

  Support to the Chalchihuites school with computers and internet communications; and

  Refurbishing a sport center for the community.

  The Del Toro Silver Mine will hire about 600 direct employees and workers for mine, plant and administration and it will generate an estimated 1,800 indirect jobs.

Pincock, Allen & Holt	UPDATED & RESTATED	20.4
DE-00248 August 20, 2012

21.0	CAPITAL AND OPERATING COSTS

Capital and operating costs were last estimated for the Del Toro Silver Mine by FMS engineers as at June 30, 2012. The estimated costs for both are summarized in this section of the report.

21.1	Capital Costs

Construction and development of the project is underway and through June 30, 2012 a total of $23.8 million had been spent, of which $10.3 is exploration and development, and $2.6 is advance deposits on the Phase 2 cyanidation plant to keep it developing on its 2013 timeline. The estimated spending on the Phase 1 – Flotation Plant, from January 2012 will be about $58.5 million before startup of the flotation plant in late 2012, and the total estimated plant expenditures (from January 2012) by full production in January 2014 are expected to be $118.3 million. FMS has added 5 percent contingencies to the capital costs, which brings the total investment before full production to $124.2 million. A summary of the capital costs estimated for bringing the Del Toro Silver Mine on stream is shown in Table 21-1.

TABLE 21-1
First Majestic Silver Corp.
Del Toro Silver Mine
Pre-Production Capital Expenditure Estimate

Direct Capex	YEARS			TOTALS
	2012	2013	2014
Mine Development	$5,259,339	$3,707,559	$1,322,283	$10,289,181
Exploration	$4,000,000	$2,000,000	$2,000,000	$8,000,000
San Francisco Shaft and
Mine Equipment	$12,510,000	$7,715,000	-	$20,225,000
Process Plant	$32,227,500	$44,345,295	-	$76,572,795
Total Direct Field Costs	$53,996,839	$57,767,854	$3,322,283	$115,086,976
Indirect Field Capex (Process + Mine)
Owner Costs	$1,200,000	-	-	$1,200,000
First Fills (Process + Mine)	$500,000	$1,000,000	$500,000	$2,000,000
Total Indirect Costs	$1,700,000	$1,000,000	$500,000	$3,200,000
Total Capital Expenditures	$55,696,839	$58,767,854	$3,822,283	$118,286,976
Contingencies @ 5%	$2,784,842	$2,938,393	$191,114	$5,914,349
TOTALS	$58,481,681	$61,706,247	$4,013,397	$124,201,325

FMS’s engineers have also estimated the sustaining capital requirements for the project. These consist of capitalized mine development work, replacement equipment, major mobile equipment overhauls, and other capital projects. No contingencies have been included in the sustaining capital estimates. A summary of the estimated LOM sustaining capital estimates is shown in Table 21-2.

PAH believes that the capital cost estimates for both pre-production activities and sustaining capital are reasonable and achievable.

Pincock, Allen & Holt	UPDATED & RESTATED	21.1
DE-00248 August 20, 2012

TABLE 21-2
First Majestic Silver Corp.
Del Toro Silver Mine
LOM Sustaining Capital

CATEGORY				YEARS					TOTALS
	2012	2013	*2014	2015	2016	2017	2018	2019
Mine Development	-	-	-	$1,126,476	$1,084,240	$1,084,240	$1,084,240	$606,061	$4,985,257
Exploration	-	-	-	$2,000,000	$2,000,000	$2,000,000	$1,500,000	-	$7,500,000
Mine Equipment	-	-	$702,000	$200,000	$1,732,000	$540,000	$478,000	-	$3,652,000
Plant Equipment	-	-	$200,000	$150,000	$150,000	$150,000	$150,000	-	$800,000
Site Reclamation	-	-	-	-	-	$150,000	$150,000	$50,000	$350,000
Tailings pond Lifts	-	-	$150,000	$150,000	$150,000	$150,000	$150,000	$100,000	$850,000
Mine Closure	-	-	-	-	-	-	-	$2,000,000	$2,000,000
TOTALS	-	-	$1,052,000	$3,626,476	$5,116,240	$4,074,240	$3,512,240	$2,756,061	$20,137,257

Pincock, Allen & Holt	UPDATED & RESTATED	21.2
DE-00248 August 20, 2012

21.2	Operating Costs

PAH has calculated total operating costs for the Del Toro operations, based on costs and other data provided by FMS engineers. The costs are based on 2014 estimated costs, after startup of both process circuits in the process plant have been in full operation the entire year. FMS engineers calculated site operating costs chiefly from actual Del Toro results during the exploration and development phase of the project, but also on costs from other FMS operations, mainly those of the nearby La Parrilla unit.

The total calculated operating cost for oxide ores including down stream processing (doré smelting & refining) was calculated at about $40.47 per tonne milled. The operating cost calculated for sulfide ores, including concentrate freight, smelting and refining charges and contaminant penalties is $70.09 per tonne milled. A summary of the operating costs is shown in Table 21-3. PAH believes that the operating costs as shown in Table 21-3 are reasonable and achievable.

TABLE 21-3
First Majestic Silver Corp.
Del Toro Silver Mine
*Estimated Unit Operating Costs

Cost Area	Unit Cost Per Tonne Milled ($/tonne)
SULFIDES (660,000 tonnes)
Mine	$19.88
Milling	11.12
Site G&A	1.52
Freight & Insurance	4.07
Smelting, Refining, Penalties	33.5
Sub-Total Sulfides	$70.09
OXIDES (660,000 tonnes)
Mine	$19.99
Milling	17.63
Site G&A	1.52
Smelting, Refining	1.33
Sub-Total Oxides	$40.47
Average Cost SULFIDES + OXIDES	$55.28

*Basis is 2014 Costs after total startup is achieved

Pincock, Allen & Holt	UPDATED & RESTATED	21.3
DE-00248 August 20, 2012

22.0	ECONOMIC ANALYSIS

FMS prepared and provided to PAH a cash flow based on LOM estimates from 2012 to 2020 including processing facilities for oxides and sulfides mineralization. Projected gross revenues are $911.6 million, cumulative cash flow from operations are $410.9 million, and net cumulative cash flow results are $266.6 million after including capital costs that total $146.2 million inclusive of LOM sustaining capital.

22.1	Assumptions

Estimated assumptions for the Del Toro Silver Mine are based on the following parameters:

Mineral Reserves estimated for the Del Toro Silver Mine:

The Mineral Reserves estimates are based on Measured and Indicated resources only.

Underground methods with average mine recovery at 82 percent for sulfides, and 90 percent for oxides.

Sulfides (San Juan Deposit 3, Perseverancia, San Nicolás, Dolores) = 4.9 million tonnes with average grade: 182 g/t Ag; 3.03 percent Pb; 3.0 percent Zn; Traces Au.

Oxides (San Juan Deposits 1 and 2) = 3.0 million tonnes with average grade: 144 g/t Ag; Traces Au.

Processing:

Sulfides by flotation initiating in 4Q 2012 at 1,000 tpd.
Oxides by cyanidation at 1,000 tpd initiating in 4Q 2013.

Estimated Metallurgical Recoveries:

Sulfides: Ag @ 79 percent; Pb @ 53 percent ; Zn @ 57 percent;
Oxides: Ag @ 81 percent.

Scheduled annual production at full capacity 1,320,000 tonnes.

Expected annual production to reach 7.2 million silver equivalent ounces in 2014, and 9.0 million silver equivalent ounces in 2018 at a cash cost of $7.05 per ounce of silver on a by-product basis.

Estimated Capital Costs at $124.2 million including 5 percent contingency costs in addition to $20.1 million in sustaining capital including $2.0 million for mine closure.

Pincock, Allen & Holt	UPDATED & RESTATED	22.1
DE-00248 August 20, 2012

  Estimated Operating Costs per tonne of processed reserve $70.09/tonne of sulfides, and $40.47/tonne of oxides including mine, milling, smelter and refining charges, freights, and G&A.

  Metal prices considered at: Ag - $25.00/oz; Pb - $0.90/lb; Zn - $0.90/lb; Au - $1,600/oz.

22.2	NPV, IRR, and Payback Period

Based on the above assumptions and the cash flow estimates the Del Toro Silver Mine economics results as follows:

  Net Present Value is $191.1 million at a 5 percent discount rate.
  Internal Rate of Return (IRR) is 49 percent.
  Payback Period is 3.5 years.
22.3	Taxes, Royalties, and Other Encumbrances

Applicable taxes considered in the cash flow analysis include the corresponding taxes for México:

  Profit sharing (Repartición de Utilidades) at 10 percent.
  Corporate tax rate at 30 percent for 2012, decreasing to 29 percent in 2013 and to 28 percent from 2014 forward.

No other royalties or encumbrances are applicable to the Del Toro Silver Mine operation.

22.4	Sensitivity

The development of the Del Toro Silver Mine under the above assumptions and parameters is most sensitive to the silver prices and it is moderately sensitive to capital expenditures.

Table 22-1 shows a summary of the cash flow estimated for the Del Toro Silver Mine showing robust economic results. Figure 22-1 shows the sensitivity graph.

In PAH’s opinion FMS production and economic projections for Del Toro appear to be reasonable and achievable according to the program schedule and assumptions considered. The Del Toro Silver Mine is under development with significant advancement in mines preparation and in the construction of foundations for the processing plant facilities. Permits and land acquisition have been completed (cyanidation plant permit is in process) including design and construction of a water treatment plant at the village of Chalchihuites. The treated water will be used by FMS for the processing plant and it will be complemented with water generated at depth in the San Juan mine.

Pincock, Allen & Holt	UPDATED & RESTATED	22.2
DE-00248 August 20, 2012

TABLE 22-1
First Majestic Silver Corp.
Del Toro Silver Mine
Cash Flow Analysis

	2012	2013	2014	2015	2016	2017	2018	2019	Totals
Cyanidation
Tonnes	0.00	240,000	660,000	660,000	660,000	468,619	348,742	0.00	3,037,361
Ag grade g/t	0.00	146	141	141	141	144	159	0.00	144
Au grade g/t (estimated)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Silver Ounces	0.00	906,359	2,453,606	2,453,606	2,453,606	1,759,341	1,365,911	0.00	11,392,430
Total Silver Eq Ounces	0.00	907,551	2,457,741	2,457,741	2,457,741	1,761,904	1,366,393	0.00	11,409,071
Flotation
Tonnes	82,000.00	350,000	660,000	660,000	660,000	851,381	971,258	707,417	4,942,056
Ag grade g/t	176.28	184	176	176	185	186	187	175	182
Au grade g/t (estimated)	0.11	0.09	0.11	0.11	0.09	0.09	0.09	0.11	0.10
Zn grade (%)	2.94	3.04	2.94	2.94	3.05	3.06	3.07	2.91	3.00
Pb grade (%)	2.87	3.12	2.88	2.88	3.15	3.17	3.19	2.82	3.03
Total Silver Ounces	367,584	1,688,022	2,959,590	2,959,590	3,219,400	4,172,111	4,786,923	3,120,243	23,273,462
Total Silver Eq Ounces	583,112	2,688,175	4,694,994	4,694,994	5,129,853	6,649,471	7,631,557	4,945,335	37,017,491
Total Silver Eq. Oz Cyan+Flot	583,112	3,595,726	7,152,735	7,152,735	7,587,594	8,411,375	8,997,950	4,945,335	48,426,561
Metals Receipts
NSR Oxides	0	22,224,537	60,186,754	60,186,754	60,186,754	43,146,445	33,460,200	0	279,391,443
NSR Sulfides	9,973,327	45,871,276	80,311,717	80,311,717	87,500,465	113,245,287	130,260,176	84,741,060	632,215,025
Net Revenues	9,973,327	68,095,813	140,498,471	140,498,471	147,687,219	156,391,732	163,720,375	84,741,060	911,606,468
Operating Costs
Operating Costs	2,672,001	20,849,517	47,210,291	47,210,291	47,210,291	45,964,178	45,183,644	22,997,989	279,298,203
Freight & Insurance	354,388	1,810,709	3,280,898	3,280,898	3,576,055	4,393,004	4,674,387	3,012,012	24,382,351
Total Costs	3,026,388	22,660,226	50,491,190	50,491,190	50,786,346	50,357,182	49,858,031	26,010,001	303,680,554
Operating Profits	6,946,938	45,435,587	90,007,282	90,007,282	96,900,873	106,034,550	113,862,344	58,731,058	607,925,914
Depreciation	0	5,291,500	6,412,300	6,412,300	6,412,300	5,762,300	5,387,300	5,387,300	41,065,300
Earning Before Tax	6,946,938	40,144,087	83,594,982	83,594,982	90,488,573	100,272,250	108,475,044	53,343,758	566,860,614
PTU	692,933	4,006,403	8,345,319	8,345,319	9,033,698	10,007,529	10,802,769	5,319,223	56,553,193
ISR	684,693	8,722,344	22,245,102	21,030,205	22,957,665	25,491,646	27,445,645	11,869,049	140,446,348
Net Earnings (Loss)	5,569,313	27,415,340	53,004,561	54,219,457	58,497,210	64,773,075	70,226,630	36,155,487	369,861,073
Depreciation (+)	0	5,291,500	6,412,300	6,412,300	6,412,300	5,762,300	5,387,300	5,387,300	41,065,300
Operating Cash Flow	5,569,313	32,706,840	59,416,861	60,631,757	64,909,510	70,535,375	75,613,930	41,542,787	410,926,373
CAPEX
Mine Development	5,259,339	3,707,559	1,322,283	0	0	0	0	0
Exploration	4,000,000	2,000,000	2,000,000	0	0	0	0	0
Mine Equipment & Infrastructure	12,510,000	7,715,000	0	0	0	0	0	0
Process Plant	32,227,500	44,345,295	0	0	0	0	0	0
Owners Costs	1,200,000	0	0	0	0	0	0	0
Initial FIL (Process + Mine)	500,000	1,000,000	500,000	0	0	0	0	0
Contingencies	2,784,842	2,938,393	191,114	0	0	0	0	0
Sustaining Capital	0	0	1,052,000	3,626,476	5,116,240	4,074,240	3,512,240	2,756,061
Total CAPEX	58,481,681	61,706,247	5,065,397	3,626,476	5,116,240	4,074,240	3,512,240	2,756,061	144,338,581
Net Cash Flow	-52,912,369	-28,999,407	54,351,464	57,005,281	59,793,270	66,461,136	72,101,690	38,786,726	266,587,791
Cumulative	-52,912,369	-81,911,775	-27,560,312	29,444,969	89,238,240	155,699,375	227,801,065	266,587,791

Pincock, Allen & Holt	UPDATED & RESTATED	22.3
DE-00248 August 20, 2012

SENSITIVITY ANALYSIS NPV
(10% DISCOUNT RATE)
NET PRESENT VALUE (US MILLION DOLLARS)
VARIATIONS
250
230
210
190
170
150
130
110
90
70
50
30
-0.3
-0.2
-0.1
0
0.1
0.2
0.3
234.5819233
202.2006797
169.8194334
169.5914007
158.8736619
148.1559232
137.4381844
126.7204457
116.0027069
105.2849682
105.0569319
72.74054078
40.7326463
Ag. PRICE
Ag RECOVERIE (VAR 10:1 %)
Ag RECOVERY (VAR 10:1 %)
Pb RECOVERY (VAR 10:1 %)
Zn RECOVERY (VAR 10:1 %)
CAPEX

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	***First Majestic Silver Corp.***	FIGURE 22-1 Sensitivity Analysis	July 2012
Project No. DE-000248	Project Name Del Toro Silver Mine		Drawing Name Fig.22-1.dwg

23.0	ADJACENT PROPERTIES

No other active properties currently exist adjacent to the Del Toro Silver Mine. Several old mine workings, including: La Esmeralda, Magistral, El Zinc, El Carmen, Lourdes, Las Cotorras, La Nueva India, Tayoltita, San Nicolás, Huitrón and La Verdiosa are located within or adjacent to the Del Toro holdings. Some of these exploration targets have already been investigated by FMS with preliminary studies to define the areas of greatest interest within the mining district, such as La Verdiosa. FMS has consolidated ownership of the areas surrounding the Perseverancia, San Juan, Dolores and San Nicolás mineral deposits.

The mining concessions acquired by FM Del Toro as the group of claims at San Juan and at Perseverancia areas and other adjacent areas include 19 contiguous claims in addition to two other claims at Dolores, and one adjacent claim, Tayoltita which is under registration for change of ownership to FMS at the Mining Department, with total coverage of 399 hectares (986 acres). These claims have been transferred to FM Del Toro and are in the process to be properly registered at “Dirección General de Minas” in accordance to the Mining Law requirements.

Two other mining concessions owned by third parties are enclosed by FM Del Toro claims. No other mines exist nearby the Del Toro property.

Other regional mining districts located near the Del Toro Silver Mine are the following:

  La Colorada mine, owned and operated by Pan American Silver is located about 18 km to the SE from the Del Toro area, and

  The San Martín/Sabinas/Tocayos mining district, with mines operated by Grupo México, Fresnillo and others near the city of Sombrerete, Zacatecas, at about 35 km to the NE from Del Toro. Mineralization of the Sombrerete mining district is similar to that at the Del Toro deposits and it consists of skarn deposits with silver/lead/zinc mineralization.

Figure 23-1 shows the Del Toro Silver Mine area and other regional mining districts.

Surface rights for installations, waste dumps, tailings, and some of the mines within the region of Del Toro, have been obtained by FM Del Toro in a purchase agreement of surface rights from private property owners, covering 216.31 hectares. This includes land in the town of Chalchihuites for the Water Treatment Plant and 205.7148 hectares of permitted land coverage for Processing Plant, Tailings storage, and Ancillary facilities.

Pincock, Allen & Holt	UPDATED & RESTATED	23.1
DE-00248 August 20, 2012

La Colorada
Panamerican Silver
25 M oz Ag
San Martin
G. México
400 M oz Ag
Sabinas
Peñoles
47 M oz Ag
Del Toro Silver
La Parrilla mine

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	*First Majestic Silver Corp.*	FIGURE 23-1 Del Toro Silver Regional Mining District	July 2012
Project No. DE-000248	Project Name Del Toro Silver Mine		Drawing Name Fig-23-1.dwg

24.0	OTHER RELEVANT DATA AND INFORMATION

The Del Toro Silver Mine is located within the Chalchihuites mining district which was discovered by Colonial explorers in the sixteenth century, when many of the mining districts in the region were discovered, such as Zacatecas, Fresnillo, San Martín/Sabinas/Tocayos near Sombrerete, Cerro del Mercado, La Colorada, etc.

Historical production for the San Juan and Perseverancia mines within the Del Toro holdings is estimated in about 7.0 million ounces of equivalent ounces silver including lead and zinc mineralization. Other regional mines such as San Martín under operation by Grupo México, Sabinas by Peñoles, La Colorada by Pan American Silver and Tocayos by Fresnillo have estimated records of silver production of about 500 million ounces according to information provided by FMS.

Mineral deposits at the Del Toro Silver Mine, under exploration and development include the San Juan, Perseverancia, San Nicolás, and Dolores, which consist of mineralized structures, breccia pipes, veins and stockwork zones that have been partially developed to depths of less than 200 m at the Perseverancia area and down to about 300 m at the San Juan area, while at other mines of similar geologic environments within the region, such as the San Martín/Sabinas and La Colorada, the ore deposits have been developed and are under current mining extraction from depths greater than 700 m.

Current mine development and preparation within the Del Toro Silver Mine include the San Juan Deposits Nos.1 and 2 whose access ramp has reached at depth including preparations for extraction, while drill intercepts have extended the geologic potential, the deepest known ore is presently in Orebody 3 which is 560 m from surface. Elevation at the bottom of the zinc orebody is 1915 m, which is some 560 m from surface. At the Perseverancia area the two known “high-grade” breccia pipes have been intercepted about 50 m below their currently known depth and the access ramp is close to reaching the currently known depth of previous mine workings. Historic mining works are 187 m from surface down to the 31 level. The chimneys have been explored at a depth of 300 meter with drill holes, but are registered with geophysical anomalies for about another 400 m, and will be explored from the level 22 underground. Workings at the Perseverancia ramp also discovered the San Nicolás vein deposit which is now under development by two drifts.

In PAH’s opinion, numerous outcropping mineralized structures and alteration zones within the Chalchihuites mining district and in the Del Toro land holdings still remain to be explored.

Pincock, Allen & Holt	UPDATED & RESTATED	24.1
DE-00248 August 20, 2012

25.0	INTERPRETATION AND CONCLUSIONS

25.1	Interpretation

Del Toro is located within the prolific silver producer old mining district of Chalchihuites. It has a well established infrastructure. It consists of a typical Mexican mining district developed historically by Prospectors (Gambusinos) into small to medium scale mining operations. Typically, no exploration investigations were carried out in these mining districts, other than follow up on the oxidized and “high-grade” mineralized structures. Development of these mines was dependent on metal’s prices or other local issues.

Modern exploration investigations within these old mining districts often result in the discovery of significant mineral deposits, as was the case in Guanajuato, Fresnillo, Ocampo, Zacatecas, Sombrerete, etc.

FMS’s exploration programs are based on investigating old mining districts; therefore, its rate of success for discovering new mineral deposits has resulted in a higher-than-average rate of success.

Del Toro is located within a mineralized region where a pluton, the Chalchihuites intrusive is in contact with carbonaceous sedimentary rocks originating in a broad metasomatic zone with skarn, in addition to subsequent hydrothermal mineralizing events, that have developed favorable geologic and structural conditions for mineral deposition within the district. These mineral deposits are associated or enclosed by the regional intrusive stock, stockwork zones, breccia zones and vein structures. Similar geologic conditions exist in the mining districts of San Martín/Sabinas, near Sombrerete; at La Colorada, near Chalchihuites; at Fresnillo; at Zacatecas; at Concepción del Oro; at Peñasquito; at La Parrilla; and at Naica, all within the States of Zacatecas, Durango, and Chihuahua, México.

Partial records of historic production at Del Toro’s San Juan and Perseverancia deposits indicate a total extraction of approximately 200,000 tonnes for ore, containing about 7.0 million ounces of silver equivalent including important contents of lead, zinc, and copper mineralization. This historic production was primarily estimated by FMS from the volume of old workings and some production records.

FMS has advanced Del Toro to a property in development stage. FMS’s Del Toro consists of an advanced property for which pre-feasibility studies have been completed. It consists of hydrothermal polymetallic deposits containing silver/lead/zinc in oxides in the upper parts and in sulfides at depth. FMS exploration, preparation and development program for Del Toro is focused on the investigation of the four main mineral deposits within the mining district; San Juan which includes four mineral concentrations (Deposits 1, 2, 3 and Zinc); Perseverancia including two mineralized breccia zones; the Dolores vein deposit and San Nicolás which appears to show evidences of one breccia zone and disseminated mineralization associated to the main vein deposit. Other areas of interest within the project’s concessions will be explored in future programs.

Pincock, Allen & Holt	UPDATED & RESTATED	25.1
DE-00248 August 20, 2012

The Environmental Impact Study (EIS) has been approved and permits for change of the use of land have been granted. Development and construction of the mines at San Juan and Perseverancia, the sulfide processing plant, and ancillary facilities for Del Toro are in progress. The sulfide processing plant is scheduled to initiate operations at a rate of 1,000 tonnes per day by year end 2012 and ramp up to a capacity of 4,000 tonnes per day by mid-2014. Mineral Reserves are estimated based on Measured and Indicated Mineral Resource estimates for the Del Toro pre-feasibility evaluations indicating a LOM of about 6.5 years.

Currently, Del Toro is in an advanced development and construction stage, with milling production from the sulfide orebodies of the mines, especially San Juan, scheduled to start in the fourth quarter of 2012, when construction of the milling and flotation process plant are scheduled for completion. The engineers have also scheduled production from the San Juan Mine oxide orebodies during 2012, but the ore cannot be processed until later in 2013, when the cyanide counter-current decant and Merrill Crowe circuits have been constructed, and permitted, and are ready for operation.

FMS’s LOM production plan is based on ramping up sulfide ore production from 82,000 tonnes in 2012 (3 months of milling) to 660,000 tonnes by 2014. Likewise, oxide production will increase from the 240,000 tonnes in 2013, to 660,000 tonnes in 2014.

Since 2010, additional surface diamond drilling and other surface geological work, plus direct mine exploration work has been underway in the San Juan, Perseverancia, San Nicolás and the Dolores Mines. Most underground work to date has consisted of development of a main access decline for each mine, and in the case of Perseverancia, refurbishing an old shaft for ore and waste hoisting. Through June 30, 2012, about 9,850 m had been driven in exploration and development headings in the various Del Toro mines. The pre-production development programs including the development and construction of the San Francisco Shaft for the San Juan Mine will be on-going throughout the remainder of 2012 and 2013.

FMS project planning engineers scheduled the mine development for each mine’s LOM. The total development requirement excluding the shaft pilot hole, ventilation and other boreholes is 12,950 m. Also, excluded in the development totals are the mine workings needed to develop and construct the San Francisco Shaft Project.

Two ore types will be processed at Del Toro: oxides and sulfides. The oxides will only come from San Juan Orebodies 1 and 2; the sulfides will be predominantly from San Juan Orebody 3 (about 80 percent) with the remainder from a combination of Perserverancia, San Nicolás, and Dolores. The oxide ore will be subjected to cyanide leaching to produce doré; the sulfide ore will be subjected to two-stage differential flotation to produce a lead-silver concentrate and a zinc concentrate.

Test data indicates that cyanide leaching of the oxide ore will result in a silver recovery of about 77 percent with a grind of 80 percent passing 200 mesh, 96 hours leach time, and a cyanide concentration of 3 kilograms/tonne.

Pincock, Allen & Holt	UPDATED & RESTATED	25.2
DE-00248 August 20, 2012

Test data indicates that differential flotation of the sulfide ore (samples 15 and 18) needs a primary grind of 90 percent passing 200 mesh. A regrinding stage for the lead-rougher-concentrate had been considered for the first sample (tested by SGS in 2009), nevertheless the regrinding stage was not necessary, since recoveries and grades for Ag, Pb and Zn were satisfactory.

Sample 15 (San Juan Ore Body 3)

	Lead Concentrate		Zinc Concentrate
	Recovery	Grade	Recovery	Grade
Silver	73.6%	2.927 kg/tonne	5.3%	0.33 kg/tonne
Lead	53.3%	43.3%	-	-
Zinc	-	-	57.0%	52%

Sample 18 (San Nicolas/Perseverancia)

	Lead Concentrate		Zinc Concentrate
	Recovery	Grade	Recovery	Grade
Silver	91.5%	8.397 kg/tonne	3.0%	0.183 kg/tonne
Lead	64.5%	36.7%	-	-
Zinc	-	-	70%	47%

25.2	Conclusions

Current exploration studies, mine preparation and development by FMS for the Del Toro Silver Mine area have estimated significant Mineral Resources/Reserves, along and to depth of the San Juan and Perseverancia deposits, as well as at Dolores and San Nicolás. Access ramp development to the Perseverancia mine intersected the new San Nicolás mineralized structure, which is now been developed by drifting in two different mine levels. This structure is showing high grade silver mineralization with significant content of base metals in what appears to be another possible breccia zone similar to the Perseverancia mineral concentrations.

FMS is planning to continue development of the aggressively planned exploration program for the following years to investigate other of this district’s exploration targets.

FMS exploration, development efforts, and investments at the Del Toro Silver Mine have resulted in estimated “In Situ” Mineral Resources for San Juan, Perseverancia, Dolores, and San Nicolás areas. As of June 30, 2012 contained metal in oxide and sulfide mineralization totaled 76.5 million ounces of silver equivalent in Measured and Indicated resources; and about 81 million equivalent silver ounces in Inferred resources. The silver equivalent ounces have been estimated based on metal prices of: Ag - $25/oz; Pb - $0.90/lb; Zn - $0.90/lb; and Au - $1,600/oz. Silver equivalent ounces include Ag, Au, Pb, and Zn in sulfides, and only Ag and Au in the oxide mineralization. No metallurgical or mine recovery parameters were included for the “In Situ” Resource estimates.

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In PAH’s opinion FMS’s exploration program at the Del Toro Silver Mine is being conducted with sound engineering practices and acceptable methods of general application within the World mining industry; therefore PAH believes that the exploration methods applied by FMS at Del Toro are acceptable and in accordance with good engineering practices. The estimated resources include Mineral Reserves sufficient to support the planned operation for an estimated 6.5 year mine life.

FMS has initiated training and support of educational programs to attract experienced personnel and in preparation for the future. These programs include coordination and support to nearby communities as part of FMS social responsibilities.

FMS has produced LOM production and development plans for Del Toro. The basis for these plans are the estimated Mineral Reserves which were developed from Measured and Indicated Resources for both ore types totaling about 5.0 million tonnes of sulfide ore at average grades of 182 g/t Ag, 3.03 percent Pb, 3.0 percent zinc and 0.06 g/t of gold per tonne; and 3.0 million tonnes of oxide ore at an average grade of 144 g/t of silver.

Economic analysis of the projected development of Del Toro is based on mining and processing about 4,000 tonnes of the reserves per day. This operation will include mine preparation at the San Juan, Perseverancia, Dolores, and San Nicolás mines by underground methods and processing by cyanidation and flotation the oxidized and sulfides mineralization. Del Toro is well advanced in construction of the sulfide processing plant, which should be in operation by year end 2012 with the flotation circuit at a preliminary capacity of about 1,000 tpd.

Estimated initial capital investments total $124.2 million including a 5 percent for contingencies. An additional $20.1 million is designated for sustaining capital for the mine life. A cash flow analysis for the operation under assumptions and parameters as defined in this TR result in an after-tax NPV of $191.1 million at a discount rate of 5 percent. This positive economic result confirms PAH Reserve statement for FM Del Toro.

Additional exploration potential exists within the property to increase the certainty of the defined Inferred Resources in the developed mineral deposits and within other areas of interest in FMS holdings.

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26.0	RECOMMENDATIONS

PAH recommends that a program of systematic sampling be implemented within the exploration program to check the density determinations related to lithological and various grades of mineralization to ensure the application of appropriate density factors in the future.

  FMS has presented a significant budget for exploration of the Del Toro Silver Mine. These programs of exploration have already shown positive results by indicating an important resource base for the exploration project. PAH highly recommends that these programs be continued at depth in the San Juan and Perseverancia areas. FMS has estimated an expenditure of $4.0 million for drilling from surface and underground drill sites and geophysical studies for 2012. In PAH’s opinion, this investment represents a reasonable budget for exploration of targets that show geologic potential and highly promising evidences of other mineral concentrations.

Table 26-1 shows 2012 Exploration Budget.

TABLE 26-1
First Silver Majestic Corp.
Del Toro Silver Mine
Exploration Program 2012

Drilling Program	Mine Area	Mine Level	No. DH	Meters	Cost /m	Total Cost US$
DH Underground	San Juan	8 Y 9	25	4,000	125	500,000
DH Underground	Dolores	4 Y 10	5	1,000	125	125,000
DH Underground	Perseverancia	22 Y 30	18	3,000	125	375,000
Surface Drilling	Surface	-	52	20,000	125	2,500,000
Total Drilling		-	100	28,000	-	3,500,000
Geophysics (TITAN)	Surface	-	-	10,000	-	500,000
Total Program		-	-	38,000	-	4,000,000

  Mine planning efforts should be focused on the long-term production planning and evaluation, mine access, stoping methods, production and support equipment requirements, manpower requirements, ventilation system, ore transport system, mine dewatering requirements, mine infrastructure, etc.

  Wire reinforcing mesh should be used for ground support instead of chain-link fencing, especially in these areas where shotcrete will be applied.

PAH recommends that a capable and competent geotechnical engineering firm assess the ground conditions in Del Toro mines, and recommend the minimum ground control measures needed for stoping and ore development, especially in the oxide zones and areas of poor ground in the sulfide orebodies of the San Juan Mine. PAH estimates a cost of $150,000 to $250,000 for the aforementioned study.

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To improve confidence in metallurgical projections, PAH recommends that a thorough metallurgical assessment, using both FMS and external engineers and laboratories, be conducted in the following areas (PAH estimated cost: $300,000):

  Full locked-cycle tests on a minimum of six samples that are determined to be representative of San Juan Orebody No. 3, done in parallel by both the FMS laboratory and an external laboratory.

  Multi-element analyses of the final lead-silver and zinc concentrates produced by the locked-cycle tests of both the FMS and external laboratory.

PAH recommends that, for each phase of the operation of the ore-processing facility, the following documents be generated, ensuring that they are consistent with each other and are thorough and accurate (PAH estimated cost $250,000):

  Flow diagrams
  Material balances
  Process design criteria
  Equipment lists
  General arrangement drawings

PAH recommends generating appropriate stand-alone reports, including geotechnical studies, drawings, tables and text, for both the oxide and sulfide tailings storage areas (PAH estimated cost: $200,000).

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27.0	REFERENCES

1.	NI 43-101 Technical Report for the Del Toro Silver Mine, Zacatecas State, México. Prepared for First Majestic Silver Corp. By Pincock, Allen & Holt, Inc. Dated May 18, 2012.

2.

Resource/Reserve Estimates by FMS for the Del Toro Silver Mine, San Juan, Perseverancia, Dolores, and San Nicolás mineral deposits. Prepared by FMDelToro staff as of April 31, 2012 and as of June 30, 2012, were reviewed by PAH.

3.

Informe de Reconocimiento Geológico Efectuado Hasta la Fecha en el Distrito Minero de Chalchihuites, Estado de Zacatecas. Por Jorge Solis Vorrath and Ignacio Herrera Mendieta, Departamento de Exploración, Zona Norte, Residencia Zacatecas, Consejo de Recursos Naturales No Renovables, October 1970.

4.

Reconocimiento a la Mina San Juan, Situada en el Municipio de Chalchihuites, Estado de Zacatecas. Por Jorge Solis Vorrath and Ignacio Herrera Mendieta, Departamento de Exploración, Zona Norte, Residencia Zacatecas, Consejo de Recursos No Renovables. September 1971.

5.

Chalchihuites Geologic Report, Zacatecas, México. On behalf of First Majestic Resource Corp. Prepared by the consulting firm of Exploraciones Geológico-Mineras de Occidente, S.A. de C.V., Ing. Florentino Muñoz Cabral, October 2004.

6.	Legal Opinion – First Majestic Silver Corp. Legal Opinion by México City-based legal advisers, Todd y Associados, by Mr. Fernando Todd Dip, Partner, prepared on November 17, 2011.

7.

Permiso y Autorizaciones – Letter Opinion regarding Environmental and Permit Status of the for Del Toro project as of November 17, 2011. Prepared by Ing. José Luis Hernández Santibañez, FMS Corporate Advisor for Environmental and Permitting in México.

8.	Information provided by FMS as owners and operators of Del Toro Silver Mine, including data from 2007 to March 31, 2012.

9.	Information provided by FMS on concession titles and exploration programs on behalf of the Del Toro Silver Mine, as follows:
  Secretaría de Medio Ambiente y Recursos Naturales. Delegación Federal de Zacatecas. Departamento de Impacto y Riesgo Ambiental. Document No. DFZ152-203/09/1734. “Autorización Condicionada para la Manifestación del Impacto Ambiental Modalidad Particular (SEMARNAT-04-002-A)”. Authorization for change of use of land from forestal to construction and operation of the processing plant and tailings storage facilities for the Mining Operation Del Toro. It includes terms and conditions for the authorized permit including Specifications of Environmental Protection and care of dry and temperate climate zones where there is growth of Xerophile Plants and Tropical Caducipholous, Coniferous or Evergreen Oak Forests. The processing plant is authorized for development within 129.5948 hectares including 9.8697 hectares to be affected. Document dated December 4, 2009.
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  Delegación Federal de la SEMARNAT, Estado de Zacatecas. Authorization for change of the use of land from forestal to mining operation “Unidad Minera Del Toro”. Dated January 15, 2010.

10.	PAH observations on site visits during the periods of November 13-18, 2007, July 15-18, 2008, and November 17-18, 2011.

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28.0	STATEMENT OF QUALIFIED PERSON

Leonel López, C.P.G.
165 S. Union Blvd. Suite 950
Lakewood, Colorado 80228
Phone (303)986-6950
Fax (303)987-8907
llopez@pincock.com

I, Leonel López, C.P.G., am a professional geologist and Principal Geologist for Pincock, Allen & Holt, Inc. of 165 S. Union Boulevard, Suite 950, Lakewood, Colorado, USA. This certificate applies to the Technical Report for the Del Toro Silver Mine, Zacatecas State, México dated May 18, 2012 and Updated and Restated dated August 20, 2012 (the “Technical Report”).

1.

I am a Professional Geologist (PG-2407) in the state of Wyoming, USA, a Certified Professional Geologist (CPG-08359) in the American Institute of Professional Geologists, an SME Founding Registered Member (#1943910), a registered Geological Engineer (Cédula Profesional #1191), in the Universidad Nacional Autónoma de México, a member of the International Association on the Genesis of Ore Deposits, a member of the Society of Economic Geologists, and a member of the Association of Exploration Geochemists.

2.

I graduated from the Universidad Nacional Autónoma de México with the title of Ingeniero Geólogo in 1966 and subsequently have taken numerous short courses in Economic Evaluation and Investment Decision Methods at Colorado School of Mines, and other technical subjects in related professional seminars. I have practiced my profession continuously since 1963.

3.

Since 1963, I have been involved in mineral exploration and evaluation of mineral properties for gold, silver, lead, zinc, copper, antimony, and non-metallic deposits as fluorite, barite, dolomite and coal deposits in Canada, United States of America, México, Guatemala, Costa Rica, Nicaragua, Ecuador, Venezuela, Perú, Bolivia, Chile, Brazil and Argentina.

4.	As a result of my experience and qualification I am a Qualified Person as defined in NI 43-101.

5.

I am presently a Principal Geologist with the international resource and mining consulting company of Pincock, Allen & Holt, Inc. and have been employed since December 2003, and was formerly employed by the same firm from 1988 to 1993.

6.

I have previously worked on the Del Toro Silver Mine (formerly known as Chalchihuites Group of Properties), as part of a PAH team to review the exploration program in 2007. As part of this study, I visited the project site from November 13-18, 2007, July 15-18, 2008, and November 17-18, 2011 for the purposes of observing site layout and infrastructure, examining the deposit geology, inspecting the underground mine, reviewing sampling procedures, reviewing available exploration and resource estimates and data, and discussing the project with site personnel.

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7.

I am the primary author and responsible for the preparation of the Technical Report. I am responsible for all report sections including those report sections outside of my discipline of geology and resource estimates, which were prepared by other Pincock, Allen & Holt representatives that were qualified in those particular disciplines (mining, environmental and metallurgical), which I believe to be reliable work. I have visited the project in November 2007, July 2008, and November 2011 and I have acted as Project Manager for the preparation of this Technical Report.

8.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9.	I am independent of First Majestic Silver Corp. in accordance with the application of Section 1.5 of National Instrument 43-101.

10.	I have read National Instrument 43-101, Form 43-101F1and this report has been prepared in compliance with NI 43-101 and Form 43-101F1.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publications in the public company files, on their websites accessible by the public.

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